Exhibit 99.1

WESTONARIA,  22 February 2018:  Sibanye Gold Limited trading as Sibanye-Stillwater (Sibanye-Stillwater or the Group) (JSE: SGL & NYSE: SBGL) is pleased to report operating and financial results for the six months ended 31 December 2017, and reviewed condensed consolidated preliminary financial statements for the year ended 31 December 2017.

SALIENT FEATURES FOR THE SIX MONTHS AND YEAR ENDED 31 DECEMBER 2017

•	A significant year characterised by material growth and the evolution of the Group into a unique, international precious metals company
•	Group adjusted EBITDA[1] of R9,045 million (US$680 million) despite significantly lower rand gold price and gold production for the year
•	SA Gold operations successfully restructured for sustainability
•	4E PGM production in SA increased to 1,194,348oz in 2017, with over R1 billion annual cost savings due to synergies realised
•	Successful integration of Stillwater, with the Blitz project commissioned three months ahead of schedule
•	Refinancing of US$2.65 billion Stillwater Bridge Facility successfully concluded
•	Leverage improved from 2.7x at 30 June 2017 to 2.6x net debt to adjusted EBITDA¹ at 31 December 2017

US dollar								SA rand
Year ended		Six months ended						Six months ended			Year ended
Dec 2016	Dec 2017	Dec 2016	Jun 2017	Dec 2017		KEY STATISTICS		Dec 2017	Jun 2017	Dec 2016	Dec 2017	Dec 2016
						SOUTHERN AFRICA (SA) REGION
						Gold operations
1,512.2	1,402.9	765.4	688.6	714.3	000'oz	Gold produced	kg	22,216	21,418	23,805	43,634	47,034
1,242	1,254	1,268	1,233	1,274	US$/oz	Average gold price	R/kg	549,064	523,303	569,535	536,378	586,319
675.8	398.8	334.5	170.8	228.0	US$m	Adjusted EBITDA[1]	Rm	3,052.5	2,256.0	4,673.5	5,308.5	9,920.1
36	23	35	20	25%		Adjusted EBITDA margin[1]	%	25	20	35	23	36
954	1,128	1,005	1,143	1,114	US$/oz	All-in sustaining cost[2]	R/kg	480,010	485,441	451,352	482,693	450,152
						PGM operations
420,763	1,194,348	327,990	590,712	603,636	oz	4E PGM[3] production	kg	18,775	18,373	10,201	37,148	13,087
832	942	874	910	975	US$/4Eoz	Average basket price	R/4Eoz	13,066	12,006	12,204	12,534	12,209
23.8	119.8	20.7	35.2	84.6	US$m	Adjusted EBITDA[1]	Rm	1,128.4	465.6	289.2	1,594.0	350.3
9	12	9	8	16%		Adjusted EBITDA margin[1]	%	16	8	9	12	9
705	782	730	785	778	US$/4Eoz	All-in sustaining cost[2]	R/4Eoz	10,432	10,364	10,195	10,399	10,342
						UNITED STATES (US) REGION
						PGM operations[4]
	376,356		93,725	282,631	oz	2E PGM[3] production	kg	8,791	2,915		11,706
	517,148		126,445	390,703	oz	PGM recycling[4]	kg	12,152	3,933		16,085
	927		850	947	US$/2Eoz	Average basket price	R/2Eoz	12,699	11,242		12,330
	161.0		27.9	133.1	US$m	Adjusted EBITDA[1]	Rm	1,774.5	368.1		2,142.6
	23		19	25%		Adjusted EBITDA margin[1]	%	25	19		23
	651		622	660	US$/2Eoz	All-in sustaining cost[2]	R/2Eoz	8,899	8,134		8,707
						GROUP
236.6	(333.2)	214.9	(363.8)	30.6	US$m	Basic earnings	Rm	366.3	(4,803.7)	3,140.3	(4,437.4)	3,473.3
170.9	(16.8)	98.5	(165.2)	148.4	US$m	Headline earnings	Rm	1,957.9	(2,181.8)	1,393.8	(223.9)	2,507.7
250.6	(36.0)	110.7	(75.9)	39.9	US$m	Normalised earnings[5]	Rm	522.2	(1,001.9)	1,526.1	(479.7)	3,678.1
14.68	13.31	13.97	13.21	13.41	R/US$	Average exchange rate
1

The Group now reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. For a reconciliation of profit/loss before royalties and tax to adjusted EBITDA, see note 11 of the financial statements. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue.

2	See “salient features and cost benchmarks for the six months ended 31 December 2017, 30 June 2017 and 31 December 2016” for the definition of All-in sustaining cost.
3

The Platinum Group  Metals (PGM) production in the SA Region is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au),  and in the US Region is principally platinum  and palladium, referred to as 2E (2PGM).

4

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace. The US PGM operations represent eight months (from May 2017) since acquisition.

5

Normalised earnings is earnings attributable to the owners of Sibanye-Stillwater excluding non-cash gains and losses,  non-recurring items and share of results of equity-accounted investees. For a reconciliation of profit/loss attributable to the owners of Sibanye-Stillwater to normalised earnings, see note 7 of the financial statements.

.

Stock data for the six months ended 31 December 2017		JSE Limited - (SGL)
Number of shares in issue		Price range per ordinary share	R14.15 to R21.89
- at 31 December 2017	2,168,721,220	Average daily volume	9,527,002
- weighted average	2,168,567,378	NYSE - (SBGL); one ADR represents four ordinary shares
Free Float	80%	Price range per ADR	US$4.30 to US$6.57
Bloomberg/Reuters	SGLS/SGLJ.J	Average daily volume	2,907,523

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       1

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE-STILLWATER

It is with great pleasure that I am able to report positive operating and financial results throughout the group, to end the 2017 reporting period. 2017 was operationally and strategically a significant year for Sibanye-Stillwater, and one which, I am confident, has uniquely positioned the Group to deliver significant, tangible value to all of its stakeholders, consistent with our vision and values.

Safety

The benefit of the revised safety strategy adopted in the Southern Africa (SA) Region in the latter half of 2016 and rolled out across the operations during 2017, is evident in improvements in all the main safety indicators across the region for the six months ended 31 December 2017. Compared with the same period in 2016, the SA Region Serious Injury Frequency Rate (SIFR) improved by 14% to 3.59 per million hours with the Lost Day Injury Frequency Rate (LDIFR) improving by 13% to 5.76 per million hours. We have now restored our leading position among both the gold and PGM South African peer companies as the benchmark performer on the majority of safety indices in both the gold and PGM sectors.

2017 Comparative SA Gold Safety Performance
Company	FIFR	FIFR Ranking	SIFR	SIFR Ranking	LDIFR	LDIFR Ranking
Sibanye-Stillwater gold operations	0.09	1	4.12	1	6.33	1
Gold peer 1	0.11	2	5.00	3	10.08	3
Gold peer 2	0.15	3	4.18	2	7.07	2

2017 Comparative SA PGM Safety Performance
Company	FIFR	FIFR Ranking	SIFR	SIFR Ranking	LDIFR	LDIFR Ranking
Sibanye-Stillwater PGM operations	0.04	1	2.59	1	4.69	2
PGM peer 1	0.10	3	4.86	3	7.37	3
PGM peer 2	0.05	2	3.00	2	4.27	1

Source: Industry Working Group

The safety improvements continued through the year, with the SA gold operations, in the December 2017 quarter, recording their first fatality free quarter since March 2015. The SA PGM operations sadly experienced one fatality when Mr. Moagisi Selaotswe was struck by a utility vehicle despite the proximity detection system that was in effect to provide warnings to the vehicle operator and pedestrians.

Initially, the positive safety performance continued into 2018, with the entire SA region fatality free for the month of January 2018. Sadly, four recent fatalities at our SA gold operations in February 2018, brought to an end a 3.8 million fatality free shift period at the SA gold operations and 3.6 million fatality free shifts at the SA region as a whole. Safety incidents are of concern to all of us. We are actively investigating what caused these incidents and will take necessary action to prevent them from occurring again. The board and management of Sibanye-Stillwater extend their deepest condolences to the families, friends and colleagues of Ngobeni Solly Dumisani (Special Team Leader at Kloof), Dube Chicco Elmon (Winch Operator at Kloof), Mating Matela (General Miner at Driefontein) and Mncwazi Zanempi (Artisan Assistant at Driefontein). Our journey towards zero harm continues.

For the year, the US Region Total Recordable Injury Frequency Rate (TRIFR) (measured per million man hours)  was a record low of 12.7, an improvement compared with the 2016 TRIFR of 12.9. The East Boulder mine was free from lost day and serious injuries for the entire year and the US Region reported no contractor injuries for the entire year.

An incident at our Beatrix Operations in February 2018, following a severe storm which destroyed both the main and secondary (backup) Eskom power lines supplying electricity to Beatrix, received significant media attention and was accompanied by negative commentary from the unions. Without dwelling on the details of the incident, I would again like to reiterate that at no point were our employees in danger and management was in total control of the situation throughout. All required safety systems were in place, and although problems were experienced with some equipment due to the power surge emanating from the destruction of power lines, alternative extraction through the adjacent mine shaft, where the winders were operable, was always possible. The successful extraction of 955 employees without any notable injuries is testament to the professional and dedicated approach of Sibanye-Stillwater management and I would like to again express my appreciation to the teams involved.

OPERATING AND STRATEGIC OVERVIEW

The strong operating and cost performance across the expanded Group in the second half of the year, reinforces the appropriateness of the decision made to restructure the business regionally in order to ensure role clarity and sustainable operational delivery. Both the SA and US Regions have developed effective strategies to sustain and improve operational and financial delivery, with strong leadership teams in place to lead the strategic execution. The US Region has completed the process of establishing the US Region executive team, with Heather McDowell joining as Vice President: Legal, Environmental and Government Affairs. We are confident that the current organisational structure and operating model will ensure continued delivery.

Both the SA gold and PGM operations delivered annual production above guidance and costs below the guided range. The cessation of mining at the loss-making Cooke operations, which was a primary reason for the year-on-year decline in gold production, is expected to reduce the All-in sustaining cost (AISC) for the gold operations in 2018 by approximately R15,000/kg (in 2017 terms). Adjusted EBITDA for the SA gold operations for the year ended 31 December 2017, declined by 46% to R5.3 billion (US$399 million), due to a 7% decline in production to 43,634kg (1.4Moz) and a 9% decline in the average gold price to R536,378/kg (US$1,254/oz).

The integration of the Rustenburg PGM operations has exceeded our expectations. The Rustenburg operations have consistently delivered solid production and improved financial results, with approximately R1 billion in cost savings and synergies realised in the first year of incorporation, well ahead of initial expectations of R800 million over three to four years. The SA PGM operations contributed R1.6 billion (US$120 million) (18%) to Group adjusted EBITDA in 2017 on the back of effective cost management assisted

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       2

by improving PGM prices. This is a remarkable result from assets which, before being part of the Sibanye-Stillwater Group, had been delivering significant and sustained losses for many years.

The acquisition of Stillwater was fortuitously timed with the palladium price rising by over 60% since the acquisition was concluded. Subsequent to shareholders approving the acquisition in May 2017, the US$2.65 billion Stillwater Bridge Facility was successfully refinanced by an oversubscribed US$1 billion rights issue, maiden US$1.05 billion corporate bonds and finally through a low cost, US$450 million convertible instrument. The integration of the US PGM operations has also proceeded smoothly, with steady operating results and the critical Blitz project commissioned three months ahead of plan. The US PGM operations contributed R2.1 billion (US$161 million) (24%) to Group adjusted EBITDA during the eight months since acquisition. Notably, given the recent strength in the rand, which has impacted on margins of all SA mining operations, this has provided welcome diversification and support the impeccable timing of the acquisition.

A detailed, independent competent persons report (CPR) released in November 2017 yielded a value for Stillwater of approximately US$2.73 billion, which is higher than the US$2.24 billion acquisition price (inclusive of the transaction fees of US$40 million) and supports the rationale for the transaction. The CPR is available on the Sibanye-Stillwater website at https://www.sibanyestillwater.com/investors/documents-circulars.

We have for some time clearly signalled the importance of becoming a “mine-to-market” producer in South Africa and our intent to conclude a “fourth step” in our PGM strategy. The proposed acquisition of Lonmin, which was announced on 14 December 2017 will, if successful, complete that fourth strategic step. We are confident that this logical transaction will enable the realisation of significant synergies, which will bring greater stability to both the Lonmin and Sibanye-Stillwater’s SA PGM operations. The fundamental outlook for PGMs continues to improve and we are confident that Sibanye-Stillwater is strongly positioned to deliver significant value in the near term.

In addition to the PGM transactions announced during the year, the proposed transfer of certain gold surface assets on the West Rand for a 38% shareholding in DRDGOLD Limited (DRDGOLD) and an option to acquire a majority stake, was announced. Again, this logical transaction will enable us to realise immediate value from the West Rand Tailings Retreatment Project (WRTRP) while also providing future optionality without the need to incur significant capital investment.

Sibanye-Stillwater maintains its prudent approach to capital management, with balance sheet deleveraging and preservation of long term financial flexibility remaining key priorities. Net debt (excluding the Burnstone Debt and including the US$450 million convertible derivative instrument) at 31 December 2017 was R23,176 million (US$1,875 million). There was a 7% reduction in net debt to adjusted EBITDA to 2.6x, compared with 2.7x at 30 June 2017. The Group also has sufficient liquidity with committed unutilised debt facilities of R3,653 million (US$296 million) at 31 December 2017.

In order to maintain adequate liquidity, the refinancing and upsizing of the US$350 million Revolving Credit Facility (RCF), maturing on 23 August 2018, has been launched. A term sheet has been executed with the two Bank coordinators who have each received credit approval for a US$100 million participation. We anticipate closing of the syndication during March 2018. The terms and conditions largely mirror the current US dollar RCF which is US$92 million drawn as at 31 December 2017. This will increase our available facilities by about US$250 million.

The development and growth of the Company has been rapid and as such, the strategic imperative for 2018 is one of consolidation. Strategic priorities during the year are to:

•	reduce the Group’s financial leverage as soon as possible
•	maintain the focus on operational excellence in order to ensure consistent and sustainable delivery on production and costs
•	drive down costs in order to enhance Group competitiveness
•	continue with the integration and optimization of recently acquired operations, and
•	enhance the Group’s competitiveness by addressing the current market discount to intrinsic value

Financial Overview

As noted in the interim results published for the six months ended 30 June 2017, the inclusion of the Rustenburg Operations for the full six month period ended 31 December 2017 makes direct comparison of financial results for the comparable period in 2016 to have limited meaning. The comparison is further confounded by the consolidation of the US PGM operations for the six months ended 31 December 2017 and the significant increase in the issued share capital of the Group following the rights issue in June 2017, which has a significant impact on the per share earnings metrics. The financial results should be considered with these factors in mind.

Due to the inclusion of R5,612 million (US$419 million) revenue from the Rustenburg Operations and R7,215 million (US$541 million) from the US PGM operations, Group revenue for the six months ended 31 December 2017 was 61% higher than for the comparable period in 2016 at R26,692 million (US$1,995 million). Revenue from the SA gold operations however, declined by R1,286 million (US$52 million) due to a 7% decline in gold produced, primarily due to the closure of the Cooke operations, and a 4% decline in the average rand gold price received to R549,064/kg.

Despite a significant increase in Group cost of sales, before amortisation and depreciation compared to the same period in 2016 due to the consolidation of the SA and US PGM operations, Group adjusted EBITDA for the six months ended 31 December 2017 of R5,955 million (US$446 million) was 20% higher year-on-year, positively impacting leverage measures.

Primarily due to the increase in borrowings arising from the acquisition of Stillwater, net finance expenses for the six months ended 31 December 2017, increased by R963 million (US$73 million) year-on-year to R1,312 million (US$98 million). The cessation of mining at the Cooke operations and subsequent restructuring contributed to a meaningful increase in restructuring costs of R433 million (US$33 million).

The Group recorded a net profit for the six months of R370 million (US$31 million) compared with R2,955 million (US$202 million) for the comparable period in 2016.

Normalised earnings (attributable earnings adjusted for non-cash gains and losses, non-recurring items and share of result of equity-accounted investees) for the six months ended 31 December 2017 was R522 million (US$40 million), a significant improvement on the

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       3

R1,002 million (US$76 million) normalised loss reported for the first half of the year and reflective of the benefits accruing from the integration of the PGM acquisitions.

The recent strength in the rand, while partly offset by gains in precious metal prices, if sustained, will impact significantly on margins and potentially affect our ability to delever the balance sheet. While US PGM operations are unaffected by the local currency, generate significant profits and provide important diversification, the SA gold operations, and to a lesser extent the SA PGM operations, will be impacted by the recent strength in the rand. A number of non-equity alternatives to reduce debt and facilitate deleveraging are currently being considered.

Restructuring of the SA gold operations in 2017 and the realisation of significant synergies at the SA PGM operations have improved cost competitiveness and better positioned these operations to withstand a strong rand environment. That said, we are currently reviewing our operational plans in order to ensure that we remain profitable in all circumstances.

On 22 December 2017, new federal tax reform legislation was enacted in the United States, resulting in significant changes from previous tax law and effective 1 January 2018 the 2017 Tax Act reduces the federal corporate income tax rate to 21% from 35%. The rate change, together with other immaterial changes in tax basis, resulted in a decrease in our US Region net deferred tax liabilities of R2,532 million  (US$205 million) and a corresponding deferred tax benefit in 2017. Our federal income tax expense for periods beginning in 2018 will be based on the new rate.

Although we are still in the process of fully understanding the implications of the tax reform changes, with significant changes made to the deductibility of interest expenses and a repeal of the Alternative Minimum Tax (AMT) system, early indications are that the changes will be net-positive for the US Region. This should in turn have a positive effect on the Group’s net earnings, assuming the US Region delivers on its targets over the short, medium and long term.

OPERATING REVIEW

SA Region

SA gold operations

Despite a similar average received dollar gold price of US$1,274/oz for the six months ended 31 December 2017 to the comparative period in 2016, the 4% appreciation of the average rand exchange rate relative to the US dollar resulted in the average rand gold price achieved declining 4% from R569,535/kg to R549,064/kg in the second half. Together with gold produced declining 7% year-on-year to 22,216kg (714,300oz), primarily due to the cessation of underground operations at Cooke, revenue from the SA gold operations declined by R1,286 million (US$52 million) year-on-year.

Cost of sales, before amortisation and depreciation increased in absolute terms, by approximately 4% to R8,957 million (US$668 million), with unit costs 14% higher at R977/tonne milled due to lower production and above inflation cost increases, and ongoing costs being incurred on the care and maintenance of the Cooke Operations. AISC increased by 6%, to R480,010/kg (US$1,114/oz). Excluding the cost structures associated with the Cooke Operations and Beatrix West mine, as well as production from these operations, AISC for the SA gold operations would have been approximately R25,000/kg (US$60/oz) lower. Decisive action taken to address these loss-making, high cost operations has resulted in the SA gold operations being better positioned for a strong rand environment than they were last year.

Underground production at the Driefontein operations of 6,585kg (211,700oz) was 9% lower year-on-year, due to a 13% decline in yield partially offset by a 5% increase in throughput. The decrease in grade was primarily due to lower grades at 5 Shaft and 8 Shaft, which were expected and in line with the plan. Gold production from surface sources decreased by 22% to 815kg (26,200oz) due to depletion of higher grade surface resources and a 2% decline in surface throughput to 2.1 million tonnes. The outlook on the average grade mined for 2018 is in line with the average grade achieved in H2 2017.

The Kloof operations delivered another strong performance, with underground production increasing by 13% to 7,990kg (256,900oz) and surface production increasing by 7% to 816kg (26,200oz). As a result, AISC declined by 1% despite inflationary pressures. Higher underground mining volumes resulted in a 3% increase in ore milled to 1.1 million tonnes, which was supported by a  10% increase in underground yield. Surface throughput increased by 27% to 1.9 million tonnes due to an increase in the volume of Venterspost surface material treated at the Ezulwini plant, post the closure of Cooke 4.

At the Beatrix Operations, underground gold production decreased by 10% to 4,502kg (144,800oz), primarily due to re-planning at Beatrix West following Section 189 consultations. The reduction allowed more flexibility, reduced costs and addressed constraints underground. Crews were reduced from 38 to 26, and volume decreased by 23%. Due to the Section 189 consultations, the remainder of Beatrix operations experienced restrictions to fill critical labour complement, which impacted on production volumes at these sections. Gold production from surface sources decreased by 60% to 88kg (2,800oz), due to a 58% reduction in throughput as surface resources are depleted.

Underground production from the Cooke Operations decreased by 51% to 1,030kg (33,100oz) as a result of Cooke 4 shaft being placed on care and maintenance towards the end of September 2016, coupled with the Cooke 1, 2 and 3 shafts being placed on care and maintenance during the period under review.

SA PGM operations

The SA PGM operations reported attributable 4E PGM production of 603,636oz for the six months ended 31 December 2017, 2% higher than the six months ended 30 June 2017. 4E PGM production from Kroondal was again higher at 126,606oz, another record six months performance since it started mining in 2001. 4E PGM production from Rustenburg of 403,211oz was 1% lower than for the six months ended 30 June 2017, with Mimosa increasing attributable 4E production by 4% to 63,274oz.

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       4

Despite the recent strength in the rand, the average 4E basket price for the period was 7% higher than the second half of 2016 at R13,066/4Eoz (US$975/4Eoz), mainly due to significant increases in palladium and rhodium prices (which comprise approximately 30% and 8% of the 4E prill split respectively).

Costs continue to be well managed, with AISC of R10,432/4Eoz (US$778/4Eoz), resulting in the SA PGM operations contributing adjusted EBITDA of R1,128 million (US$85 million), a commendable outcome in the first year of integration.

US Region

US PGM operations

The US PGM operations, comprising the Stillwater Mine (including the Blitz project), East Boulder Mine, and Columbus Metallurgical Complex (made up of the recycling operations, smelter, base metals refinery and analytical laboratory) were incorporated into the Sibanye-Stillwater group effective from 4 May 2017.

The US PGM operations reported mined 2E PGM production of 282,631oz at an AISC of US$660/2Eoz for the six months ended 31 December 2017. For the eight months under Sibanye-Stillwater control, mined 2E PGM production was 376,356oz at an AISC of US$651/2Eoz. This compares favourably to mined 2E PGM production of approximately 364,0002Eoz for the same time period in 2016, and 2017 guidance. The East Boulder mine delivered record 2E PGM production of approximately 148,000oz during the period, while the Stillwater Mine contributed approximately 228,000oz. The Columbus Metallurgical Complex processed a record of approximately 861,000oz (mined: 477,569oz and recycled: 383,142oz) during the eight months since acquisition.

Capital expenditure in the US region for the eight months was US$124 million, including project capital at Blitz. In addition, a total of US$3 million was spent on exploration at Altar in Argentina and Marathon in Canada.

The Blitz project was commissioned three months ahead of schedule, and has produced approximately 7,000oz since commissioning.

Our industry leading recycling operation in Columbus, Montana, delivered strong growth in volumes during the period averaging 24.2 tonnes of feed material per day for the eight months compared to 23.0 tonnes per day in 2016. In total, recycling processed 517,148oz (includes 108,728oz tolled) for the eight months. This record performance led to the recycling operation contributing US$12 million to Group adjusted EBITDA, with the US PGM operations as a whole contributing US$161 million (R2,143 million) to Group adjusted EBITDA during the eight month period, at an average adjusted EBITDA margin of 23%.

During the period 383,142oz mined 2E PGMs and 477,569oz (platinum, palladium and rhodium) recycled PGMs were sold. The average 2E basket price achieved for mined production for the eight months was US$927/2Eoz, US$201/2Eoz (28%) higher than the average basket price for the comparable eight months in 2016. This favourable move in the basket price resulted in a positive mine revenue variance of approximately US$71 million for the eight months when compared to 2016. The current spot basket price is approximately US$1,025/2Eoz.

CORPORATE ACTION

The proposed DRDGold transaction

On 22 November 2017 it was announced that selected assets of the WRTRP would be vended into DRDGOLD for a 38% stake in the company. Furthermore, the transaction allows for Sibanye-Stillwater to increase its shareholding up to 50.1% at a 10% discount to the 30 day VWAP trading price of DRDGOLD, within 24 months after the competition commission certificate was issued. On 7 February 2018, the said certificate was issued and it is anticipated that further outstanding conditions (including DRDGOLD shareholder approval) will be fulfilled in the second quarter of 2018. For more information regarding this transaction refer to https://www.sibanyestillwater.com/investors/transactions/drdgold.

The proposed Lonmin acquisition

On 14 December 2017 an all share offer to acquire 100% of Lonmin plc was announced. The Board of Sibanye-Stillwater believes that the proposed acquisition is a logical step in executing its PGM strategy, at a low point in the PGM price cycle and is value accretive for Sibanye-Stillwater shareholders. By combining Sibanye-Stillwater’s existing, and contiguous, South African PGM assets with Lonmin's operations, including Lonmin's processing facilities, Sibanye-Stillwater will be able to unlock operational synergies estimated at R1.5 billion by 2021* and become a fully integrated PGM producer in South Africa, with long-term growth potential through Lonmin’s advanced projects. For more information regarding this transaction refer to https://www.sibanyestillwater.com/investors/transactions/lonmin.

*For further information in relation to the expected synergies, please refer to page 17, 58 and 60 of the offer announcement dated 14 December 2017, available on https://www.sibanyestillwater.com/investors/transactions/lonmin

OUTLOOK

The political environment in South Africa has recently undergone substantial change. While structural changes are yet to be seen, general sentiment around the country’s prospects for economic stability and growth is more positive. This has notably reflected in the strength of the local currency, which has appreciated by 6% against the dollar in 2018 to date and, remarkably, by 18% since the beginning of 2017.

At the same time though, dollar denominated precious metal prices have increased, and while the rand will continue to impact on industry margins, overall spot prices are generally higher than at the same time in 2017. While the political and regulatory outlook appears more positive, and suggests upside for the beleaguered mining industry, we continue to adopt a cautious and measured approach.

Following the cessation of underground operations at Cooke in 2017, the outlook for the SA gold operations is more sustainable. Production is forecast at between 38,500kg and 40,000kg (1.24Moz and 1.29Moz) for the year ending 31 December 2018 with AISC

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       5

between R475,000/kg and R495,000/kg (US$1,130/oz and US$1,180/oz). Total capital expenditure, including approximately R400 million (US$31 million) project capital for Burnstone, is forecast at approximately R3,500 million (US$268 million).

4E PGM production from the SA PGM operations for the year ending 31 December 2018 is forecast at between 1,100,000oz and 1,150,000oz with AISC between R10,750/4Eoz and R11,250/4Eoz (US$825/4Eoz and US$860/4Eoz). Capital expenditure is forecast at R1,500 million (US$115 million), which includes approximately R350 million (US$27 million) of project capital.

The dollar costs are based on an average exchange rate of R13.05/US$.

2E PGM production from the US PGM operations for the year ending 31 December 2018 is forecast to be between 580,000oz and 610,000oz, with AISC between US$650/2Eoz and US$690/2Eoz. Capital expenditure is expected to be up to US$222 million.

Sibanye-Stillwater has undergone significant change and done so under challenging circumstances at what we believe to have been a low point in the commodity price cycle. Recent strength in precious metal prices, supported by improving market fundamentals, underpins our view. We are convinced that Sibanye-Stillwater offers fundamental value and is strategically positioned to benefit from any upside in precious metal prices.

Neal Froneman

Chief Executive Officer

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       6

FINANCIAL AND OPERATING REVIEW OF THE GROUP

For the six months ended 31 DECEMBER 2017 (H2 2017) compared with the six months ended 31 DECEMBER 2016  (H2 2016)

Revenue

Revenue increased by 61% to R26,692 million (US$1,995 million) from R16,536 million (US$1,172 million). This included R7,279 million (US$544 million) from the SA PGM operations and R7,215 million (US$541 million) from the US PGM operations. The increase at the SA PGM operations was due to the inclusion of revenue of R5,612 million (US$419 million) from the Rustenburg Operations for the full six months in 2017 compared with R1,656 million (US$113 million) for two months in 2016. Revenue from the SA gold operations declined by 10% to R12,198 million (US$910 million) due to a 4% lower average gold price and a 7% decline in gold production year-on-year. The lower production was mainly due to the cessation of underground operations at Cooke, and lower volumes mined and grades at Beatrix West and the Driefontein Operations.

Cost of sales, before amortisation and depreciation

Cost of sales, before amortisation and depreciation increased by 80% to R20,496 million (US$1,531 million). This included R6,100 million (US$455 million) at the SA PGM operations and R5,439 million (US$408 million) at the US PGM operations. The increase at the SA PGM operations was due to the inclusion of cost of sales, before amortisation and depreciation of R4,800 million (US$358 million) at the Rustenburg Operations for the full six months in 2017 compared with R1,583 million (US$108 million) for two months in 2016. Cost of sales, before amortisation and depreciation at the SA gold operations increased by 4% to R8,957 million (US$668 million) due to above inflation increases in wages and other costs, partly offset by the cessation of underground operations at Cooke.

Amortisation and depreciation

Amortisation and depreciation increased by 53% to R3,203 million (US$239 million). This included R434 million (US$33 million) from the SA PGM operations and R1,118 million (US$84 million) from the US PGM operations. Amortisation and depreciation at the SA gold operations decreased by 14% to R1,651 million (US$123 million) due to the lower production, and impairment of the Cooke underground and Beatrix West mining assets at 30 June 2017.

Finance expense

The finance expense increased to R1,532 million (US$114 million) from R518 million (US$37 million). The increase was primarily due to the increase in average indebtedness to fund the Stillwater acquisition. The finance expense in H2 2017 included interest of R500 million (US$38 million) on the US$1.05 billion Bond (issued at the end of June 2017),  R81 million (US$6 million) on the US$450 million Convertible Bond (issued at the end of September 2017), and R475 million (US$35 million) on the R6.0 billion revolving credit facility (RCF), US$350 million RCF and Stillwater Bridge Facility.

Sibanye-Stillwater’s average outstanding gross debt, excluding the Burnstone Debt, was approximately R26.9 billion during H2 2017 compared with approximately R6.3 billion during H2 2016. For additional information on Sibanye-Stillwater’s borrowings see note 11 of the financial statements.

Loss on financial instruments

The net loss on financial instruments of R853 million (US$64 million) for H2 2017 compared with a net gain of R144 million (US$6 million) for H2 2016. This net loss included losses on revised estimated cash flows of the Anglo American Platinum financial assets of R468 million (US$35 million) and Deferred Payment of R469 million (US$35 million), a fair value loss on the share-based payment on BEE transaction obligation of R153 million (US$11 million), partly offset by a gain on revised estimated cash flows to repay the Burnstone Debt of R75 million (US$6 million) and fair value gain on the derivative financial instrument of R116 million (US$9 million). For additional information see note 3 of the financial statements.

Non-recurring items

Impairments

Following the implementation of the DRDGOLD Transaction and exchange of selected surface gold processing assets and tailings storage facilities (TSF), Sibanye-Stillwater will retain full ownership of the Cooke and Ezulwini TSFs, and as such, retains full exposure to the low uranium price environment without the higher gold TSF. As a result, a decision was taken to impair the “remaining” West Rand Tailings Retreatment Project (WRTRP) exploration and evaluation assets, and allocated goodwill by R1,344 million (US$101 million).

In addition, no expenditure on further exploration for and evaluation of the De Bron-Merriespruit mineral resources is budgeted or planned for 2018. As a result, a decision was taken to impair this exploration and evaluation asset by R227 million.

Restructuring costs

Restructuring costs, including voluntary separation packages, of R582 million (US$44 million) were incurred at the SA gold and PGM operations.

Transaction costs

Transaction costs of R151 million (US$11 million) were primarily related to the Stillwater acquisition and US$450 million Convertible Bond issued at the end of September 2017.

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       7

Mining and income tax

Current tax decreased to R465 million (US$35 million) from R618 million (US$44 million) due to the decrease in taxable mining income. The deferred tax decreased to a credit of R2,998 million (US$225 million) from a charge of R79 million (US$5 million). The deferred tax credit for H2 2017 was mainly due to the impact of the new federal tax reform legislation enacted in the United States on 22 December 2018. From 1 January 2018, the federal corporate income tax rate reduced 21% from 35%. This rate change, together with other immaterial changes in tax basis, resulted in a decrease of R2,532 million  (US$205 million) in the US PGM operations’ net deferred tax liabilities and a corresponding deferred tax benefit.

Liquidity and capital resources

Free cash flow

Sibanye-Stillwater defines free cash flow as cash from operating activities before dividends paid, less additions to property, plant and equipment.

A free cash outflow of R1,967 million (US$147 million) for H2 2017 compares with an inflow of R330 million (US$27 million) for H2 2016. This was largely due to increases of R1,362 million (US$110 million) in investment in working capital, R683 million (US$52 million) in interest paid and a R1,225 million (US$101 million) in capital expenditure, due to the incorporation of new acquisitions, partly offset by an increase of  R474 million (US$52 million) in cash generated by operations and a decrease of R455 million (US$30 million) in royalties and taxation paid.

Capital expenditure

Capital expenditure increased by 51% to R3,615 million (US$270 million) from R2,390 million (US$168 million). This included R515 million (US$38 million) at the SA PGM operations and R1,324 million (US$99 million) at the US PGM operations. The increase at the SA PGM operations was due to the inclusion of capital expenditure of R395 million (US$29 million) from the Rustenburg Operations for the full six months in 2017 compared with R149 million (US$10 million) for two months in 2016. Capital expenditure from the SA gold operations, which was 17% lower, where ore reserve development (ORD) decreased by R118 million (US$4 million) and project expenditure, mainly at Burnstone and WRTRP, decreased by R175 million (US$11 million).

Net decrease in cash and cash equivalents

Cash at 31 December 2017 (after net loans repaid of R2,178 million (US$163 million)) decreased to R2,062 million (US$167 million) from R6,523 million (US$500 million) at 30 June 2017. For additional information on Sibanye-Stillwater’s liquidity risk see note 15 of the financial statements.

Mineral resources and mineral Reserves

On 19 February 2018, Sibanye-Stillwater reported an updated of its Mineral Resources and Mineral Reserves at 31 December 2017, including 2E PGM Mineral Resources and Mineral Reserves for the US region following the acquisition of Stillwater in May 2017.

•	Total gold Mineral Reserves decreased by 10% or 2.957Moz to 25.737Moz
•	Total gold Mineral Resources decreased by 16.924Moz to 85.111Moz
•	Total 4E PGM Mineral Reserves decreased by 4% to 22.358Moz
•	Total 4E PGM Mineral Resources declined marginally to 100.175Moz
•	The acquisition of Stillwater in May 2017, increased 2E PGM Mineral Reserves by 21.903Moz and 2E PGM Mineral Resources by 80.463Moz

For additional details relating to the Mineral Resources and Mineral Reserves see the SENS Announcement on 19 February 2018, available on the Company’s website. The Stillwater CPR is also available on the website at https://www.sibanyestillwater.com/investors/documents-circulars.

CAPITALISATION ISSUE

Sibanye-Stillwater reported an attributable loss of R4,437 million (US$333 million) for the year ended 31 December 2017, compared with attributable earnings of R3,473 million (US$237 million) for the year ended 31 December 2016. In the near term, cash preservation is prudent and as a result no final dividend is being declared.

Accordingly, the Board has resolved to issue and allot fully paid ordinary shares of no par value (ordinary shares) as a capitalisation issue to Sibanye-Stillwater shareholders and American Depositary Receipt (ADR) holders pro rata to their current holding at a ratio of 4  (four) ordinary shares for every 100 (one hundred) ordinary shares held, including ordinary shares underlying ADRs (the Capitalisation Issue). Where a shareholder’s entitlement to the Capitalisation Issue gives rise to a fraction of a share, in respect of fractional entitlements that arise, all allocations of securities will be rounded down to the nearest whole number resulting in allocations of whole securities and a cash payment for the fraction. The weighted average traded price for Wednesday,11 April 2018, less 10% will be used to determine the cash value. An announcement will be released on Thursday, 12 April 2018 advising shareholders of the cash value determined with regards to transactional entitlements. The bank of New York Mellon, the depositary of the Company’s ADR programme will publish an announcement containing information and dates relevant to the Company’s ADR holders.

The Capitalisation Issue is not a dividend as defined by the Income Tax Act and therefore will not attract Dividends Withholding Tax. The Capitalisation Issue may have tax implications on shareholders, both South African and non-resident and shareholders are advised to obtain appropriate advice from their professional advisors in this regard.

In terms of the Exchange Control Regulations of the Republic of South Africa:

•	Any share certificates that might be issued to non-resident shareholders will be endorsed “Non-Resident”;

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       8

•

Any new share certificates controlled in terms of the Exchange Control Regulations will be forwarded to the Authorised Dealer in foreign exchange controlling their blocked assets. Such share certificates will be endorsed “Non- Resident”; and

•	Dividend and residual cash payments due to non-residents are freely transferable from the Republic.

Accordingly shareholders are advised that the Capitalisation Issue in jurisdictions other than South Africa may be restricted by law and accordingly, shareholders in those jurisdictions will not be entitled to receive capitalisation shares (ineligible shareholders). Ineligible shareholders are required to contact their broker, Central Securities Depository Participants (CSDP) or the transfer secretary and inform them that they are unable to participate in the Capitalisation Issue prior to the record date in order to participate in the Capitalisation Issue, being Wednesday, 11 April 2018. The CSDP shall be responsible for informing the transfer secretaries of all dematerialised shares held by them on behalf of such ineligible foreign shareholders.

The Transfer secretary will facilitate the sale of the capitalisation shares for cash in South Africa, and distribute the cash proceeds therefrom (net of applicable fees, expenses, taxes and charges) to the ineligible shareholders in proportion to such ineligible shareholders entitlement to the capitalisation shares.

In accordance with paragraphs 11.17 (b) of the JSE Listings Requirements the following additional information is disclosed:

•	The Capitalisation Issue will be made from Sibanye-Stillwater’s revenue reserves
•	Sibanye-Stillwater currently has 2,168,721,220 ordinary shares in issue
•	Sibanye-Stillwater’s income tax reference number is 9431292151
•	Sibanye-Stillwater’s Auditors are KPMG Inc. and the individual auditor is Henning Opperman

Shareholders are advised of the following dates in respect of the Capitalisation Issue of 4  (four) ordinary shares for every 100 (one hundred) shares held:

•	Last date to trade: Tuesday, 10 April 2018
•	Capitalisation shares listed: Wednesday, 11 April 2018
•	Shares commence trading ex-entitlement: Wednesday, 11 April 2018
•	Record date: Friday, 13 April 2018
•	Accounts with CSDP or broker credited or issuing of new share certificates is expected to be effected: Monday, 16 April 2018

Please note that share certificates may not be dematerialised or rematerialised between Wednesday, 11 April 2018, and Friday, 13 April 2018, both dates inclusive

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       9

SALIENT FEATURES AND COST BENCHMARKS FOR THE SIX MONTHS ENDED 31 DECEMBER 2017, 30 JUNE 2017 AND 31 DECEMBER 2016

SA gold operations

			SA REGION
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface
Production
Tonnes milled/treated	000't	Dec 2017	9,165	3,744	5,421	1,070	2,063	1,101	1,875	1,372	304	201	1,179
		Jun 2017	9,865	3,831	6,034	1,067	1,842	1,076	1,699	1,365	474	323	2,019
		Dec 2016	10,174	4,018	6,156	1,022	2,017	1,072	1,476	1,444	720	480	1,943
Yield	g/t	Dec 2017	2.42	5.37	0.39	6.15	0.40	7.26	0.44	3.28	0.29	5.12	0.33
		Jun 2017	2.17	5.01	0.37	6.26	0.50	6.35	0.46	3.19	0.30	4.05	0.19
		Dec 2016	2.34	5.31	0.40	7.05	0.52	6.59	0.51	3.45	0.31	4.39	0.22
Gold produced	kg	Dec 2017	22,216	20,107	2,109	6,585	815	7,990	816	4,502	88	1,030	390
		Jun 2017	21,418	19,178	2,240	6,677	927	6,836	790	4,357	144	1,308	379
		Dec 2016	23,805	21,352	2,453	7,208	1,049	7,062	760	4,975	222	2,107	422
	000'oz	Dec 2017	714.3	646.5	67.8	211.7	26.2	256.9	26.2	144.8	2.8	33.1	12.6
		Jun 2017	688.6	616.6	72.0	214.7	29.8	219.8	25.4	140.1	4.6	42.0	12.2
		Dec 2016	765.4	686.5	78.9	231.8	33.7	227.1	24.4	159.9	7.2	67.7	13.6
Gold sold	kg	Dec 2017	22,216	20,107	2,109	6,585	815	7,990	816	4,502	88	1,030	390
		Jun 2017	21,547	19,296	2,251	6,761	927	6,870	790	4,357	144	1,308	390
		Dec 2016	23,676	21,234	2,442	7,124	1,049	7,028	760	4,975	222	2,107	411
	000'oz	Dec 2017	714.3	646.5	67.8	211.7	26.2	256.9	26.2	144.8	2.8	33.1	12.6
		Jun 2017	692.7	620.4	72.3	217.4	29.8	220.9	25.4	140.1	4.6	42.0	12.5
		Dec 2016	761.1	682.6	78.5	229.0	33.7	226.0	24.4	159.9	7.2	67.7	13.2
Price and costs
Gold price received	R/kg	Dec 2017	549,064			548,068		549,023		549,237		554,366
		Jun 2017	523,303			523,062		523,538		523,150		523,734
		Dec 2016	569,535			568,824		569,209		569,078		589,277
	US$/oz	Dec 2017	1,274			1,272		1,274		1,274		1,286
		Jun 2017	1,233			1,232		1,234		1,232		1,234
		Dec 2016	1,268			1,266		1,267		1,267		1,312
Operating cost[1]	R/t	Dec 2017	977	2,142	173	2,561	173	2,361	184	1,439	78	3,515	177
		Jun 2017	900	2,081	150	2,550	194	2,322	181	1,376	162	2,709	82
		Dec 2016	854	1,946	142	2,395	188	2,150	155	1,273	120	2,558	93
	US$/t	Dec 2017	73	160	13	191	13	176	14	107	6	262	13
		Jun 2017	68	158	11	193	15	176	14	104	12	205	6
		Dec 2016	61	139	10	171	13	154	11	91	9	183	7
	R/kg	Dec 2017	403,151	398,901	443,670	416,173	439,018	325,369	423,407	438,450	270,455	686,019	534,872
		Jun 2017	414,595	415,758	404,643	407,548	384,898	365,550	389,494	431,076	531,944	669,037	436,148
		Dec 2016	365,150	366,205	355,972	339,553	361,010	326,395	300,132	369,588	389,640	582,819	426,303
	US$/oz	Dec 2017	935	926	1,029	965	1,018	755	982	1,017	627	1,591	1,241
		Jun 2017	977	979	953	960	907	861	917	1,015	1,253	1,576	1,027
		Dec 2016	813	815	793	756	804	727	668	823	868	1,298	949
Adjusted EBITDA margin[2]	%	Dec 2017	25			23		39		20		(32)
		Jun 2017	20			22		29		17		(31)
		Dec 2016	35			39		43		34		(0)
All-in sustaining cost[3]	R/kg	Dec 2017	480,010			502,257		420,089		501,438		666,972
		Jun 2017	485,441			474,168		442,650		504,110		678,857
		Dec 2016	451,352			420,763		426,233		453,454		623,550
	US$/oz	Dec 2017	1,114			1,165		975		1,163		1,548
		Jun 2017	1,143			1,117		1,043		1,187		1,600
		Dec 2016	1,005			937		949		1,010		1,388
All-in cost[3]	R/kg	Dec 2017	498,474			504,122		429,866		501,939		666,972
		Jun 2017	504,845			478,148		450,614		504,155		685,689
		Dec 2016	476,774			425,315		438,392		454,320		637,927
	US$/oz	Dec 2017	1,157			1,170		997		1,165		1,548
		Jun 2017	1,189			1,126		1,062		1,188		1,616
		Dec 2016	1,062			947		976		1,012		1,420
Capital expenditure
Total capital expenditure[4]	Rm	Dec 2017	1,776.0			621.2		693.6		265.4		-
		Jun 2017	1,634.1			534.3		539.9		280.2		73.9
		Dec 2016	2,130.9			583.4		764.4		339.2		136.0
	US$m	Dec 2017	132.7			46.4		51.9		19.7		-
		Jun 2017	123.6			40.4		40.8		21.2		5.6
		Dec 2016	150.4			41.2		53.8		24.0		9.6

Average exchange rates for the six months ended 31 December 2017, 30 June 2017 and 31 December 2016 were R13.41/US$, R13.21/US$ and R13.97/US$, respectively.

Figures may not add as they are rounded independently.

1

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation in a period by the gold produced in the same period.

2	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue.
3

All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold in the same period,  For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in cost for the six months ended 31 December 2017, 30 June 2017 and 31 December 2016”.

4

Corporate project expenditure for the six months ended 31 December 2017, 30 June 2017 and 31 December 2016 was R169.3 million (US$12.7 million), R205.8 million (US$15.6 million), and R307.9 million (US$21.8 million), respectively, the majority of which related to the Burnstone project.

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       10

SA and US PGM operations

			GROUP	SA REGION								US REGION
				Total SA PGM[1]			Kroondal	Mimosa	Plat Mile	Rustenburg		Total US PGM Stillwater[2]
Attributable			Total SA and US PGM	Total	Under- ground	Surface	Attributable	Attributable	Surface	Under- ground	Surface	Unde[r]- ground[2]
Production
Tonnes milled/treated	000't	Dec 2017	13,492	12,857	6,257	6,600	1,966	704	3,857	3,587	2,743	635
		Jun 2017	13,559	13,339	6,005	7,334	1,812	681	4,193	3,512	3,141	220
		Dec 2016	8,920	8,920	3,690	5,230	1,801	685	4,236	1,204	994
Plant head grade	g/t	Dec 2017	2.71	2.10	3.28	0.98	2.45	3.58	0.63	3.69	1.47	15.13
		Jun 2017	2.27	2.07	3.31	1.05	2.40	3.58	0.66	3.72	1.57	14.74
		Dec 2016	1.74	1.74	3.06	0.82	2.47	3.57	0.65	3.65	1.53
Plant recoveries	%	Dec 2017	75.32	69.49	83.78	24.27	81.88	78.12	13.48	85.47	30.77	90.8
		Jun 2017	69.07	66.66	83.09	24.23	81.93	77.60	9.99	84.51	32.24	92.0
		Dec 2016	65.55	65.55	82.26	21.40	82.13	78.39	12.54	84.54	37.42
Yield	g/t	Dec 2017	2.04	1.46	2.75	0.24	2.00	2.80	0.09	3.15	0.45	13.84
		Jun 2017	1.57	1.38	2.75	0.25	1.97	2.78	0.07	3.15	0.51	13.24
		Dec 2016	1.14	1.14	2.52	0.17	2.03	2.80	0.08	3.09	0.57
PGM production[3]	4Eoz - 2Eoz	Dec 2017	886,267	603,636	553,133	50,503	126,606	63,274	10,545	363,253	39,958	282,631
		Jun 2017	684,437	590,712	530,769	59,943	114,619	60,879	8,898	355,271	51,045	93,725
		Dec 2016	327,990	327,990	298,576	29,414	117,520	61,585	11,098	119,471	18,316
PGM sold	4Eoz - 2Eoz	Dec 2017	883,738	603,636	553,133	50,503	126,606	63,274	10,545	363,253	39,958	280,102
		Jun 2017	665,877	590,712	530,769	59,943	114,619	60,879	8,898	355,271	51,045	75,165
		Dec 2016	327,990	327,990	298,576	29,414	117,520	61,585	11,098	119,471	18,316
Price and costs[4]
Average PGM basket price[5]	R/4Eoz - R/2Eoz	Dec 2017	12,940	13,066	13,063	13,095	13,114	13,107	13,195	13,045	13,068	12,699
		Jun 2017	11,883	12,006	12,037	11,685	12,030	12,015	12,068	12,039	11,618	11,242
		Dec 2016	12,204	12,204	12,197	12,277	12,324	12,590	12,300	11,870	12,263
	US$/4Eoz	Dec 2017	965	975	974	977	978	978	984	973	975	947
		Jun 2017	980	910	912	885	911	910	914	912	880	850
		Dec 2016	874	874	873	879	882	901	880	850	878
Operating cost[6]	R/t	Dec 2017	640	502	1,010	74	626	838	18	1,221	153	3,287
		Jun 2017	469	434	952	58	643	897	14	1,111	116	2,491
		Dec 2016	377	377	861	36	613	902	15	1,209	128
	US$/t	Dec 2017	48	37	75	6	47	63	1	91	11	245
		Jun 2017	36	33	72	4	49	68	1	84	9	190
		Dec 2016	27	27	62	3	44	65	1	87	9
	R/4Eoz - R/2Eoz	Dec 2017	9,948	11,289	11,453	9,704	9,718	9,318	6,676	12,057	10,504	7,383
		Jun 2017	9,686	10,365	10,786	7,065	10,169	10,035	6,687	10,985	7,131	5,847
		Dec 2016	10,314	10,314			9,388	10,028	5,569	11,485
	US$/4Eoz - US$/2Eoz	Dec 2017	742	842	855	724	725	695	498	899	784	551
		Jun 2017	734	785	817	535	770	760	506	832	540	443
		Dec 2016	739	739	-	-	673	718	399	823
Adjusted EBITDA margin[7]	%	Dec 2017		16			20	32	41	14		25
		Jun 2017		8			9	29	8	7		19
		Dec 2016		9			15	47	39	5
All-in sustaining cost[8]	R/4Eoz - R/2Eoz	Dec 2017	9,905	10,432			10,057	9,223	6,619	10,650		8,899
		Jun 2017	10,029	10,364			10,307	8,643	6,799	10,458		8,134
		Dec 2016	10,195	10,195			9,928	10,406	5,769	10,781
	US$/4Eoz - US$/2Eoz	Dec 2017	739	778			750	688	494	794		660
		Jun 2017	760	785			781	655	515	792		622
		Dec 2016	730	730			711	745	413	772
All-in cost[8]	R/4Eoz - R/2Eoz	Dec 2017	10,787	10,436			10,057	9,223	6,837	10,650		11,458
		Jun 2017	10,312	10,364			10,307	8,643	6,799	10,458		10,014
		Dec 2016	11,097	11,097			9,928	10,406	5,769	10,781
	US$/4Eoz - US$/2Eoz	Dec 2017	805	779			750	688	510	794		845
		Jun 2017	781	785			781	655	515	792		765
		Dec 2016	794	794			711	745	413	772
Capital expenditure
Total capital	Rm	Dec 2017	1,839.0	514.9			111.6	117.9	7.9	395.4		1,324.1
expenditure		Jun 2017	849.7	520.0			78.9	104.6	5.4	435.7		329.7
		Dec 2016	258.8	258.8			108.5	99.1	0.5	148.7
	US$m	Dec 2017	137.5	38.3			8.3	8.8	0.6	29.4		99.2
		Jun 2017	64.4	39.4			6.0	7.9	0.4	33.0		25.0
		Dec 2016	17.9	17.9			7.7	7.0	-	10.1

Average exchange rates for the six months ended 31 December 2017, 30 June 2017 and 31 December 2016 were R13.41/US$, R13.21/US$ and R13.97/US$, respectively

Figures may not add as they are rounded independently.

1The SA PGM operations’ results for the six months ended December 2016 include the Rustenburg Operations for the two months  since acquisition.

2The US PGM operations’ results for the six months ended 30 June 2017 are for two months since acquisition. The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’  underground production, the operation treats recycling material which is excluded from the statistics shown, except for adjusted EBITDA margin and is  detailed in the PGM recycling table below.

3Production per product – see prill split in the table below.

4The Group and total SA  PGM operations’ unit cost benchmarks exclude the  financial results of Mimosa,  which is equity accounted and excluded from revenue and cost of sales.

5	The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment.
6

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation in a period by the gold produced in the same period.

7	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue.
8

All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM production in the same period, For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in cost for the six months ended 31 December 2017, 30 June 2017 and 31 December 2016”.

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017      11

Mining - Prill split excluding Recycling operations													Recycling Operation
	GROUP		SA REGION						US REGION						US REGION
	Six months ended		Six months ended		Six months ended		Six months ended		Six months ended		Six months ended				Six months ended
	Dec 2017		Dec 2017		Jun 2017		Dec 2016		Dec 2017		Jun 2017			Unit	Dec 2017
	4Eoz	%	4Eoz	%	4Eoz	%	4Eoz	%	2Eoz	%	2Eoz	%
Platinum	413,884	47%	349,906	58%	345,050	58%	187,316	57%	63,978	23%	21,260	23%	Average catalyst fed/day	Tonne	23.9
Palladium	407,437	46%	188,784	31%	183,433	31%	105,134	32%	218,653	77%	72,465	77%	Total processed	Tonne	4,392
Rhodium	51,137	6%	51,137	8%	49,028	8%	27,586	8%					Tolled	Tonne	637
Gold	13,809	2%	13,809	2%	13,201	2%	7,954	2%					Purchased	Tonne	3,754
PGM production	886,267	100%	603,636	100%	590,712	100%	327,990	100%	282,631	100%	93,725	100%	PGM fed	Troy oz	390,703
Ruthenium	79,079		79,079		77,132		43,172						PGM sold	Troy oz	283,431
Iridium	18,086		18,086		17,916		10,085						PGM tolled returned	Troy oz	79,888
Total	983,432		700,801		685,760		381,247		282,631		93,725

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       12

CONDENSED CONSOLIDATED PRELIMINARY FINANCIAL STATEMENTS

Condensed consolidated income statement

Figures are in millions unless otherwise stated

US dollar							SA rand
Year ended		Six months ended					Six months ended			Year ended
Reviewed Revised Dec 2016	Reviewed Dec 2017	Unaudited Revised Dec 2016	Reviewed Revised Jun 2017	Unaudited Dec 2017		Notes	Unaudited Dec 2017	Reviewed Revised Jun 2017	Unaudited Revised Dec 2016	Reviewed Dec 2017	Reviewed Revised Dec 2016
2,128.1	3,449.4	1,172.0	1,454.9	1,994.5	Revenue		26,692.4	19,219.2	16,536.0	45,911.6	31,240.7
(1,410.7)	(2,741.0)	(805.3)	(1,210.2)	(1,530.8)	Cost of sales, before amortisation and depreciation		(20,496.0)	(15,986.7)	(11,397.3)	(36,482.7)	(20,709.1)
(275.3)	(428.2)	(148.8)	(189.0)	(239.2)	Amortisation and depreciation		(3,203.0)	(2,496.7)	(2,096.5)	(5,699.7)	(4,041.9)
22.6	31.2	12.1	14.7	16.5	Interest income		220.7	194.8	169.6	415.5	331.4
(61.5)	(223.3)	(36.5)	(109.0)	(114.3)	Finance expense	2	(1,532.2)	(1,439.6)	(517.9)	(2,971.8)	(903.1)
(33.8)	(17.4)	(24.9)	(8.8)	(8.6)	Share-based payments		(115.7)	(116.2)	(358.8)	(231.9)	(496.2)
(70.4)	(83.7)	6.1	(19.8)	(63.9)	(Loss)/gain on financial instruments	3	(853.1)	(261.3)	144.2	(1,114.4)	(1,032.8)
15.0	22.0	12.5	25.3	(3.3)	Gain/(loss) on foreign exchange differences		(42.2)	334.6	181.7	292.4	219.6
0.9	21.9	6.4	7.4	14.5	Share of results of equity-accounted investees after tax	10	193.5	98.1	98.2	291.6	13.3
(24.4)	(47.5)	(18.8)	(15.0)	(32.5)	Net other costs		(434.6)	(198.1)	(273.5)	(632.7)	(358.7)
(5.1)	(18.7)	(4.8)	(9.1)	(9.6)	- Care and maintenance		(128.7)	(120.5)	(70.4)	(249.2)	(75.0)
(6.6)	(18.7)	(6.6)	(4.2)	(14.5)	- Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable		(193.6)	(55.3)	(97.5)	(248.9)	(97.5)
(12.7)	(10.1)	(7.4)	(1.7)	(8.4)	- Other		(112.3)	(22.3)	(105.6)	(134.6)	(186.2)
6.5	3.1	3.0	2.3	0.8	Gain on disposal of property, plant and equipment		10.2	30.5	42.3	40.7	95.4
(94.1)	(331.4)	(40.8)	(211.7)	(119.7)	Impairments	4	(1,615.0)	(2,796.0)	(562.0)	(4,411.0)	(1,381.1)
-	(83.2)	-	(81.5)	(1.7)	Occupational healthcare expense	13	(29.7)	(1,077.2)	-	(1,106.9)	-
(12.8)	(54.8)	(10.3)	(11.2)	(43.6)	Restructuring costs		(581.8)	(148.0)	(148.8)	(729.8)	(187.7)
(10.7)	(41.5)	(3.3)	(30.4)	(11.1)	Transaction costs		(150.5)	(401.6)	(43.4)	(552.1)	(157.0)
148.4	-	148.4	-	-	Gain on acquisition	8.1	-	-	2,178.6	-	2,178.6
327.8	(524.4)	271.8	(382.0)	(142.4)	(Loss)/profit before royalties and tax		(1,937.0)	(5,044.2)	3,952.4	(6,981.2)	4,811.4
(38.6)	(29.9)	(21.3)	(13.1)	(16.8)	Royalties		(225.6)	(172.9)	(301.1)	(398.5)	(566.6)
289.2	(554.3)	250.5	(395.1)	(159.2)	(Loss)/profit before tax		(2,162.6)	(5,217.1)	3,651.3	(7,379.7)	4,244.8
(81.9)	221.4	(49.0)	31.4	190.0	Mining and income tax		2,532.2	414.4	(696.7)	2,946.6	(1,202.1)
(75.7)	(37.9)	(43.6)	(2.9)	(35.0)	- Current tax	5	(465.3)	(38.9)	(618.1)	(504.2)	(1,111.8)
(6.2)	259.3	(5.4)	34.3	225.0	- Deferred tax	5	2,997.5	453.3	(78.6)	3,450.8	(90.3)

207.3	(332.9)	201.5	(363.7)	30.8	(Loss)/profit for the period		369.6	(4,802.7)	2,954.6	(4,433.1)	3,042.7
					(Loss)/profit for the period attributable to:
236.6	(333.2)	214.9	(363.8)	30.6	- Owners of Sibanye-Stillwater		366.3	(4,803.7)	3,140.3	(4,437.4)	3,473.3
(29.3)	0.3	(13.4)	0.1	0.2	- Non-controlling interests		3.3	1.0	(185.7)	4.3	(430.6)
					Earnings per ordinary share (cents)
15	(17)	14	(23)	1	Basic earnings per share	6.1	16	(298)	203	(229)	225
15	(17)	14	(23)	1	Diluted earnings per share	6.2	16	(298)	203	(229)	225
1,544,646	1,933,850	1,547,296	1,614,151	2,255,316	Weighted average number of shares ('000)	6.1	2,255,316	1,614,151	1,547,296	1,933,850	1,544,646
1,546,807	1,933,850	1,549,457	1,614,151	2,255,316	Diluted weighted average number of shares ('000)	6.2	2,255,316	1,614,151	1,549,457	1,933,850	1,546,807
					Headline earnings per ordinary share (cents)
8	(1)	6	(9)	10	Headline earnings per share	6.3	87	(135)	90	(12)	162
8	(1)	6	(9)	10	Diluted headline earnings per share	6.4	87	(135)	90	(12)	162
14.68	13.31	13.97	13.21	13.41	Average R/US$ rate

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       13

Condensed consolidated statement of other comprehensive income

Figures are in millions unless otherwise stated

US dollar						SA rand
Year ended		Six months ended				Six months ended			Year ended
Reviewed Revised Dec 2016	Reviewed Dec 2017	Unaudited Revised Dec 2016	Reviewed Revised Jun 2017	Unaudited Dec 2017		Unaudited Dec 2017	Reviewed Revised Jun 2017	Unaudited Revised Dec 2016	Reviewed Dec 2017	Reviewed Revised Dec 2016
207.3	(332.9)	201.5	(363.7)	30.8	(Loss)/profit for the period	369.6	(4,802.7)	2,954.6	(4,433.1)	3,042.7
					Other comprehensive income
129.7	118.6	76.4	51.7	66.9	Other comprehensive income, net of tax	(519.7)	(107.5)	(140.9)	(627.2)	(131.4)
-	-	-	-	-	Foreign currency translation adjustments	(519.1)	(113.3)	(140.9)	(632.4)	(131.4)
-	0.4	-	0.4	-	Mark to market valuation	(0.6)	5.8	-	5.2	-
129.7	118.2	76.4	51.3	66.9	Currency translation adjustments[1]	-	-	-	-	-

337.0	(214.3)	277.9	(312.0)	97.7	Total comprehensive income	(150.1)	(4,910.2)	2,813.7	(5,060.3)	2,911.3
					Total comprehensive income attributable to:
365.8	(214.6)	291.3	(312.1)	97.5	- Owners of Sibanye-Stillwater	(153.4)	(4,911.2)	2,999.4	(5,064.6)	3,341.9
(28.8)	0.3	(13.4)	0.1	0.2	- Non-controlling interests	3.3	1.0	(185.7)	4.3	(430.6)
14.68	13.31	13.97	13.21	13.41	Average R/US$ rate
[1]	The currency translation adjustments arise on the convenience translation of the SA rand amount to the US dollars. These gains and losses will never be reclassified to profit or loss.

Condensed consolidated statement of financial position

Figures are in millions unless otherwise stated

US dollar					SA rand
Reviewed Revised Dec 2016	Reviewed Revised Jun 2017	Reviewed Dec 2017		Notes	Reviewed Dec 2017	Reviewed Revised Jun 2017	Reviewed Revised Dec 2016
2,485.0	5,146.5	5,183.6	Non-current assets		64,067.3	67,216.4	34,018.1
1,989.8	4,163.6	4,162.2	Property, plant and equipment		51,444.6	54,378.2	27,240.7
68.4	521.3	517.5	Goodwill	9	6,396.0	6,809.9	936.0
157.6	165.7	181.6	Equity-accounted investments	10	2,244.1	2,164.0	2,157.4
226.5	246.9	282.6	Environmental rehabilitation obligation funds		3,492.4	3,225.0	3,100.5
26.0	34.9	23.0	Other receivables		284.0	455.1	355.3
16.7	14.1	16.7	Deferred tax assets		206.2	184.2	228.2

562.7	1,173.7	971.2	Current assets		12,004.5	15,327.9	7,703.2
49.4	226.8	285.3	Inventories		3,526.5	2,962.0	676.8
419.9	395.4	501.4	Trade and other receivables		6,197.6	5,164.5	5,747.9
22.7	24.0	2.8	Other receivables		35.2	313.2	310.6
-	28.0	14.8	Tax receivable		182.8	365.0	-
70.7	499.5	166.9	Cash and cash equivalents		2,062.4	6,523.2	967.9

3,047.7	6,320.2	6,154.8	Total assets		76,071.8	82,544.3	41,721.3

1,203.0	1,842.6	1,941.6	Shareholders' equity		23,998.2	24,064.5	16,469.1

1,387.6	3,339.4	3,530.3	Non-current liabilities		43,635.8	43,614.8	18,995.6
600.5	1,733.3	1,941.1	Borrowings	11	23,992.0	22,636.7	8,221.5
-	-	88.5	Derivative financial instrument	11.1	1,093.5	-	-
290.9	346.8	378.5	Environmental rehabilitation obligation	12	4,678.7	4,529.0	3,982.2
1.2	1.3	0.9	Post-retirement healthcare obligation		11.3	16.4	16.3
-	75.6	93.2	Occupational healthcare obligation	13	1,152.5	987.9	-
18.0	22.3	34.2	Share-based payment obligations		422.2	291.8	246.5
117.9	249.0	304.2	Other payables	14	3,760.4	3,252.0	1,613.7
359.1	911.1	689.7	Deferred tax liabilities		8,525.2	11,901.0	4,915.4

457.1	1,138.2	682.9	Current Liabilities		8,437.8	14,865.0	6,256.6
55.0	579.8	134.1	Borrowings	11	1,657.5	7,571.8	752.3
-	6.8	0.1	Occupational healthcare obligation	13	0.8	89.3	-
17.2	0.7	1.0	Share-based payment obligations		12.3	8.9	235.2
378.5	547.7	541.5	Trade and other payables		6,690.4	7,153.1	5,180.5
-	-	3.4	Other payables		41.9	-	-
6.4	3.2	2.8	Tax and royalties payable		34.9	41.9	88.6

3,047.7	6,320.2	6,154.8	Total equity and liabilities		76,071.8	82,544.3	41,721.3
13.69	13.06	12.36	Closing R/US$ rate

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       14

Condensed consolidated statement of changes in equity

Figures are in millions unless otherwise stated

US dollar						SA rand
		Accum-	Non-				Non-	Accum-
Stated	Other	ulated	controlling	Total		Total	controlling	ulated	Other	Stated
capital	reserves	loss	interests	equity		equity	interests	loss	reserves	capital
2,388.6	234.4	(1,665.8)	7.1	964.3	Balance at 31 December 2015 (Audited)	14,984.8	109.8	(9,797.8)	2,938.2	21,734.6
-	129.2	236.6	(28.8)	337.0	Total comprehensive income for the period	2,911.3	(430.6)	3,473.3	(131.4)	-
-	-	236.6	(29.3)	207.3	Profit for the period	3,042.7	(430.6)	3,473.3	-	-
-	129.2	-	0.5	129.7	Other comprehensive income, net of tax	(131.4)	-	-	(131.4)	-
-	-	(110.7)	(0.1)	(110.8)	Dividends paid	(1,611.9)	(1.3)	(1,610.6)	-	-
-	11.7	-	-	11.7	Share-based payments	172.0	-	-	172.0	-
-	-	-	0.8	0.8	Acquisition of subsidiary with non-controlling interests	12.9	12.9	-	-	-
-	-	(22.3)	22.3	-	Transaction with non-controlling interests	-	326.9	(326.9)	-	-
2,388.6	375.3	(1,562.2)	1.3	1,203.0	Balance at 31 December 2016 (Reviewed) (Revised)	16,469.1	17.7	(8,262.0)	2,978.8	21,734.6
-	118.6	(333.2)	0.3	(214.3)	Total comprehensive income for the period	(5,060.3)	4.3	(4,437.4)	(627.2)	-
-	-	(333.2)	0.3	(332.9)	Loss for the period	(4,433.1)	4.3	(4,437.4)	-	-
-	118.6	-	-	118.6	Other comprehensive income	(627.2)	-	-	(627.2)	-
-	-	(42.4)	-	(42.4)	Dividends paid	(560.4)	(2.2)	(558.2)	-	-
-	16.3	-	-	16.3	Share-based payments	217.4	-	-	217.4	-
979.0	-	-	-	979.0	Rights issue	12,932.4	-	-	-	12,932.4
3,367.6	510.2	(1,937.8)	1.6	1,941.6	Balance at 31 December 2017 (Reviewed)	23,998.2	19.8	(13,257.6)	2,569.0	34,667.0

Condensed consolidated statement of cash flows

Figures are in millions unless otherwise stated

US dollar							SA rand
Year ended		Six months ended					Six months ended			Year ended
Reviewed Dec 2016	Reviewed Dec 2017	Unaudited Dec 2016	Reviewed Jun 2017	Unaudited Dec 2017		Notes	Unaudited Dec 2017	Reviewed Jun 2017	Unaudited Dec 2016	Reviewed Dec 2017	Reviewed Dec 2016
					Cash flows from operating activities
669.9	532.8	336.6	144.5	388.3	Cash generated by operations		5,182.4	1,909.1	4,708.6	7,091.5	9,835.1
(103.4)	(32.6)	(6.5)	(32.6)	-	Cash-settled share-based payments paid		(2.4)	(431.2)	(28.8)	(433.6)	(1,518.6)
(16.2)	(39.2)	(49.3)	120.1	(159.3)	Change in working capital		(2,108.7)	1,586.4	(746.6)	(522.3)	(237.6)
550.3	461.0	280.8	232.0	229.0			3,071.3	3,064.3	3,933.2	6,135.6	8,078.9
7.6	8.9	3.5	3.9	5.0	Interest received		66.9	51.8	48.8	118.7	112.2
(30.0)	(154.3)	(18.9)	(83.3)	(71.0)	Interest paid		(953.7)	(1,100.2)	(270.9)	(2,053.9)	(441.1)
(37.9)	(29.1)	(21.2)	(14.8)	(14.3)	Royalties paid		(192.1)	(195.3)	(299.6)	(387.4)	(555.9)
(80.2)	(38.5)	(48.7)	(12.7)	(25.8)	Tax paid		(344.2)	(167.7)	(691.8)	(511.9)	(1,176.7)
(109.8)	(42.4)	(56.1)	(42.4)	-	Dividends paid	7	(0.2)	(560.2)	(786.5)	(560.4)	(1,611.9)
300.0	205.6	139.4	82.7	122.9	Net cash from operating activities		1,648.0	1,092.7	1,933.2	2,740.7	4,405.5

					Cash flows from investing activities
(282.8)	(458.1)	(168.3)	(188.0)	(270.1)	Additions to property, plant and equipment		(3,614.8)	(2,484.0)	(2,389.7)	(6,098.8)	(4,151.1)
6.8	5.4	3.2	2.5	2.9	Proceeds on disposal of property, plant and equipment		38.3	33.0	44.4	71.3	99.4
(5.1)	(8.6)	(4.9)	(0.2)	(8.4)	Contributions to funds and payment of environmental rehabilitation obligation		(111.9)	(2.6)	(71.4)	(114.5)	(74.7)
(395.2)	(2,097.0)	(101.2)	(2,097.0)	-	Investment in subsidiaries	8.2	-	(27,386.4)	(1,500.0)	(27,386.4)	(5,801.5)
33.7	137.2	-	137.2	-	Cash acquired on acquisition of subsidiaries	8.2	-	1,792.2	0.1	1,792.2	494.2
(0.7)	(1.0)	-	(0.5)	(0.5)	Loan advanced to equity-accounted investee		(6.4)	(7.1)	-	(13.5)	(10.1)
-	272.9	-	272.9	-	Proceeds on disposal of investments		-	3,605.3	-	3,605.3	-
-	-	0.3	-	-	Loan repaid by equity-accounted investee		-	-	5.4	-	-
(643.3)	(2,149.2)	(270.9)	(1,873.1)	(276.1)	Net cash used in investing activities		(3,694.8)	(24,449.6)	(3,911.2)	(28,144.4)	(9,443.8)

					Cash flows from financing activities
-	979.0	-	981.3	(2.3)	Net proceeds from rights issue		(30.1)	12,962.5	-	12,932.4	-
1,177.1	5,228.7	830.8	4,141.6	1,087.1	Loans raised	11	14,882.8	54,711.0	11,955.0	69,593.8	17,280.5
(806.2)	(4,186.3)	(679.1)	(2,926.4)	(1,259.9)	Loans repaid	11	(17,061.2)	(38,658.3)	(9,879.8)	(55,719.5)	(11,834.7)
370.9	2,021.4	151.7	2,196.5	(175.1)	Net cash from financing activities		(2,208.5)	29,015.2	2,075.2	26,806.7	5,445.8

27.6	77.8	20.2	406.1	(328.3)	Net increase in cash and cash equivalents		(4,255.3)	5,658.3	97.2	1,403.0	407.5
(3.1)	18.4	(8.7)	22.7	(4.3)	Effect of exchange rate fluctuations on cash held		(205.5)	(103.0)	-	(308.5)	(157.0)
46.2	70.7	59.2	70.7	499.5	Cash and cash equivalents at beginning of the period		6,523.2	967.9	870.7	967.9	717.4
70.7	166.9	70.7	499.5	166.9	Cash and cash equivalents at end of the period		2,062.4	6,523.2	967.9	2,062.4	967.9
14.68	13.31	13.97	13.21	13.41	Average R/US$ rate
13.69	12.36	13.69	13.06	12.36	Closing R/US$ rate

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       15

Notes to the condensed consolidated preliminary financial statements

1.	Basis of accounting and preparation

The condensed consolidated preliminary financial statements are prepared in accordance with the requirements of the JSE Listings Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts, and the measurements and recognition requirements of International Financial Reporting Standards (IFRS), and the South African Institute of Chartered Accounts Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of these condensed consolidated preliminary financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements.

The condensed consolidated income statement for the six months and year ended 31 December 2016, and statement of financial position as at 31 December 2016 and 30 June 2017 have been revised to reflect the adjustment of initial accounting in respect of the Rustenburg Operations acquired on 19 October 2016. The impact of these adjustments is presented in note 8.1.

The condensed consolidated statement of financial position as at 30 June 2017 has been revised to reflect the adjustment of initial accounting in respect of Stillwater acquired on 25 April 2017. The impact of these adjustments is presented in note 8.2.

The condensed consolidated income statement, and statements of other comprehensive income and cash flows for the six months ended 31 December 2016 were not reviewed by the Company’s auditor and were prepared by subtracting the reviewed condensed consolidated financial statements for the period ended 30 June 2016 from the reviewed condensed consolidated financial statements for the year ended 31 December 2016. The condensed consolidated income statement, and statements of other comprehensive income and cash flows for the six months ended 31 December 2017 have not been reviewed and were prepared by subtracting the reviewed condensed financial statements for the six months ended 30 June 2017 from the reviewed condensed consolidated preliminary financial statements for the year ended 31 December 2017.

The translation of the financial statements into US dollar is based on the average exchange rate for the period for the condensed consolidated income statement, and statements of other comprehensive income and cash flows, and the period-end closing exchange rate for the condensed consolidated statement of financial position. Exchange differences on translation are accounted for in the statement of other comprehensive income. This information is provided as supplementary information only.

The condensed consolidated financial statements for the year ended 31 December 2017 have been prepared by Sibanye-Stillwater’s Group financial reporting team headed by Alicia Brink. This process was supervised by the Group’s Chief Financial Officer, Charl Keyter, and approved by the Sibanye-Stillwater board of directors.

2.	Finance expense

Figures in million - SA rand		Six months ended			Year ended
	Notes	Unaudited Dec 2017	Reviewed Jun 2017	Unaudited Dec 2016	Reviewed Dec 2017	Reviewed Dec 2016
Interest charge on:
Borrowings - interest paid		(990.6)	(1,101.3)	(266.4)	(2,091.9)	(427.5)
- R6.0 billion revolving credit facility (RCF), R4.5 billion Facilities, and other borrowings (Rand Facilities)		(280.6)	(299.5)	(212.9)	(580.1)	(340.3)
- US$350 million RCF		(45.4)	(39.2)	(53.5)	(84.6)	(87.2)
- US$1.05 billion Bond		(470.6)	(7.5)	-	(478.1)	-
- Stillwater Bridge Facility[1]		(194.0)	(755.1)	-	(949.1)	-
Borrowings - unwinding of amortised cost	11	(181.8)	(70.0)	(69.0)	(251.8)	(141.4)
- Burnstone Debt		(72.0)	(69.6)	(68.2)	(141.6)	(139.4)
- US$1.05 billion Bond		(29.3)	(0.4)	-	(29.7)	-
- US$450 million Convertible Bond		(80.5)	-	-	(80.5)	-
- R4.5 billion Facilities		-	-	(0.8)	-	(2.0)
Environmental rehabilitation obligation	12	(177.8)	(179.3)	(149.4)	(357.1)	(291.4)
Occupational healthcare obligation	13	(46.4)	-	-	(46.4)	-
Deferred Payment	14.1	(74.1)	(74.1)	(24.1)	(148.2)	(24.1)
Other		(61.5)	(14.9)	(9.0)	(76.4)	(18.7)
Total finance expense		(1,532.2)	(1,439.6)	(517.9)	(2,971.8)	(903.1)

1The interest paid on the Stillwater Bridge Facility includes underwriting fees, commitment fees and interest relating to the facility.

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       16

3.	(Loss)/gain on financial instruments

Figures in million - SA rand		Six months ended			Year ended
	Notes	Unaudited Dec 2017	Reviewed Jun 2017	Unaudited Dec 2016	Reviewed Dec 2017	Reviewed Dec 2016
Fair value loss on Anglo American Platinum financial assets[1]		(467.5)	-	-	(467.5)	-
Gain/(loss) on the revised cash flow of the Burnstone Debt	11	74.7	107.0	(29.3)	181.7	(29.3)
Fair value gain on derivative financial instrument		115.9	-	-	115.9	-
Fair value adjustment of share-based payment obligations[2]		(171.3)	-	104.5	(171.3)	(1,076.6)
Loss on the revised cash flow of the Deferred Payment[1]	14.1	(469.1)	-	-	(469.1)	-
Fair value loss on foreign currency hedge		(25.1)	(337.0)	-	(362.1)	-
Other		89.3	(31.3)	69.0	58.0	73.1
Total (loss)/gain on financial instruments		(853.1)	(261.3)	144.2	(1,114.4)	(1,032.8)

1In terms of the Rustenburg Operations acquisition the purchase consideration included a deferred payment calculated as 35% of the distributable free cash flow generated by the Rustenburg Operations over a six year period from 1 January 2017 (Deferred Payment), subject to a minimum payment of R3.0 billion. In addition to the Deferred Payment, should the Rustenburg Operations generate negative distributable free cash flows in either 2016, 2017 or 2018, Rustenburg Platinum Mines Limited will be required to pay up to R267 million per annum to ensure that the free cash flow for the relevant year is equal to zero (the Anglo American Platinum financial asset). The Anglo American Platinum financial asset and Deferred Payment were initially recognised at fair value and at 31 December 2017, the free cash flows were revised resulting in fair value losses of R467.5 million and R469.1 million, respectively.

2At 31 December 2017, the share-based payment on BEE transaction obligation (which is also related to the Rustenburg Operations acquisition) was remeasured resulting in a fair value adjustment in profit or loss.

4.	Impairments

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2017	Reviewed Jun 2017	Unaudited Dec 2016	Reviewed Dec 2017	Reviewed Dec 2016
Impairment of property, plant and equipment	(1,511.9)	(2,791.5)	(355.0)	(4,303.4)	(1,171.7)
Impairment of loan to equity-accounted investee	(4.0)	(4.5)	(5.7)	(8.5)	(8.1)
Impairment of goodwill	(99.1)	-	(201.3)	(99.1)	(201.3)
Total impairments	(1,615.0)	(2,796.0)	(562.0)	(4,411.0)	(1,381.1)

Impairment of West Rand Tailings Retreatment Project (WRTRP) exploration and evaluation assets, and allocated goodwill

On 22 November 2017, Sibanye-Stillwater announced that it has entered into various agreements with DRDGOLD Limited (DRDGOLD) to exchange selected surface gold processing assets and tailings storage facilities (TSF) for approximately 265 million newly issued DRDGOLD shares (the DRDGOLD Transaction). Following the implementation of the DRDGOLD Transaction, Sibanye-Stillwater will retain full ownership of the Cooke and Ezulwini TSFs (of 2.4Moz probable gold reserves and 54.26Mlb probable uranium reserves), and, as such, retains full exposure to the low uranium price environment without the higher gold price TSF.  As a result a decision was taken during the six months ended 31 December 2017, to impair the WRTRP exploration and evaluation assets, and allocated goodwill by R1,245.1 million and R99.1 million, respectively. These impairments were based on the estimated fair value less cost to sell over the life of mine calculated as expected discounted cash flows from the expected gold and uranium reserves, and costs to extract the gold and uranium.

Impairment of De Bron-Merriespruit exploration and evaluation asset

No expenditure on further exploration for and evaluation of the De Bron-Merriespruit mineral resources is budgeted or planned for 2018. As a result a decision was taken to impair the De Bron-Merriespruit exploration and evaluation asset by R227.1 million.

Impairment of Cooke Operations and Beatrix West mining assets

Ongoing losses experienced at the Cooke 1, 2 and 3 Operations and Beatrix West mine negatively affect group cash flow as well as the sustainability and economic viability of other operations in the Southern Africa region. In this regard, after numerous attempts to address the losses, it became necessary to enter into consultations in terms of Section 189 of the Labour Relations Act 66 of 1995 (S189) with relevant stakeholders regarding restructuring at the SA gold operations. As a result a decision was taken during the six months ended 30 June 2017, to impair the Cooke 1, 2 and 3 mining assets by R2,187.8 million and the Beatrix West assets by R603.7 million. These impairments were based on the estimated fair value less cost to sell over the life of mine calculated as expected discounted cash flows from the expected gold reserves and costs to extract the gold.

5.	Mining and income tax

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2017	Reviewed Jun 2017	Unaudited Revised Dec 2016	Reviewed Dec 2017	Reviewed Revised Dec 2016
Tax on profit before tax at maximum South African statutory company tax rate	605.5	1,460.8	(1,022.4)	2,066.3	(1,188.5)
Non-deductible finance expense	36.4	(202.2)	(36.6)	(165.8)	(48.7)
Non-deductible impairments	(1,053.6)	(1.3)	163.7	(1,054.9)	(65.6)
Non-deductible transaction costs	(35.1)	(119.5)	(44.0)	(154.6)	(44.0)
Non-taxable gain on acquisition	-	-	610.0	-	610.0
Net other non-taxable income and non-deductible expenditure	106.9	(119.3)	40.4	(12.4)	24.5
Change in estimated deferred tax rate[1]	2,571.1	-	(59.8)	2,571.1	(59.8)
Deferred tax assets not recognised	301.0	(604.1)	(348.0)	(303.1)	(430.0)
Mining and income tax	2,532.2	414.4	(696.7)	2,946.6	(1,202.1)

1On 22 December 2017, the Tax Cuts and Jobs Act was signed into legislation in the United States. As a result the Stillwater Group’s deferred tax rate changed from 37.69% to 24.23% and a deferred tax benefit of R2,531.5 million (US$204.8 million) was recognised.

6.	Earnings per share

The basic earnings per share (EPS), diluted EPS, weighted average number of shares, diluted weighted average number of shares, headline EPS and diluted headline EPS have been adjusted retrospectively to reflect the bonus element of the rights issue and the capitalisation issue.

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       17

6.1Basic earnings per share

	Six months ended			Year ended
	Unaudited Dec 2017	Reviewed Revised Jun 2017	Unaudited Revised Dec 2016	Reviewed Dec 2017	Reviewed Revised Dec 2016
Ordinary shares in issue (’000)	2,168,721	2,125,844	929,004	2,168,721	929,000
Bonus element of the rights issue (’000)	-	-	493,645	-	493,645
Bonus element of the capitalisation issue (’000)	86,749	129,272	129,272	86,749	129,272
Adjustment for weighting of ordinary shares in issue (’000)	(154)	(640,965)	(4,625)	(321,620)	(7,271)
Adjusted weighted average number of shares (’000)	2,255,316	1,614,151	1,547,296	1,933,850	1,544,646
(Loss)/profit attributable to owners of Sibanye-Stillwater (SA rand million)	366.3	(4,803.7)	3,140.3	(4,437.4)	3,473.3
Basic earnings per share (EPS) (cents)	16	(298)	203	(229)	225

6.2Diluted earnings per share

	Six months ended			Year ended
	Unaudited Dec 2017	Reviewed Revised Jun 2017	Unaudited Revised Dec 2016	Reviewed Dec 2017	Reviewed Revised Dec 2016
Weighted average number of shares
Adjusted weighted average number of shares (’000)	2,255,316	1,614,151	1,547,296	1,933,850	1,544,646
Ordinary shares that may be issued in the future (’000)	-	-	2,161	-	2,161
Diluted weighted average number of shares (’000)	2,255,316	1,614,151	1,549,457	1,933,850	1,546,807
Diluted basic EPS (cents)	16	(298)	203	(229)	225

6.3Headline earnings per share

Figures in million - SA rand		Six months ended			Year ended
	Notes	Unaudited Dec 2017	Reviewed Revised Jun 2017	Unaudited Revised Dec 2016	Reviewed Dec 2017	Reviewed Revised Dec 2016
(Loss)/profit attributable to owners of Sibanye-Stillwater		366.3	(4,803.7)	3,140.3	(4,437.4)	3,473.3
Gain on disposal of property, plant and equipment		(10.2)	(30.5)	(42.3)	(40.7)	(95.4)
Impairments	4	1,615.0	2,796.0	562.0	4,411.0	1,381.1
Gain on acquisition	8.1	-	-	(2,178.6)	-	(2,178.6)
Taxation effect of re-measurement items		(13.2)	(143.6)	(87.6)	(156.8)	(72.7)
Headline earnings		1,957.9	(2,181.8)	1,393.8	(223.9)	2,507.7
Headline EPS (cents)		87	(135)	90	(12)	162

6.4Diluted headline earnings per share

	Six months ended			Year ended
	Unaudited Dec 2017	Reviewed Revised Jun 2017	Unaudited Revised Dec 2016	Reviewed Dec 2017	Reviewed Revised Dec 2016
Diluted headline EPS (cents)	87	(135)	90	(12)	162
7.	Dividends

Figures in million - SA rand	Six months ended		Year ended
	Unaudited Dec 2017	Reviewed Jun 2017	Unaudited Dec 2016	Reviewed Dec 2017	Reviewed Dec 2016
Dividend declared and paid	-	558.2	785.2	558.2	1,610.6
Dividend per share (cents)	-	60	85	60	175

Dividend policy

Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. Management, therefore, considers normalised earnings in determining what value will be distributed to shareholders. Management believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate.

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       18

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2017	Reviewed Revised Jun 2017	Unaudited Revised Dec 2016	Reviewed Dec 2017	Reviewed Revised Dec 2016
(Loss)/profit attributable to the owners of Sibanye-Stillwater	366.3	(4,803.7)	3,140.3	(4,437.4)	3,473.3
Adjusted for:
Loss on financial instruments	853.1	261.3	(144.2)	1,114.4	1,032.8
(Gain)/loss on foreign exchange differences	42.2	(334.6)	(181.7)	(292.4)	(219.6)
Impairments	1,615.0	2,796.0	562.0	4,411.0	1,381.1
Gain on disposal of property, plant and equipment	(10.2)	(30.5)	(42.3)	(40.7)	(95.4)
Occupational healthcare expense	29.7	1,077.2	-	1,106.9	-
Restructuring costs	581.8	148.0	148.8	729.8	187.7
Transaction costs	150.5	401.6	43.4	552.1	157.0
Share-based payment on BEE transaction	-	-	240.3	-	240.3
Gain on acquisition	-	-	(2,178.6)	-	(2,178.6)
Other	17.3	35.4	40.1	52.7	72.4
Tax effect of the items adjusted above	(358.9)	(454.5)	(63.6)	(813.4)	(419.4)
Change in estimated deferred tax rate	(2,571.1)	-	59.8	(2,571.1)	59.8
Share of results of equity-accounted investees after tax	(193.5)	(98.1)	(98.2)	(291.6)	(13.3)
Normalised earnings[1]	522.2	(1,001.9)	1,526.1	(479.7)	3,678.1

1Normalised earnings is not a measure of performance under IFRS, may not be comparable to similarly titled measures of other companies, and should not be considered in isolation or as alternatives to profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS.

8.	Acquisitions

8.1The Rustenburg Operations acquisition

At 19 October 2016, the purchase price allocation (PPA) was prepared on a provisional basis in accordance with IFRS 3 Business Combinations. Subsequent to the date the condensed consolidated interim financial statement were authorised for issue, the Group received new information relating to deferred tax and the effective date valuations that existed at acquisition date and adjustments were made to the provisional calculation of the fair values resulting an increase of R249.4 million to the net deferred tax liability and a decrease of R249.4 million to the reported gain on acquisition. According, the PPA has been restated as required by IFRS 3.

The following table summarises the adjustments to the initial accounting:

Figures in million - SA rand

Reviewed Revised
Consideration	3,118.4
Provisional fair value of identifiable net assets	(5,546.4)
Increase in deferred tax liabilities	249.4
Revised gain on acquisition	(2,178.6)

8.2Stillwater acquisition

On 9 December 2016, Sibanye-Stillwater announced it had reached a definitive agreement to acquire Stillwater Mining Company (Stillwater) for US$18 per share in cash, or US$2,200 million in aggregate (the Stillwater Transaction). On 25 April 2017, at the shareholders meeting of Sibanye-Stillwater, the Sibanye-Stillwater shareholders approved the proposed Stillwater Transaction by voting in favour of the various resolutions to give effect to the Stillwater Transaction and at the shareholders meeting of Stillwater, the requisite majority of Stillwater shareholders resolved to approve the Stillwater Transaction. Sibanye-Stillwater obtained control (100%) of Stillwater on this date. The effective date of the implementation of the Stillwater Transaction was 4 May 2017, when Sibanye-Stillwater took over legal ownership of Stillwater.

For the eight months ended 31 December 2017, Stillwater contributed revenue of US$688.3 million (R9,161.6 million) and a profit of US$152.4 million (R2,028.1 million) to the Group’s results.

The PPA has been prepared on a provisional basis in accordance with IFRS 3.  If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date, identifies adjustments to the below amounts or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Subsequent to the date the condensed consolidated interim financial statement were authorised for issue, the Group received new information relating to exploration and evaluation assets that existed at acquisition date and adjustments were made to the provisional calculation of the fair values resulting in a decrease of USS$9.4 million (R123.7 million) in the fair value of property, plant and equipment, a decrease of US$3.6 million (R46.7 million) to the net deferred tax liability, and an increase of US$5.8  million (R77.0 million) in the reported value of goodwill. Accordingly, the PPA has been restated as required by IFRS 3.

Consideration

The consideration paid is as follows:

Figures in million
	Note	Reviewed US dollar	Reviewed SA rand
Cash		2,080.7	27,174.5
Liability raised in respect of dissenting shareholders	14	104.5	1,364.3
Settlement of share-based payment awards (cash)		16.2	211.9
Total consideration		2,201.4	28,750.7

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       19

Acquisition related costs

The Group incurred acquisition related costs of R528.5 million on advisory and legal fees. These costs are recognised as transaction costs in profit or loss.

Identified assets acquired and liabilities assumed

The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

Figures in million

	Note	Reviewed Revised US dollar	Reviewed Revised SA rand
Property, plant and equipment		2,293.2	29,948.6
Other non-current assets		6.9	90.8
Inventories		159.7	2,085.4
Current investments		278.9	3,642.2
Cash and cash equivalents		137.2	1,792.2
Other current assets		37.3	487.3
Environmental rehabilitation obligation		(23.9)	(312.1)
Deferred tax liabilities		(573.2)	(7,486.3)
Other non-current liabilities		(19.9)	(260.3)
Borrowings	11	(454.6)	(5,937.6)
Trade and other payables		(88.1)	(1,150.1)
Other current liabilities		(1.8)	(23.3)
Total fair value of identifiable net assets acquired		1,751.7	22,876.8

The fair value of assets and liabilities excluding property, plant and equipment, inventories and borrowings approximate the carrying value. The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected ore reserves and costs to extract the ore discounted at a real discount rate of 8.6% for the Stillwater and East Boulder mines and Columbus metallurgical complex, and 10.3% for the Blitz project, an average platinum price of US$1,375/oz and an average palladium price of US$880/oz. The fair value of borrowings (Convertible Debentures) was based on the settlement price.

Goodwill

Goodwill has been calculated as follows:

Figures in million
	Note	Reviewed Revised US dollar	Reviewed Revised SA rand
Consideration		2,201.4	28,750.7
Fair value of identifiable net assets		(1,751.7)	(22,876.8)
Goodwill	9	449.7	5,873.9

The goodwill is attributable to the premium paid, and talent and skills of Stillwater’s workforce.

The goodwill has been provisionally allocated to the Stillwater group of cash-generating units. None of the goodwill recognised is expected to be deducted for tax purposes.

9.	Goodwill

Figures in million - SA rand

	Notes	Reviewed Dec 2017	Reviewed Revised Jun 2017	Reviewed Dec 2016
Balance at beginning of the period		936.0	936.0	736.7
Impairment	4	(99.1)	-	(201.3)
Foreign currency translation		(314.8)	-	-
Goodwill on acquisition of subsidiaries	8.2	5,873.9	5,873.9	400.6
Balance at end of the period		6,396.0	6,809.9	936.0

In line with the accounting policy, the recoverable amount was determined by reference to “fair value less costs to sell” being the higher of “value in use” and “fair value less cost to sell”, based on the cash flows over the life of the cash-generating unit (CGU) and discounted to present value at an appropriate discount rate.

The Group’s estimates and assumptions used in the 31 December 2017 calculation include:

PGM operations					Gold operations
Reviewed Dec 2017	Reviewed Dec 2016				Reviewed Dec 2017	Reviewed Dec 2016
			Long-term gold price	R/kg	545,000	570,000
14,725	14,270	R/4Eoz	Long-term PGM (4E) basket price
	1,015	US$/2Eoz	Long-term PGM (2E) basket price
15.7	14.5%		Nominal discount rate	%	12.1	12.51
6.0	6.0%		Inflation rate	%	6.0	6.0
8 - 26	9 - 34	years	Life of mine	years	12 - 22	7 - 20

1Nominal discount rate for WRTRP of 15.1% (2016:  13.5%).

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       20

The annual life-of-mine plan that takes into account the following:

•	Proved and probable ore reserves of the CGUs;
•	Resources are valued using appropriate price assumptions;
•	Cash flows are based on the life-of-mine plan; and
•	Capital expenditure estimates over the life-of-mine plan.

During the six months ended 31 December 2017, the goodwill allocated to the WRTRP was impaired by R99.1 million (see note 4). There were no other events or changes in circumstances that suggest that the carrying amount of a CGU may not be recoverable.

The recoverable amounts of the Driefontein, Kloof, Kroondal, Platinum Mile and Rustenburg Operations CGUs are significantly higher than their carry values, therefore a reasonably possible adverse change in the abovementioned assumptions would not likely result in an adjustment to the carrying values.

The recoverable amounts of the Beatrix and Stillwater CGUs approximate their carrying values, therefore any reasonably possible adverse change in the abovementioned assumptions could result in impairment.

10.	Equity-accounted investments

The Group holds the following equity-accounted investments:

Figures in million - SA rand
	Reviewed Dec 2017	Reviewed Jun 2017	Reviewed Dec 2016
Mimosa	2,012.9	2,038.8	2,049.3
Rand Refinery	198.4	90.9	72.4
Other equity-accounted investments	32.8	34.3	35.7
Total equity-accounted investments	2,244.1	2,164.0	2,157.4

Mimosa

Sibanye-Stillwater has a 50% interest in Mimosa Investments Limited (Mimosa), which owns and operates the Mimosa mine.

The movement in the equity-accounted investment in Mimosa for the year is as follows:

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2017	Reviewed Jun 2017	Unaudited Dec 2016	Reviewed Dec 2017	Reviewed Dec 2016
Balance at beginning of the period	2,038.8	2,049.3	2,046.8	2,049.3	-
Share of results of equity-accounted investee after tax	89.9	85.1	143.9	175.0	114.9
Foreign currency translation	(115.8)	(95.6)	(141.4)	(211.4)	(132.3)
Equity-accounted investment on acquisition of subsidiaries	-	-	-	-	2,066.7
Balance at end of the period	2,012.9	2,038.8	2,049.3	2,012.9	2,049.3

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       21

11.	Borrowings

Figures in million - SA rand		Six months ended			Year ended
	Notes	Unaudited Dec 2017	Reviewed Jun 2017	Unaudited Dec 2016	Reviewed Dec 2017	Reviewed Dec 2016
Balance at beginning of the period		30,208.5	8,973.8	7,028.9	8,973.8	3,803.6
Borrowings acquired on acquisition of subsidiary	8.2	-	5,937.6	-	5,937.6	-
Loans raised		13,586.2	54,711.0	11,955.0	68,297.2	17,280.5
- R6.0 billion RCF		-	800.0	5,100.0	800.0	5,100.0
- US$350 million RCF		538.5	492.9	554.0	1,031.4	2,771.5
- Stillwater Bridge Facility		-	34,000.3	-	34,000.3	-
- US$1.05 billion Bond		-	13,109.5	-	13,109.5	-
- US$450 million Convertible Bond		4,634.5	-	-	4,634.5
- Other borrowings		8,413.2	6,308.3	6,301.0	14,721.5	7,472.6
- R4.5 billion Facilities		-	-	-	-	1,936.4
Loans repaid		(17,061.2)	(38,658.3)	(9,879.8)	(55,719.5)	(11,834.7)
- R6.0 billion RCF		(363.6)	-	-	(363.6)	-
- US$350 million RCF		(1,198.2)	-	(558.3)	(1,198.2)	(1,211.6)
- Stillwater Bridge Facility		(7,564.9)	(25,739.1)	-	(33,304.0)	-
- US$1.05 billion Bond		-	-	-		-
- Other borrowings		(7,934.5)	(7,057.8)	(6,071.5)	(14,992.3)	(6,723.1)
- Stillwater Convertible Debentures		-	(5,861.4)	-	(5,861.4)	-
- R4.5 billion Facilities		-	-	(3,250.0)	-	(3,900.0)
Unwinding of loans recognised at amortised cost	2	152.1	70.0	69.0	222.1	141.4
Accrued interest		507.8	-	-	507.8	-
Accrued interest paid		(431.5)	-	-	(431.5)	-
(Gain)/loss on revised estimated cash flows	3	(74.7)	(107.0)	29.3	(181.7)	29.3
Gain on foreign exchange differences and foreign currency translation		(1,237.7)	(718.6)	(220.8)	(1,956.3)	(417.2)
Franco-Nevada settlement (non-cash)		-	-	(7.8)	-	(29.1)
Balance at end of the period		25,649.5	30,208.5	8,973.8	25,649.5	8,973.8
Borrowings consist of:
- R6.0 billion RCF		5,536.4	5,900.0	5,100.0	5,536.4	5,100.0
- US$350 million RCF		1,137.1	1,828.4	1,369.0	1,137.1	1,369.0
- Stillwater Bridge Facility		-	7,566.6	-	-	-
- US$1.05 billion Bond		12,597.7	13,274.6	-	12,597.7	-
- US$450 million Convertible Bond		4,357.1	-	-	4,357.1	-
- Burnstone Debt		1,537.5	1,633.7	1,752.6	1,537.5	1,752.6
- Other borrowings		478.7	-	749.5	478.7	749.5
- Franco Nevada liability		1.7	1.8	2.7	1.7	2.7
- Stillwater Convertible Debentures		3.3	3.4	-	3.3	-
Borrowings		25,649.5	30,208.5	8,973.8	25,649.5	8,973.8
Current portion of borrowings		(1,657.5)	(7,571.8)	(752.3)	(1,657.5)	(752.3)
Non-current borrowings		23,992.0	22,636.7	8,221.5	23,992.0	8,221.5

11.1 US$450 million Convertible Bond

The acquisition of Stillwater was financed by a US$2.65 billion bridge loan (Stillwater Bridge Facility). The Stillwater Bridge Loan was partially repaid through the US$1 billion rights offer, US$1.05 billion Convertible Bonds and existing cash at Stillwater. The balance was repaid through the issuance of a US$450 million Convertible Bond. The convertible bond launched and was priced on 19 September 2017.

Terms of US$450 million Convertible Bond
Issue size:	US$450 million
Coupon	1.875%
Maturity date:	26 September 2023 (6 years)
Conversion premium:	35%
Reference share price:	US$1.2281, being the volume weighted average price of a share on the JSE from launch to pricing on 19 September 2017, converted at a fixed exchange rate.
Initial conversion price:	US$1.6580
Issuer:	Sibanye Gold Limited
Guarantors:	Stillwater and Kroondal Operations Proprietary Limited (together, the Guarantors), 100% subsidiaries of Sibanye Gold Limited.

The US$450 million Convertible Bond has two components. The option component is recognised as derivative liabilities, measured at fair value, with changes in fair value recorded in profit or loss and reported separately in the statement of financial position. The bond component is recognised for as liabilities and measured at amortised cost using the effective interest rate.

The derivative financial instrument was initially recognised at fair value using option pricing methodologies. The balance of the proceeds received was recognised as a financial liability at amortised cost (i.e. borrowings). Subsequent to initial recognition, the derivative financial instrument is revalued at every reporting period with gains and losses accounted for as part of gain/loss on financial instruments in profit or loss, and the financial liability increases at every reporting period by an effective interest charge that is expensed in profit or loss.

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       22

11.2 Capital management

Debt maturity

The following are contractually due, undiscounted cash flows resulting from maturities of financial liabilities, excluding interest payments:

Figures in million - SA rand
	Total	Within one year	Between one and four years	Five years and later
R6.0 billion RCF	5,536.4	-	5,536.4	-
US$350 million RCF	1,137.1	1,137.1	-	-
US$1.05 billion Bond	12,978.0	-	-	12,978.0
US$450 million Convertible Bond	5,562.0	-	-	5,562.0
Burnstone Debt	2,102.4	-	96.2	2,006.2
Other borrowings	478.7	478.7	-	-
Franco Nevada liability	1.7	1.7	-	-
Stillwater Convertible Debentures	3.3	3.3	-	-

Net debt to Adjusted EBITDA

Figures in million - SA rand
	Reviewed Dec 2017	Reviewed Revised Jun 2017	Reviewed Revised Dec 2016
Borrowings[1]	25,205.5	28,574.8	7,221.2
Cash and cash equivalents[2]	2,029.8	6,481.8	928.4
Net debt[3]	23,175.7	22,093.0	6,292.8
Adjusted EBITDA[4]	9,045.1	8,052.4	10,270.4
Net debt to adjusted EBITDA (ratio)[5]	2.6	2.7	0.6

1Borrowings are only those borrowings that have recourse to Sibanye. Borrowings, therefore, exclude the Burnstone Debt and include the derivative financial instrument.

2Cash and cash equivalents exclude cash of Burnstone.

3Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and therefore exclude the Burnstone Debt and include the derivative financial instrument. Net debt excludes Burnstone cash and cash equivalents.

4The adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) calculation included is based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies.  Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.

5Net debt to adjusted EBITDA ratio is defined as net debt as at the end of a reporting period divided by EBITDA of the 12 months ended on the same reporting date.

Adjusted EBITDA reconciliation

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2017	Reviewed Revised Jun 2017	Unaudited Dec 2016	Reviewed Dec 2017	Reviewed Revised Dec 2016
(Loss)/profit before royalties and tax	(1,937.0)	(5,044.2)	3,952.4	(6,981.2)	4,811.4
Adjusted for:
Amortisation and depreciation	3,203.0	2,496.7	2,096.5	5,699.7	4,041.9
Interest income	(220.7)	(194.8)	(169.6)	(415.5)	(331.4)
Finance expense	1,532.2	1,439.6	517.9	2,971.8	903.1
Share-based payments	115.7	116.2	358.8	231.9	496.2
Loss/(gain) on financial instruments	853.1	261.3	(144.2)	1,114.4	1,032.8
(Gain)/loss on foreign exchange differences	42.2	(334.6)	(181.7)	(292.4)	(219.6)
Share of results of equity-accounted investees after tax	(193.5)	(98.1)	(98.2)	(291.6)	(13.3)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	193.6	55.3	97.5	248.9	97.5
Gain on disposal of property, plant and equipment	(10.2)	(30.5)	(42.3)	(40.7)	(95.4)
Impairments	1,615.0	2,796.0	562.0	4,411.0	1,381.1
Occupational healthcare expense	29.7	1,077.2	-	1,106.9	-
Restructuring costs	581.8	148.0	148.8	729.8	187.7
Transaction costs	150.5	401.6	43.4	552.1	157.0
Gain on acquisition	-	-	(2,178.6)	-	(2,178.6)
Adjusted EBITDA	5,955.4	3,089.7	4,962.7	9,045.1	10,270.4
12.	Environmental rehabilitation obligation

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2017	Reviewed Jun 2017	Unaudited Dec 2016	Reviewed Dec 2017	Reviewed Dec 2016
Balance at beginning of the period		4,529.0	3,982.2	3,340.4	3,982.2	2,411.0
Interest charge	2	177.8	179.3	149.4	357.1	291.4
Change in estimates		(177.7)	-	315.1	(177.7)	472.5
Charge to profit or loss		166.6	55.4	97.5	222.0	97.5
Foreign currency translation		(17.0)	-	-	(17.0)	-
Environmental rehabilitation obligation on acquisition of subsidiaries		-	312.1	79.8	312.1	709.8
Balance at end of the period		4,678.7	4,529.0	3,982.2	4,678.7	3,982.2
Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       23

13.	Occupational healthcare obligation

As a result of the ongoing work of the Occupational Lung Disease Working Group (the Working Group) and engagements with affected stakeholders since 31 March 2017, at 30 June 2017 it became possible for Sibanye-Stillwater to reasonably estimate its share of the estimated cost in relation to the Working Group of a possible settlement of the class action claims and related costs. As a result, Sibanye-Stillwater provided an amount of R1,077.2 million for this obligation in the statement of financial position as at 30 June 2017. The estimated costs were reviewed at 31 December 2017 and discounted using a risk-free rate. A change in estimate of R29.7 million was recognised in profit or loss. The ultimate outcome of these matters remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval for a potential settlement. The provision is consequently subject to adjustment in the future, depending on the progress of the Working Group discussions, stakeholder engagements and the ongoing legal proceedings.

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2017	Reviewed Jun 2017	Unaudited Dec 2016	Reviewed Dec 2017	Reviewed Dec 2016
Balance at beginning of the period		1,077.2	-	-	-	-
Interest charge	2	46.4	-	-	46.4	-
Charge to profit or loss		29.7	1,077.2	-	1,106.9	-
Balance at end of the period		1,153.3	1,077.2	-	1,153.3	-
Current portion of occupational healthcare obligation		(0.8)	(89.3)	-	(0.8)
Non-current portion of occupational healthcare obligation		1,152.5	987.9	-	1,152.5	-
14.	Other payables

Figures in million - SA rand
	Note	Reviewed Dec 2017	Reviewed Jun 2017	Reviewed Dec 2016
Dissenting shareholders		1,349.7	1,378.8	-
Deferred Payment	14.1	2,194.7	1,651.5	1,577.4
Other non-current payables		257.9	221.7	36.3
Other payables		3,802.3	3,252.0	1,613.7
Current portion of borrowings		(41.9)	-	-
Non-current borrowings		3,760.4	3,252.0	1,613.7

14.1Deferred Payment

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2017	Reviewed Jun 2017	Unaudited Dec 2016	Reviewed Dec 2017	Reviewed Dec 2016
Balance at beginning of the period		1,651.5	1,577.4	-	1,577.4	-
Interest charge	2	74.1	74.1	24.1	148.2	24.1
Loss on revised estimated cash flows	3	469.1	-	-	469.1
Deferred Payment on acquisition of subsidiaries		-	-	1,553.3	-	1,553.3
Balance at end of the period		2,194.7	1,651.5	1,577.4	2,194.7	1,577.4
15.	Fair value of financial assets and financial liabilities, and risk management

15.1 Measurement of fair value

The fair value of financial instruments is estimated based on ruling market prices, volatilities and interest rates at 31 December 2017.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

•	Level 1: unadjusted quoted prices in active markets for identical asset or liabilities;
•	Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand
	Reviewed Dec 2017			Reviewed Jun 2017			Reviewed Dec 2016
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
- Environmental rehabilitation obligation funds	3,117.6	374.8	-	2,735.1	489.9	-	2,630.6	469.9	-
- Trade receivables - PGM sales	4,512.4	-	-	3,896.7	-	-	4,001.9	-	-
Financial liabilities measured at fair value			-
- Derivative financial instrument[1]	-	1,093.5	-	-	-	-	-	-	-

1The derivative financial instrument is recognised at fair value and valued using option pricing methodologies based on observable quoted inputs.

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       24

15.2	Risk management activities

Liquidity risk: working capital and going concern assessment

For the year ended 31 December 2017, the Group incurred a loss of R4,433.1 million (31 December 2016: profit of R3,042.7 million). As at 31 December 2017 the Group’s current assets exceeded its current liabilities by R3,566.7 million (31 December 2016: R1,446.6 million) and during the year then ended the Group generated cash from operating activities of R2,740.7 million (31 December 2016: R4,405.5 million).

Gold and PGMs are sold in US dollars, and while the majority of the Group’s gold and a substantial amount of the Group’s costs are denominated in Rand, the Group’s results and financial condition may be impacted if there is a material change in the value of the rand.

Subsequent to year end, the average rand/US dollar exchange rate strengthened to  R11.68/US$ from the average exchange rate of R13.31/US$ for the year ended 31 December 2017. Management assessed this situation and performed various sensitivities relating to the rand/US dollar exchange rate and the impact on the rand commodity prices. Should a strong rand/US dollar exchange rate persist without a corresponding gain in commodity prices, the Group will evaluate additional funding possibilities available to the Group, which may include, among others, streaming facilities, reduction of capital expenditure, sale of assets and as a last resort equity raises.

The Group currently has committed unutilised debt facilities of R3,653 million at 31 December 2017.  In order to maintain adequate liquidity, the refinancing and upsizing of the US$350 million RCF, maturing on 23 August 2018, to approximately US$600 million, has been launched. A term sheet has been executed with the two Bank coordinators who have each received credit approval for a US$100 million participation. The Group anticipates closing of the syndication during March 2018. The terms and conditions largely mirror the current US dollar RCF which is US$92 million drawn as at 31 December 2017. On successful completion an additional US$250 million financing will be available.

Sibanye-Stillwater’s leverage ratio (or net debt to adjusted EBITDA) at 31 December 2017 is 2.6. Utilising the committed unutilised debt facilities above, will impact on the leverage ratio. The borrowing facilities, permit a leverage  ratio of 3.5:1 through to 31 December 2018, and 2.5:1 thereafter, calculated on a quarterly basis. Consistent with its long-term strategy, Sibanye-Stillwater plans to deleverage over time to its targeted leverage ratio of no greater than 1.0:1.

The directors believe that the cash generated by its operations, cash on hand, the committed unutilised debt facilities as well as the additional funding possibilities will enable the Group to continue to meet its obligations as they fall due. The condensed consolidated preliminary financial statements for the year ended 31 December 2017, therefore, have been prepared on a going concern basis.

16.	Contingent liabilities

Dissenting shareholders

Following the closing of the Stillwater Transaction on 4 May 2017, three Petitions for Appraisal of Stock were filed in the Chancery Court for the State of Delaware. The first action, captioned Blue Mountain Credit Alternatives Master Fund L.P. et al. vs. Stillwater Mining Company, Case No. 2017-0385-JTL, was filed 19 May 2017 on behalf of holders of a purported 4,219,523 shares of common stock of Stillwater. The second action, captioned Brigade Leveraged Capital Structures Fund Ltd. et al. vs. Stillwater Mining Company, Case No. 2017-0389-JTL, was filed 22 May 2017 on behalf of holders of a purported 1,200,000 shares of common stock of Stillwater. The third action, captioned Hillary Shane Revocable Trust, et al. vs. Stillwater Mining Company, Case No. 2017-0400-JTL, was filed 26 May 2017 on behalf of holders of a purported 384,000 shares of common stock of Stillwater.

On 29 August 2017, the three actions were consolidated into a single action, captioned In re Appraisal of Stillwater Mining Company, Case No. 2017-0385-JTL.  At this point, the total number of shares of Stillwater common stock for which appraisal has been demanded and not requested to be withdrawn is approximately 5,803,623, inclusive of the shares purportedly held by Petitioners in the three appraisal actions. Each of the three appraisal actions seeks a determination of the fair value of the shares of the common stock of Stillwater under Section 262 of the General Corporation Law of the State of Delaware (DGCL). Petitioners seek a judgment awarding them, among other things, the fair value of their Stillwater shares plus interest. The current case scheduling order provides for a four-day trial, commencing on 10 December 2018.  The parties are currently engaged in discovery. Because the appraisal action is in the early stages, the court’s determination as to fair value of the shares is currently unknown. Accordingly, for accounting purposes only, we have used the merger price of US$18.00 per share in estimating our liability relating to the shares for which appraisal has been demanded (see note 8.2 and 14); however, fair value may ultimately be determined by the court to be equal to, or different from, the merger price.

17.	Events after the reporting period

There were no events that could have a material impact on the financial results of the Group after 31 December 2017, other than those discussed below.

DRDGOLD Transaction

On 22 November 2017, Sibanye-Stillwater announced the DRDGOLD Transaction. Sibanye has received approval for the DRDGOLD Transaction from the South African competition authorities in accordance with the Competition Act. The implementation of the DRGDOLD Transaction is still subject to the approval of the DRDGOLD Transaction and passing of the required resolutions by DRDGOLD shareholders.

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       25

Lonmin Acquisition

On 14 December 2017, Sibanye-Stillwater announced that it had reached agreement with Lonmin Plc (Lonmin) on the terms of a recommended all-share offer to acquire the entire issued and to be issued ordinary share capital of Lonmin (the Lonmin Acquisition). It is proposed that the Lonmin Acquisition will be effected by means of a scheme of arrangement between Lonmin and the Lonmin Shareholders under Part 26 of the UK Companies Act. Under the terms of the Lonmin Acquisition, each Lonmin Shareholder will be entitled to receive: 0.967 new Sibanye-Stillwater shares for each Lonmin share. The Lonmin Acquisition is subject to the fulfilment of conditions precedent and is expected to complete during the second half of 2018.

18.	Review report of the independent auditor

These condensed consolidated preliminary financial statements for the year ended 31 December 2017, have been reviewed by the Company’s auditor, KPMG Inc., who expressed an unmodified review conclusion.

The auditor’s report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying financial information from the Company’s registered office.

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       26

Segment reporting

Figures in million

	For the six months ended 31 Dec 2017 (Unaudited)
	GROUP	SA REGION													US REGION
SA rand	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate	Stillwater
Revenue	26,692.4	19,477.2	12,197.9	4,055.6	4,834.8	2,521.1	787.1	(0.7)	7,279.3	1,557.5	110.0	881.8	5,611.8	(881.8)	7,215.2
Underground	21,464.9	17,728.0	11,042.9	3,610.7	4,388.2	2,473.3	571.4	(0.7)	6,685.1	1,557.5	-	881.8	5,127.6	(881.8)	3,736.9
Surface	1,749.2	1,749.2	1,155.0	444.9	446.6	47.8	215.7	-	594.2	-	110.0	-	484.2	-	-
Recycling	3,478.3	-	-	-	-	-	-	-	-	-	-	-	-	-	3,478.3
Cost of sales, before amortisation and depreciation	(20,496.0)	(15,056.7)	(8,956.5)	(3,098.4)	(2,945.2)	(1,997.7)	(915.2)	-	(6,100.2)	(1,230.3)	(70.3)	(589.6)	(4,799.6)	589.6	(5,439.3)
Underground	(15,717.7)	(13,630.9)	(8,020.7)	(2,740.6)	(2,599.7)	(1,973.9)	(706.5)	-	(5,610.2)	(1,230.3)	-	(589.6)	(4,379.9)	589.6	(2,086.8)
Surface	(1,425.8)	(1,425.8)	(935.8)	(357.8)	(345.5)	(23.8)	(208.7)	-	(490.0)	-	(70.3)	-	(419.7)	-	-
Recycling	(3,352.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,352.5)
Amortisation and depreciation	(3,203.0)	(2,084.6)	(1,651.0)	(594.5)	(728.4)	(301.7)	(14.6)	(11.8)	(433.6)	(124.4)	(1.2)	(113.9)	(286.1)	92.0	(1,118.4)
Interest income	220.7	184.0	96.9	42.4	42.9	4.8	(7.5)	14.3	87.1	33.7	0.7	0.1	51.8	0.8	36.7
Finance expense	(1,532.2)	(250.8)	(73.5)	(106.6)	(121.1)	(61.5)	(37.3)	253.0	(177.3)	(51.2)	-	(4.8)	(126.2)	4.9	(1,281.4)
Share-based payments	(115.7)	(112.5)	(112.5)	(0.3)	-	-	-	(112.2)	-	-	-	-	-	-	(3.2)
Net other costs	(1,136.4)	(1,110.7)	53.8	7.6	0.3	(11.7)	(149.3)	206.9	(1,164.5)	(195.6)	5.4	(13.1)	(929.4)	(31.8)	(25.7)
Non-recurring items	(2,366.8)	(2,300.2)	(2,233.1)	(70.8)	(47.0)	(68.5)	(1,467.9)	(578.9)	(67.1)	(1.0)	-	-	(62.1)	(4.0)	(66.6)
Royalties	(225.6)	(225.6)	(184.5)	(31.1)	(119.8)	(24.4)	(9.2)	-	(41.1)	(3.1)	-	(26.3)	(38.0)	26.3	-
Current taxation	(465.3)	(341.4)	(322.4)	(9.4)	(260.9)	(11.1)	-	(41.0)	(19.0)	-	(8.8)	(43.2)	(10.0)	43.0	(123.9)
Deferred taxation	2,997.5	95.1	90.5	(5.8)	24.2	54.5	-	17.6	4.6	3.3	(7.1)	(1.1)	2.3	7.2	2,902.4
Loss for the period	369.6	(1,726.2)	(1,094.4)	188.7	679.8	103.8	(1,813.9)	(252.8)	(631.8)	(11.1)	28.7	89.9	(585.5)	(153.8)	2,095.8
Attributable to:										`
Owners of Sibanye-Stillwater	366.3	(1,729.5)	(1,095.3)	188.7	679.8	103.8	(1,813.9)	(253.7)	(634.2)	(11.1)	26.3	89.9	(585.5)	(153.8)	2,095.8
Non-controlling interests	3.3	3.3	0.9	-	-	-	-	0.9	2.4	-	2.4	-	-	-	-

Adjusted EBITDA	5,955.4	4,180.9	3,052.5	942.1	1,868.1	515.5	(254.0)	(19.2)	1,128.4	308.1	44.6	285.0	776.0	(285.3)	1,774.5
Sustaining capital expenditure	(816.6)	(636.4)	(355.2)	(150.6)	(158.4)	(36.5)	-	(9.7)	(281.2)	(111.6)	(5.6)	(117.9)	(164.0)	117.9	(180.2)
Ore reserve development	(1,789.9)	(1,365.8)	(1,134.4)	(456.7)	(449.1)	(228.6)	-	-	(231.4)	-	-	-	(231.4)	-	(424.1)
Growth projects	(1,008.5)	(288.7)	(286.4)	(13.9)	(86.1)	(0.3)	-	(186.1)	(2.3)	-	(2.3)	-	-	-	(719.8)
Total capital expenditure	(3,615.0)	(2,290.9)	(1,776.0)	(621.2)	(693.6)	(265.4)	-	(195.8)	(514.9)	(111.6)	(7.9)	(117.9)	(395.4)	117.9	(1,324.1)

	For the six months ended 31 Dec 2017 (Unaudited)
	GROUP	SA REGION													US REGION
US dollars[1]	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate	Stillwater
Revenue	1,994.5	1,453.5	909.9	302.4	360.9	188.0	58.7	(0.1)	543.6	116.3	8.2	65.8	419.1	(65.8)	541.0
Underground	1,603.4	1,323.1	823.8	269.2	327.6	184.5	42.6	(0.1)	499.3	116.3	-	65.8	383.0	(65.8)	280.3
Surface	130.4	130.4	86.1	33.2	33.3	3.5	16.1	-	44.3	-	8.2	-	36.1	-	-
Recycling	260.7	-	-	-	-	-	-	-	-	-	-	-	-	-	260.7
Cost of sales, before amortisation and depreciation	(1,530.8)	(1,123.0)	(667.8)	(231.1)	(219.7)	(148.9)	(68.1)	-	(455.2)	(91.8)	(5.3)	(44.0)	(358.2)	44.1	(407.8)
Underground	(1,173.1)	(1,016.6)	(598.0)	(204.4)	(193.9)	(147.2)	(52.5)	-	(418.6)	(91.8)	-	(44.0)	(326.9)	44.1	(156.5)
Surface	(106.4)	(106.4)	(69.8)	(26.7)	(25.8)	(1.7)	(15.6)	-	(36.6)	-	(5.3)	-	(31.3)	-	-
Recycling	(251.3)	-	-	-	-	-	-	-	-	-	-	-	-	-	(251.3)
Amortisation and depreciation	(239.2)	(155.4)	(122.9)	(44.3)	(54.3)	(22.4)	(1.0)	(0.9)	(32.5)	(9.3)	(0.1)	(8.5)	(21.4)	6.8	(83.8)
Interest income	16.5	13.7	7.1	3.1	3.2	0.4	(0.6)	1.0	6.6	2.5	0.1	-	3.9	0.1	2.8
Finance expense	(114.3)	(18.2)	(5.0)	(7.9)	(9.0)	(4.5)	(2.9)	19.3	(13.2)	(3.8)	-	(0.4)	(9.4)	0.4	(96.1)
Share-based payments	(8.6)	(8.3)	(8.3)	-	-	-	-	(8.3)	-	-	-	-	-	-	(0.3)
Net other costs	(85.2)	(83.2)	4.0	0.6	(0.1)	(0.8)	(11.3)	15.6	(87.2)	(14.7)	0.5	(0.9)	(69.6)	(2.5)	(2.0)
Non-recurring items	(175.3)	(170.3)	(165.3)	(5.3)	(3.5)	(4.8)	(109.0)	(42.7)	(5.0)	(0.1)	-	-	(4.6)	(0.3)	(5.0)
Royalties	(16.8)	(16.8)	(13.6)	(2.3)	(8.9)	(1.8)	(0.6)	-	(3.2)	(0.2)	-	(1.9)	(3.0)	1.9	-
Current taxation	(35.0)	(25.7)	(24.1)	(0.7)	(19.5)	(0.8)	-	(3.1)	(1.6)	-	(0.7)	(3.3)	(0.8)	3.2	(9.3)
Deferred taxation	225.0	6.9	6.5	(0.4)	1.8	3.9	-	1.2	0.4	0.2	(0.5)	(0.1)	0.2	0.6	218.1
Loss for the period	30.8	(126.8)	(79.5)	14.1	50.9	8.3	(134.8)	(18.0)	(47.3)	(0.9)	2.2	6.7	(43.8)	(11.5)	157.6
Attributable to:	-	-	-						-
Owners of Sibanye-Stillwater	30.6	(127.0)	(79.6)	14.1	50.9	8.3	(134.8)	(18.1)	(47.4)	(0.9)	2.1	6.7	(43.8)	(11.5)	157.6
Non-controlling interests	0.2	0.2	0.1	-	-	-	-	0.1	0.1	-	0.1	-	-	-	-

Adjusted EBITDA	445.7	312.6	228.0	70.3	139.6	38.5	(18.9)	(1.5)	84.6	23.1	3.4	21.3	58.1	(21.3)	133.1
Sustaining capital expenditure	(61.1)	(47.6)	(26.7)	(11.3)	(11.9)	(2.7)	-	(0.8)	(20.9)	(8.3)	(0.4)	(8.8)	(12.2)	8.8	(13.5)
Ore reserve development	(133.6)	(101.8)	(84.6)	(34.1)	(33.5)	(17.0)	-	-	(17.2)	-	-	-	(17.2)	-	(31.8)
Growth projects	(75.5)	(21.6)	(21.4)	(1.0)	(6.5)	-	-	(13.9)	(0.2)	-	(0.2)	-	-	-	(53.9)
Total capital expenditure	(270.2)	(171.0)	(132.7)	(46.4)	(51.9)	(19.7)	-	(14.7)	(38.3)	(8.3)	(0.6)	(8.8)	(29.4)	8.8	(99.2)

1The average exchange rate for the six months ended 31 December 2017 was R13.41/US$.

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       27

Figures in million

	For the six months ended 30 Jun 2017 (Reviewed) (Revised)[1]
	GROUP	SA REGION													US REGION[2]
SA rand	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate	Stillwater
Revenue	19,219.2	17,272.8	11,275.7	4,021.3	4,010.3	2,354.7	889.4	-	5,997.1	1,304.0	84.1	805.9	4,609.0	(805.9)	1,946.4
Underground	16,325.4	15,440.0	10,100.3	3,537.4	3,597.1	2,279.8	686.0	-	5,339.7	1,304.0	-	805.9	4,035.7	(805.9)	885.4
Surface	1,832.8	1,832.8	1,175.4	483.9	413.2	74.9	203.4	-	657.4	-	84.1	-	573.3	-	-
Recycling	1,061.0	-	-	-	-	-	-	-	-	-	-	-	-	-	1,061.0
Cost of sales, before amortisation and depreciation	(15,986.7)	(14,414.3)	(8,922.7)	(3,105.1)	(2,817.5)	(1,954.8)	(1,045.3)	-	(5,491.6)	(1,165.6)	(59.5)	(610.9)	(4,266.5)	610.9	(1,572.4)
Underground	(13,627.6)	(13,079.6)	(8,011.5)	(2,748.3)	(2,509.8)	(1,878.2)	(875.2)	-	(5,068.1)	(1,165.6)	-	(610.9)	(3,902.5)	610.9	(548.0)
Surface	(1,334.7)	(1,334.7)	(911.2)	(356.8)	(307.7)	(76.6)	(170.1)	-	(423.5)	-	(59.5)	-	(364.0)	-	-
Recycling	(1,024.4)	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,024.4)
Amortisation and depreciation	(2,496.7)	(2,183.7)	(1,856.5)	(532.0)	(676.1)	(394.5)	(241.8)	(12.1)	(327.2)	(114.6)	(1.4)	(97.8)	(228.6)	115.2	(313.0)
Interest income	194.8	179.7	108.8	35.2	28.2	13.6	20.0	11.8	70.9	23.3	1.4	8.7	44.8	(7.3)	15.1
Finance expense	(1,439.6)	(1,266.9)	(1,108.7)	(114.3)	(125.8)	(66.9)	(39.4)	(762.3)	(158.2)	(39.5)	-	(5.2)	(118.7)	5.2	(172.7)
Share-based payments	(116.2)	(114.5)	(114.5)	(2.5)	(1.8)	(1.3)	-	(108.9)	-	-	-	-	-	-	(1.7)
Net other costs	(26.7)	(22.0)	(43.4)	(16.1)	(14.8)	(36.3)	(171.0)	194.8	21.4	(20.8)	(17.3)	36.3	(5.5)	28.7	(4.7)
Non-recurring items	(4,392.3)	(4,388.0)	(4,302.7)	(4.1)	(3.4)	(606.8)	(2,196.8)	(1,491.6)	(85.3)	(8.0)	-	-	(72.8)	(4.5)	(4.3)
Royalties	(172.9)	(172.9)	(140.8)	(46.7)	(69.5)	(20.1)	(4.5)	-	(32.1)	(2.5)	-	(34.1)	(29.6)	34.1	-
Current taxation	(38.9)	(63.9)	(63.0)	(5.4)	(89.2)	(1.3)	-	32.9	(0.9)	-	(0.5)	(16.1)	-	15.7	25.0
Deferred taxation	453.3	438.7	458.7	(6.2)	37.2	190.8	1.5	235.4	(20.0)	(28.1)	2.8	(1.7)	10.4	(3.4)	14.6
Loss for the period	(4,802.7)	(4,735.0)	(4,709.1)	224.1	277.6	(522.9)	(2,787.9)	(1,900.0)	(25.9)	(51.8)	9.6	85.1	(57.5)	(11.3)	(67.7)
Attributable to:
Owners of Sibanye-Stillwater	(4,803.7)	(4,736.0)	(4,709.3)	224.1	277.6	(522.9)	(2,787.9)	(1,900.2)	(26.7)	(51.8)	8.8	85.1	(57.5)	(11.3)	(67.7)
Non-controlling interests	1.0	1.0	0.2	-	-	-	-	0.2	0.8	-	0.8	-	-	-	-

Adjusted EBITDA	3,089.7	2,721.6	2,256.0	898.9	1,176.4	394.5	(273.4)	59.6	465.6	122.8	7.1	236.4	336.9	(237.6)	368.1
Sustaining capital expenditure	(509.0)	(462.3)	(175.9)	(84.4)	(51.8)	(26.6)	(8.5)	(4.6)	(286.4)	(78.9)	(5.4)	(104.6)	(202.1)	104.6	(46.7)
Ore reserve development	(1,501.7)	(1,387.2)	(1,153.6)	(419.4)	(427.1)	(253.4)	(53.7)	-	(233.6)	-	-	-	(233.6)	-	(114.5)
Growth projects	(473.1)	(304.6)	(304.6)	(30.5)	(61.0)	(0.2)	(11.7)	(201.2)	-	-	-	-	-	-	(168.5)
Total capital expenditure	(2,483.8)	(2,154.1)	(1,634.1)	(534.3)	(539.9)	(280.2)	(73.9)	(205.8)	(520.0)	(78.9)	(5.4)	(104.6)	(435.7)	104.6	(329.7)

	For the six months ended 30 Jun 2017 (Reviewed) (Revised)[1]
	GROUP	SA REGION													US REGION[2]
US dollars[3]	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate	Stillwater
Revenue	1,454.9	1,307.6	853.6	304.4	303.6	178.3	67.3	-	454.0	98.7	6.4	61.0	348.9	(61.0)	147.3
Underground	1,235.8	1,168.8	764.6	267.8	272.3	172.6	51.9	-	404.2	98.7	-	61.0	305.5	(61.0)	67.0
Surface	138.8	138.8	89.0	36.6	31.3	5.7	15.4	-	49.8	-	6.4	-	43.4	-	-
Recycling	80.3	-	-	-	-	-	-	-	-	-	-	-	-	-	80.3
Cost of sales, before amortisation and depreciation	(1,210.2)	(1,091.2)	(675.5)	(235.0)	(213.3)	(148.0)	(79.2)	-	(415.7)	(88.2)	(4.5)	(46.2)	(323.0)	46.2	(119.0)
Underground	(1,031.6)	(990.1)	(606.5)	(208.0)	(190.0)	(142.2)	(66.3)	-	(383.6)	(88.2)	-	(46.2)	(295.4)	46.2	(41.5)
Surface	(101.1)	(101.1)	(69.0)	(27.0)	(23.3)	(5.8)	(12.9)	-	(32.1)	-	(4.5)	-	(27.6)	-	-
Recycling	(77.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	(77.5)
Amortisation and depreciation	(189.0)	(165.3)	(140.6)	(40.3)	(51.2)	(29.9)	(18.3)	(0.9)	(24.7)	(8.7)	(0.1)	(7.4)	(17.3)	8.8	(23.7)
Interest income	14.7	13.6	8.2	2.7	2.1	1.0	1.5	0.9	5.4	1.8	0.1	0.7	3.4	(0.6)	1.1
Finance expense	(109.0)	(95.9)	(83.9)	(8.7)	(9.5)	(5.1)	(2.9)	(57.7)	(12.0)	(3.0)	-	(0.4)	(9.0)	0.4	(13.1)
Share-based payments	(8.8)	(8.7)	(8.7)	(0.2)	(0.1)	(0.1)	-	(8.3)	-	-	-	-	-	-	(0.1)
Net other costs	(2.1)	(1.8)	(3.1)	(1.2)	(1.0)	(2.8)	(12.8)	14.7	1.3	(1.6)	(1.4)	2.6	(0.5)	2.2	(0.3)
Non-recurring items	(332.5)	(332.2)	(325.7)	(0.3)	(0.3)	(45.9)	(166.3)	(112.9)	(6.5)	(0.6)	-	-	(5.5)	(0.4)	(0.3)
Royalties	(13.1)	(13.1)	(10.7)	(3.5)	(5.3)	(1.5)	(0.4)	-	(2.4)	(0.2)	-	(2.6)	(2.2)	2.6	-
Current taxation	(2.9)	(4.8)	(4.8)	(0.4)	(6.8)	(0.1)	-	2.5	-	-	-	(1.2)	-	1.2	1.9
Deferred taxation	34.3	33.2	34.7	(0.5)	2.8	14.5	0.1	17.8	(1.5)	(2.1)	0.2	(0.1)	0.8	(0.3)	1.1
Loss for the period	(363.7)	(358.6)	(356.5)	17.0	21.0	(39.6)	(211.0)	(143.9)	(2.1)	(3.9)	0.7	6.4	(4.4)	(0.9)	(5.1)
Attributable to:
Owners of Sibanye-Stillwater	(363.8)	(358.7)	(356.5)	17.0	21.0	(39.6)	(211.0)	(143.9)	(2.2)	(3.9)	0.6	6.4	(4.4)	(0.9)	(5.1)
Non-controlling interests	0.1	0.1	-	-	-	-	-	-	0.1	-	0.1	-	-	-	-

Adjusted EBITDA	233.9	206.0	170.8	68.0	89.1	29.9	(20.7)	4.5	35.2	9.3	0.5	17.9	25.5	(18.0)	27.9
Sustaining capital expenditure	(38.4)	(34.9)	(13.2)	(6.4)	(3.9)	(2.0)	(0.6)	(0.3)	(21.7)	(6.0)	(0.4)	(7.9)	(15.3)	7.9	(3.5)
Ore reserve development	(113.7)	(105.0)	(87.3)	(31.7)	(32.3)	(19.2)	(4.1)	-	(17.7)	-	-	-	(17.7)	-	(8.7)
Growth projects	(35.9)	(23.1)	(23.1)	(2.3)	(4.6)	-	(0.9)	(15.3)	-	-	-	-	-	-	(12.8)
Total capital expenditure	(188.0)	(163.0)	(123.6)	(40.4)	(40.8)	(21.2)	(5.6)	(15.6)	(39.4)	(6.0)	(0.4)	(7.9)	(33.0)	7.9	(25.0)

1Subsequent to the successful integration of the US PGM operations, management has included the corporate and reconciling items directly attributable to the SA PGM operations in the respective operating segments, in line with how the information from these segments is reviewed by and reported to the Executive Committee. The comparative segment reporting for the six months ended 30 June 2017 has been revised to conform to the current presentation.

2The US PGM operations’ results for the six months ended 30 June 2017 includes Stillwater for two months since acquisition.

3The average exchange rate for the six months ended 30 June 2017 was R13.21/US$.

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       28

Figures in million

	For the six months ended 31 Dec 2016 (Unaudited) (Revised)[1]
SA rand	Group	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM[2]	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate
Revenue	16,536.0	13,484.3	4,649.0	4,433.1	2,957.5	1,483.7	(39.0)	3,051.7	1,315.0	101.7	803.6	1,656.0	(824.6)
Underground revenue	14,855.8	12,096.0	4,051.2	4,003.0	2,831.3	1,249.5	(39.0)	2,759.8	1,315.0	-	803.6	1,465.8	(824.6)
Surface revenue	1,680.2	1,388.3	597.8	430.1	126.2	234.2	-	291.9	-	101.7	-	190.2	-
Cost of sales, before amortisation and depreciation	(11,397.3)	(8,649.7)	(2,799.2)	(2,522.2)	(1,925.3)	(1,403.0)	-	(2,747.6)	(1,103.3)	(61.8)	(617.5)	(1,582.5)	617.5
Underground operating costs	(10,340.1)	(7,781.1)	(2,420.4)	(2,294.1)	(1,838.7)	(1,227.9)	-	(2,559.0)	(1,103.3)	-	(617.5)	(1,455.7)	617.5
Surface operating costs	(1,057.2)	(868.6)	(378.8)	(228.1)	(86.6)	(175.1)	-	(188.6)	-	(61.8)	-	(126.8)	-
Amortisation and depreciation	(2,096.5)	(1,925.2)	(518.6)	(625.2)	(426.7)	(345.1)	(9.6)	(171.3)	(90.3)	(0.8)	(155.8)	(58.6)	134.2
Interest income	169.6	144.5	34.6	30.6	16.8	15.9	46.6	25.1	23.8	(9.3)	-	8.2	2.4
Finance expense	(517.9)	(452.5)	(72.5)	(85.5)	(39.4)	(35.8)	(219.3)	(65.4)	(39.1)	-	(7.7)	(26.2)	7.6
Share-based payments	(358.8)	(118.5)	(5.6)	(4.3)	(2.4)	-	(106.2)	(240.3)	-	-	-	-	(240.3)
Net other costs	150.6	94.1	(0.7)	(5.7)	(18.7)	(110.0)	229.2	56.5	9.8	(0.4)	189.3	(92.2)	(50.0)
Non-recurring items	1,466.7	(633.4)	(15.9)	(14.1)	(15.0)	(603.5)	15.1	2,100.1	(0.3)	-	-	2,105.2	(4.8)
Royalties	(301.1)	(265.3)	(102.8)	(94.4)	(60.9)	(7.2)	-	(35.8)	(7.4)	-	(55.8)	(28.3)	55.7
Current taxation	(618.1)	(617.7)	(269.3)	(213.7)	(137.5)	(0.3)	3.1	(0.4)	-	-	(22.8)	-	22.4
Deferred taxation	(78.6)	(148.6)	(51.2)	(142.8)	10.3	42.9	(7.8)	70.0	12.4	(11.3)	10.6	68.1	(9.8)
Profit for the period	2,954.6	912.0	847.8	755.8	358.7	(962.4)	(87.9)	2,042.6	120.6	18.1	143.9	2,049.7	(289.7)
Attributable to:
Owners of Sibanye-Stillwater	3,140.3	1,100.0	847.8	755.8	358.7	(773.5)	(88.8)	2,040.3	120.6	15.8	143.9	2,049.7	(289.7)
Non-controlling interests	(185.7)	(188.0)	-	-	-	(188.9)	0.9	2.3	-	2.3	-	-	-
		-
Adjusted EBITDA	4,962.7	4,673.5	1,827.7	1,886.6	999.8	(2.5)	(38.1)	289.2	202.1	39.5	378.6	76.7	(407.7)
Sustaining capital expenditure	(676.4)	(417.6)	(147.0)	(175.3)	(52.8)	(27.1)	(15.4)	(258.8)	(108.5)	(0.5)	(99.1)	(148.7)	98.0
Ore reserve development	(1,252.1)	(1,252.1)	(399.2)	(494.3)	(285.9)	(72.7)	-	-	-	-	-	-	-
Growth projects	(461.2)	(461.2)	(37.2)	(94.8)	(0.5)	(36.2)	(292.5)	-	-	-	-	-	-
Total capital expenditure	(2,389.7)	(2,130.9)	(583.4)	(764.4)	(339.2)	(136.0)	(307.9)	(258.8)	(108.5)	(0.5)	(99.1)	(148.7)	98.0

	For the six months ended 31 Dec 2016 (Unaudited) (Revised)[1]
US dollar[3]	Group	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM[2]	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate
Revenue	1,172.0	962.0	331.4	315.8	210.5	107.0	(2.6)	210.0	91.6	7.0	56.0	112.9	(57.5)
Underground	1,052.7	862.7	288.5	285.1	201.5	90.3	(2.6)	190.0	91.6	-	56.0	99.9	(57.5)
Surface	119.3	99.3	42.9	30.7	9.0	16.7	-	20.0	-	7.0	-	13.0	-
Cost of sales, before amortisation and depreciation	(805.3)	(616.2)	(199.3)	(179.7)	(136.8)	(100.5)	-	(189.1)	(77.0)	(4.3)	(43.1)	(107.8)	43.1
Underground	(730.6)	(554.5)	(172.4)	(163.5)	(130.6)	(88.0)	-	(176.2)	(77.0)	-	(43.1)	(99.2)	43.1
Surface	(74.7)	(61.8)	(26.9)	(16.2)	(6.2)	(12.5)	-	(12.9)	-	(4.3)	-	(8.6)	-
Amortisation and depreciation	(148.8)	(136.9)	(36.9)	(44.3)	(30.3)	(24.8)	(0.6)	(11.9)	(6.3)	(0.1)	(10.8)	(4.0)	9.3
Interest income	12.1	10.3	2.4	2.1	1.2	1.1	3.5	1.8	1.7	(0.6)	-	0.6	0.1
Finance expense	(36.5)	(31.9)	(5.1)	(6.0)	(2.8)	(2.6)	(15.4)	(4.6)	(2.8)	-	(0.6)	(1.8)	0.6
Share-based payments	(24.9)	(8.5)	(0.4)	(0.3)	(0.2)	-	(7.6)	(16.4)	-	-	-	-	(16.4)
Net other costs	6.2	2.7	(0.7)	(1.1)	(1.7)	(7.5)	13.7	3.5	0.7	-	12.9	(6.3)	(3.8)
Non-recurring items	97.0	(46.1)	(1.1)	(0.8)	(1.1)	(43.7)	0.6	143.1	-	-	-	143.4	(0.3)
Royalties	(21.3)	(18.8)	(7.4)	(6.7)	(4.2)	(0.5)	-	(2.5)	(0.5)	-	(3.8)	(2.0)	3.8
Current taxation	(43.6)	(43.5)	(19.0)	(15.2)	(9.6)	-	0.3	(0.1)	-	-	(1.6)	-	1.5
Deferred taxation	(5.4)	(10.1)	(3.5)	(9.7)	0.7	2.9	(0.5)	4.7	0.9	(0.8)	0.7	4.6	(0.7)
Profit for the period	201.5	63.0	60.4	54.1	25.7	(68.6)	(8.6)	138.5	8.3	1.2	9.7	139.6	(20.3)
Attributable to:
Owners of Sibanye-Stillwater	214.9	76.6	60.4	54.1	25.7	(54.9)	(8.7)	138.3	8.3	1.0	9.7	139.6	(20.3)
Non-controlling interests	(13.4)	(13.6)	-	-	-	(13.7)	0.1	0.2	-	0.2	-	-	-

Adjusted EBITDA	355.2	334.5	130.8	135.0	71.6	(0.2)	(2.7)	20.7	14.5	2.8	27.1	5.5	(29.2)
Sustaining capital expenditure	(47.2)	(29.3)	(10.3)	(12.2)	(3.7)	(1.9)	(1.2)	(17.9)	(7.7)	-	(7.0)	(10.1)	6.9
Ore reserve development	(88.8)	(88.8)	(28.3)	(35.0)	(20.3)	(5.2)	-	-	-	-	-	-	-
Growth projects	(32.3)	(32.3)	(2.6)	(6.6)	-	(2.5)	(20.6)	-	-	-	-	-	-
Total capital expenditure	(168.3)	(150.4)	(41.2)	(53.8)	(24.0)	(9.6)	(21.8)	(17.9)	(7.7)	-	(7.0)	(10.1)	6.9

1Subsequent to the successful integration of the US PGM operations, management has included the corporate and reconciling items directly attributable to the SA PGM operations in the respective operating segments, in line with how the information from these segments is reviewed by and reported to the Executive Committee. The comparative segment reporting for the six months ended 31 December 2016 has been revised to conform to the current presentation.

2The SA PGM operations’ results for the six months ended 31 December 2016 includes the Rustenburg Operations for two months since acquisition.

3The average exchange rate for the six months ended 31 December 2016 was R13.97/US$.
Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       29

Figures in million

	For the year ended 31 Dec 2017 (Reviewed)
	GROUP	SA REGION													US REGION[1]
SA rand	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate	Stillwater
Revenue	45,911.6	36,750.0	23,473.6	8,076.9	8,845.1	4,875.8	1,676.5	(0.7)	13,276.4	2,861.5	194.1	1,687.7	10,220.8	(1,687.7)	9,161.6
Underground	37,790.3	33,168.0	21,143.2	7,148.1	7,985.3	4,753.1	1,257.4	(0.7)	12,024.8	2,861.5	-	1,687.7	9,163.3	(1,687.7)	4,622.3
Surface	3,582.0	3,582.0	2,330.4	928.8	859.8	122.7	419.1	-	1,251.6	-	194.1	-	1,057.5	-	-
Recycling	4,539.3	-	-	-	-	-	-	-	-	-	-	-	-	-	4,539.3
Cost of sales, before amortisation and depreciation	(36,482.7)	(29,471.0)	(17,879.2)	(6,203.5)	(5,762.7)	(3,952.5)	(1,960.5)	-	(11,591.8)	(2,395.9)	(129.8)	(1,200.5)	(9,066.1)	1,200.5	(7,011.7)
Underground	(29,345.3)	(26,710.5)	(16,032.2)	(5,488.9)	(5,109.5)	(3,852.1)	(1,581.7)	-	(10,678.3)	(2,395.9)	-	(1,200.5)	(8,282.4)	1,200.5	(2,634.8)
Surface	(2,760.5)	(2,760.5)	(1,847.0)	(714.6)	(653.2)	(100.4)	(378.8)	-	(913.5)	-	(129.8)	-	(783.7)	-	-
Recycling	(4,376.9)	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,376.9)
Amortisation and depreciation	(5,699.7)	(4,268.3)	(3,507.5)	(1,126.5)	(1,404.5)	(696.2)	(256.4)	(23.9)	(760.8)	(239.0)	(2.6)	(211.7)	(514.7)	207.2	(1,431.4)
Interest income	415.5	363.7	205.7	77.6	71.1	18.4	12.5	26.1	158.0	57.0	2.1	8.8	96.6	(6.5)	51.8
Finance expense	(2,971.8)	(1,517.7)	(1,182.2)	(220.9)	(246.9)	(128.4)	(76.7)	(509.3)	(335.5)	(90.7)	-	(10.0)	(244.9)	10.1	(1,454.1)
Share-based payments	(231.9)	(227.0)	(227.0)	(2.8)	(1.8)	(1.3)	-	(221.1)	-	-	-	-	-	-	(4.9)
Net other costs	(1,163.1)	(1,132.7)	10.4	(8.5)	(14.5)	(48.0)	(320.3)	401.7	(1,143.1)	(216.4)	(11.9)	23.2	(934.9)	(3.1)	(30.4)
Non-recurring items	(6,759.1)	(6,688.2)	(6,535.8)	(74.9)	(50.4)	(675.3)	(3,664.7)	(2,070.5)	(152.4)	(9.0)	-	-	(134.9)	(8.5)	(70.9)
Royalties	(398.5)	(398.5)	(325.3)	(77.8)	(189.3)	(44.5)	(13.7)	-	(73.2)	(5.6)	-	(60.4)	(67.6)	60.4	-
Current taxation	(504.2)	(405.3)	(385.4)	(14.8)	(350.1)	(12.4)	-	(8.1)	(19.9)	-	(9.3)	(59.3)	(10.0)	58.7	(98.9)
Deferred taxation	3,450.8	533.8	549.2	(12.0)	61.4	245.3	1.5	253.0	(15.4)	(24.8)	(4.3)	(2.8)	12.7	3.8	2,917.0
Loss for the period	(4,433.1)	(6,461.2)	(5,803.5)	412.8	957.4	(419.1)	(4,601.8)	(2,152.8)	(657.7)	(62.9)	38.3	175.0	(643.0)	(165.1)	2,028.1
Attributable to:														-
Owners of Sibanye-Stillwater	(4,437.4)	(6,465.5)	(5,804.6)	412.8	957.4	(419.1)	(4,601.8)	(2,153.9)	(660.9)	(62.9)	35.1	175.0	(643.0)	(165.1)	2,028.1
Non-controlling interests	4.3	4.3	1.1	-	-	-	-	1.1	3.2	-	3.2	-	-	-	-

Adjusted EBITDA	9,045.1	6,902.5	5,308.5	1,841.0	3,044.5	910.0	(527.4)	40.4	1,594.0	430.9	51.7	521.4	1,112.9	(522.9)	2,142.6
Sustaining capital expenditure	(1,325.6)	(1,098.7)	(531.1)	(235.0)	(210.2)	(63.1)	(8.5)	(14.3)	(567.6)	(190.5)	(11.0)	(222.5)	(366.1)	222.5	(226.9)
Ore reserve development	(3,291.6)	(2,753.0)	(2,288.0)	(876.1)	(876.2)	(482.0)	(53.7)	-	(465.0)	-	-	-	(465.0)	-	(538.6)
Growth projects	(1,481.6)	(593.3)	(591.0)	(44.4)	(147.1)	(0.5)	(11.7)	(387.3)	(2.3)	-	(2.3)	-	-	-	(888.3)
Total capital expenditure	(6,098.8)	(4,445.0)	(3,410.1)	(1,155.5)	(1,233.5)	(545.6)	(73.9)	(401.6)	(1,034.9)	(190.5)	(13.3)	(222.5)	(831.1)	222.5	(1,653.8)

	For the year ended 31 Dec 2017 (Reviewed)
	GROUP	SA REGION													US REGION[1]
US dollars[2]	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate	Stillwater
Revenue	3,449.4	2,761.1	1,763.5	606.8	664.5	366.3	126.0	(0.1)	997.6	215.0	14.6	126.8	768.0	(126.8)	688.3
Underground	2,839.2	2,491.9	1,588.4	537.0	599.9	357.1	94.5	(0.1)	903.5	215.0	-	126.8	688.5	(126.8)	347.3
Surface	269.2	269.2	175.1	69.8	64.6	9.2	31.5	-	94.1	-	14.6	-	79.5	-	-
Recycling	341.0	-	-	-	-	-	-	-	-	-	-	-	-	-	341.0
Cost of sales, before amortisation and depreciation	(2,741.0)	(2,214.2)	(1,343.3)	(466.1)	(433.0)	(296.9)	(147.3)	-	(870.9)	(180.0)	(9.8)	(90.2)	(681.2)	90.3	(526.8)
Underground	(2,204.7)	(2,006.7)	(1,204.5)	(412.4)	(383.9)	(289.4)	(118.8)	-	(802.2)	(180.0)	-	(90.2)	(622.3)	90.3	(198.0)
Surface	(207.5)	(207.5)	(138.8)	(53.7)	(49.1)	(7.5)	(28.5)	-	(68.7)	-	(9.8)	-	(58.9)	-	-
Recycling	(328.8)	-	-	-	-	-	-	-	-	-	-	-	-	-	(328.8)
Amortisation and depreciation	(428.2)	(320.7)	(263.5)	(84.6)	(105.5)	(52.3)	(19.3)	(1.8)	(57.2)	(18.0)	(0.2)	(15.9)	(38.7)	15.6	(107.5)
Interest income	31.2	27.3	15.3	5.8	5.3	1.4	0.9	1.9	12.0	4.3	0.2	0.7	7.3	(0.5)	3.9
Finance expense	(223.3)	(114.1)	(88.9)	(16.6)	(18.5)	(9.6)	(5.8)	(38.4)	(25.2)	(6.8)	-	(0.8)	(18.4)	0.8	(109.2)
Share-based payments	(17.4)	(17.0)	(17.0)	(0.2)	(0.1)	(0.1)	-	(16.6)	-	-	-	-	-	-	(0.4)
Net other costs	(87.3)	(85.0)	0.9	(0.6)	(1.1)	(3.6)	(24.1)	30.3	(85.9)	(16.3)	(0.9)	1.7	(70.1)	(0.3)	(2.3)
Non-recurring items	(507.8)	(502.5)	(491.0)	(5.6)	(3.8)	(50.7)	(275.3)	(155.6)	(11.5)	(0.7)	-	-	(10.1)	(0.7)	(5.3)
Royalties	(29.9)	(29.9)	(24.3)	(5.8)	(14.2)	(3.3)	(1.0)	-	(5.6)	(0.4)	-	(4.5)	(5.2)	4.5	-
Current taxation	(37.9)	(30.5)	(28.9)	(1.1)	(26.3)	(0.9)	-	(0.6)	(1.6)	-	(0.7)	(4.5)	(0.8)	4.4	(7.4)
Deferred taxation	259.3	40.1	41.2	(0.9)	4.6	18.4	0.1	19.0	(1.1)	(1.9)	(0.3)	(0.2)	1.0	0.3	219.2
Loss for the period	(332.9)	(485.4)	(436.0)	31.1	71.9	(31.3)	(345.8)	(161.9)	(49.4)	(4.8)	2.9	13.1	(48.2)	(12.4)	152.4
Attributable to:
Owners of Sibanye-Stillwater	(333.2)	(485.7)	(436.1)	31.1	71.9	(31.3)	(345.8)	(162.0)	(49.6)	(4.8)	2.7	13.1	(48.2)	(12.4)	152.4
Non-controlling interests	0.3	0.3	0.1	-	-	-	-	0.1	0.2	-	0.2	-	-	-	-

Adjusted EBITDA	679.6	518.6	398.8	138.3	228.7	68.4	(39.6)	3.0	119.8	32.4	3.9	39.2	83.6	(39.3)	161.0
Sustaining capital expenditure	(99.5)	(82.5)	(39.9)	(17.7)	(15.8)	(4.7)	(0.6)	(1.1)	(42.6)	(14.3)	(0.8)	(16.7)	(27.5)	16.7	(17.0)
Ore reserve development	(247.2)	(206.7)	(171.8)	(65.8)	(65.8)	(36.2)	(4.0)	-	(34.9)	-	-	-	(34.9)	-	(40.5)
Growth projects	(111.4)	(44.7)	(44.5)	(3.3)	(11.1)	-	(0.9)	(29.2)	(0.2)	-	(0.2)	-	-	-	(66.7)
Total capital expenditure	(458.1)	(333.9)	(256.2)	(86.8)	(92.7)	(40.9)	(5.5)	(30.3)	(77.7)	(14.3)	(1.0)	(16.7)	(62.4)	16.7	(124.2)

1The US PGM operations’ results for the year ended 31 December 2017 include Stillwater for eight months since acquisition.

2The average exchange rate for the year ended 31 December 2017 was R13.31/US$.

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       30

	For the year ended 31 Dec 2016 (Reviewed) (Revised)[1]
	GROUP
SA rand	Total	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM[2]	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate
Revenue	31,240.7	27,501.3	9,401.1	8,890.9	5,883.9	3,362.2	(36.8)	3,739.4	1,973.3	131.1	1,223.2	1,656.0	(1,244.2)
Underground	28,026.5	24,608.4	8,105.3	8,012.6	5,626.9	2,900.4	(36.8)	3,418.1	1,973.3	-	1,223.2	1,465.8	(1,244.2)
Surface	3,214.2	2,892.9	1,295.8	878.3	257.0	461.8	-	321.3	-	131.1	-	190.2	-
Recycling	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(20,709.1)	(17,346.0)	(5,566.6)	(5,041.0)	(3,753.4)	(2,985.0)	-	(3,363.1)	(1,689.8)	(90.8)	(969.0)	(1,582.5)	969.0
Underground	(18,800.6)	(15,655.1)	(4,852.1)	(4,609.4)	(3,567.4)	(2,626.2)	-	(3,145.5)	(1,689.8)	-	(969.0)	(1,455.7)	969.0
Surface	(1,908.5)	(1,690.9)	(714.5)	(431.6)	(186.0)	(358.8)	-	(217.6)	-	(90.8)	-	(126.8)	-
Recycling	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortisation and depreciation	(4,041.9)	(3,814.7)	(1,012.9)	(1,190.7)	(818.0)	(770.8)	(22.3)	(227.2)	(162.9)	(1.2)	(223.7)	(58.6)	219.2
Interest income	331.4	289.6	70.8	62.3	34.1	32.5	89.9	41.8	34.6	(9.0)	0.5	8.2	7.5
Finance expense	(903.1)	(806.2)	(143.1)	(156.0)	(77.6)	(75.8)	(353.7)	(96.9)	(70.6)	-	(11.2)	(26.2)	11.1
Share-based payments	(496.2)	(255.9)	(16.5)	(13.7)	(9.1)	-	(216.6)	(240.3)	-	-	-	-	(240.3)
Net other costs	(1,158.6)	(1,029.3)	(226.1)	(187.9)	(170.5)	(115.0)	(329.8)	(129.3)	(1.2)	(0.6)	187.7	(92.2)	(223.0)
Non-recurring items	548.2	(1,548.5)	(20.8)	15.7	(12.6)	(1,423.9)	(106.9)	2,096.7	(1.3)	-	-	2,105.2	(7.2)
Royalties	(566.6)	(528.0)	(204.8)	(194.3)	(113.2)	(15.7)	-	(38.6)	(10.2)	-	(82.9)	(28.3)	82.8
Current taxation	(1,111.8)	(1,111.3)	(472.3)	(422.0)	(223.0)	(1.1)	7.1	(0.5)	-	-	(22.8)	-	22.3
Deferred taxation	(90.3)	(164.5)	(64.3)	(148.5)	19.4	35.3	(6.4)	74.2	16.9	(11.6)	13.1	68.1	(12.3)
Loss for the period	3,042.7	1,186.5	1,744.5	1,614.8	760.0	(1,957.3)	(975.5)	1,856.2	88.8	17.9	114.9	2,049.7	(415.1)
Attributable to:													-
Owners of Sibanye-Stillwater	3,473.3	1,619.4	1,744.5	1,614.8	760.0	(1,523.5)	(976.4)	1,853.9	88.8	15.6	114.9	2,049.7	(415.1)
Non-controlling interests	(430.6)	(432.9)	-	-	-	(433.8)	0.9	2.3	-	2.3	-	-	-

Adjusted EBITDA	10,270.4	9,920.1	3,782.5	3,800.7	2,085.9	290.1	(39.1)	350.3	262.9	39.6	446.7	76.7	(475.6)
Sustaining capital expenditure	(1,010.5)	(683.5)	(218.5)	(261.2)	(84.8)	(48.9)	(70.1)	(327.0)	(175.8)	(1.3)	(159.8)	(148.7)	158.6
Ore reserve development	(2,394.4)	(2,394.4)	(779.0)	(912.9)	(542.9)	(159.6)	-	-	-	-	-	-	-
Growth projects	(746.3)	(746.3)	(54.1)	(130.1)	(0.7)	(40.7)	(520.7)	-	-	-	-	-	-
Total capital expenditure	(4,151.2)	(3,824.2)	(1,051.6)	(1,304.2)	(628.4)	(249.2)	(590.8)	(327.0)	(175.8)	(1.3)	(159.8)	(148.7)	158.6

	For the year ended 31 Dec 2016 (Reviewed) (Revised)[1]
	GROUP
US dollars[3]	Total	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate	Total SA PGM[2]	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate
Revenue	2,128.1	1,873.4	640.4	605.6	400.8	229.1	(2.5)	254.7	134.4	8.9	83.3	112.9	(84.8)
Underground	1,909.1	1,676.3	552.1	545.8	383.3	197.6	(2.5)	232.8	134.4	-	83.3	99.9	(84.8)
Surface	219.0	197.1	88.3	59.8	17.5	31.5	-	21.9	-	8.9	-	13.0	-
Recycling	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(1,410.7)	(1,181.6)	(379.2)	(343.4)	(255.7)	(203.3)	-	(229.1)	(115.1)	(6.2)	(66.0)	(107.8)	66.0
Underground	(1,280.7)	(1,066.4)	(330.5)	(314.0)	(243.0)	(178.9)	-	(214.3)	(115.1)	-	(66.0)	(99.2)	66.0
Surface	(130.0)	(115.2)	(48.7)	(29.4)	(12.7)	(24.4)	-	(14.8)	-	(6.2)	-	(8.6)	-
Recycling	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortisation and depreciation	(275.3)	(259.8)	(69.0)	(81.1)	(55.7)	(52.5)	(1.5)	(15.5)	(11.1)	(0.1)	(15.2)	(4.0)	14.9
Interest income	22.6	19.7	4.8	4.2	2.3	2.2	6.2	2.9	2.4	(0.6)	-	0.6	0.5
Finance expense	(61.5)	(54.9)	(9.7)	(10.6)	(5.3)	(5.2)	(24.1)	(6.6)	(4.8)	-	(0.8)	(1.8)	0.8
Share-based payments	(33.8)	(17.4)	(1.1)	(0.9)	(0.6)	-	(14.8)	(16.4)	-	-	-	-	(16.4)
Net other costs	(78.9)	(70.3)	(15.4)	(12.9)	(11.6)	(7.8)	(22.6)	(8.6)	-	-	12.8	(6.3)	(15.1)
Non-recurring items	37.3	(105.5)	(1.4)	1.1	(0.9)	(97.0)	(7.3)	142.8	(0.1)	-	-	143.4	(0.5)
Royalties	(38.6)	(35.9)	(14.0)	(13.2)	(7.6)	(1.1)	-	(2.7)	(0.7)	-	(5.6)	(2.0)	5.6
Current taxation	(75.7)	(75.6)	(32.2)	(28.7)	(15.2)	(0.1)	0.6	(0.1)	-	-	(1.6)	-	1.5
Deferred taxation	(6.2)	(11.2)	(4.4)	(10.1)	1.3	2.4	(0.4)	5.0	1.2	(0.8)	0.9	4.6	(0.9)
Loss for the period	207.3	80.9	118.8	110.0	51.8	(133.3)	(66.4)	126.4	6.2	1.2	7.8	139.6	(28.4)
Attributable to:													-
Owners of Sibanye-Stillwater	236.6	110.4	118.8	110.0	51.8	(103.7)	(66.5)	126.2	6.2	1.0	7.8	139.6	(28.4)
Non-controlling interests	(29.3)	(29.5)	-	-	-	(29.6)	0.1	0.2	-	0.2	-	-	-

Adjusted EBITDA	699.6	675.8	257.7	258.9	142.1	19.8	(2.7)	23.8	17.9	2.7	30.4	5.2	(32.4)
Sustaining capital expenditure	(68.9)	(46.6)	(14.9)	(17.8)	(5.8)	(3.3)	(4.8)	(22.3)	(12.0)	(0.1)	(10.9)	(10.1)	10.8
Ore reserve development	(163.1)	(163.1)	(53.0)	(62.2)	(37.0)	(10.9)	-	-	-	-	-	-	-
Growth projects	(50.8)	(50.8)	(3.7)	(8.9)	-	(2.8)	(35.4)	-	-	-	-	-	-
Total capital expenditure	(282.8)	(260.5)	(71.6)	(88.9)	(42.8)	(17.0)	(40.2)	(22.3)	(12.0)	(0.1)	(10.9)	(10.1)	10.8

1Subsequent to the successful integration of the US PGM operations, management has included the corporate and reconciling items directly attributable to the SA PGM operations in the respective operating segments, in line with how the information from these segments is reviewed by and reported to the Executive Committee. The comparative segment reporting for the year ended 31 December 2016 has been revised to conform to the current presentation.

2The SA PGM operations’ results for the year ended 31 December 2016 include the Rustenburg Operations for two months since acquisition.

3The average exchange rate for the year ended 31 December 2017 was R14.38/US$.

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       31

ALL-IN COSTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2017, 30 JUNE 2017 AND 31 DECEMBER 2016

SA gold operations

			SA REGION
			Total SA gold	Driefontein	Kloof	Beatrix	Cooke	Corporate
Cost of sales, before amortisation and depreciation[1]		Dec 2017	8,956.5	3,098.4	2,945.2	1,997.7	915.2	-
		Jun 2017	8,922.7	3,105.1	2,817.5	1,954.8	1,045.3	-
		Dec 2016	8,649.7	2,799.2	2,522.2	1,925.3	1,403.0	-
Royalties		Dec 2017	184.5	31.1	119.8	24.4	9.2	-
		Jun 2017	140.8	46.7	69.5	20.1	4.5	-
		Dec 2016	265.3	102.8	94.4	60.9	7.2	-
Community costs		Dec 2017	22.0	3.6	12.1	5.8	0.5	-
		Jun 2017	9.1	3.2	3.9	1.5	0.5	-
		Dec 2016	60.8	8.5	13.1	23.0	16.2	-
Share-based payments[2]		Dec 2017	0.3	0.3	-	-	-	-
		Jun 2017	5.6	2.5	1.8	1.3	-	-
		Dec 2016	12.3	5.6	4.3	2.4	-	-
Rehabilitation interest and amortisation[3]		Dec 2017	32.0	(20.2)	18.3	11.3	23.5	(0.9)
		Jun 2017	68.5	(11.4)	22.0	14.3	41.6	2.0
		Dec 2016	58.8	(18.4)	19.7	10.4	46.0	1.1
Ore reserve development		Dec 2017	1,134.4	456.7	449.1	228.6	-	-
		Jun 2017	1,153.6	419.4	427.1	253.4	53.7	-
		Dec 2016	1,252.1	399.2	494.3	285.9	72.7	-
Sustaining capital expenditure		Dec 2017	345.5	150.6	158.4	36.5	-	-
		Jun 2017	171.3	84.4	51.8	26.6	8.5	-
		Dec 2016	402.2	147.0	175.3	52.8	27.1	-
Less: By-product credit		Dec 2017	(11.4)	(3.8)	(3.6)	(2.7)	(1.3)	-
		Jun 2017	(11.8)	(4.5)	(2.9)	(3.0)	(1.4)	-
		Dec 2016	(15.0)	(5.0)	(3.8)	(4.1)	(2.1)	-
Total All-in-sustaining cost[4]		Dec 2017	10,663.8	3,716.7	3,699.3	2,301.6	947.1	(0.9)
		Jun 2017	10,459.8	3,645.4	3,390.7	2,269.0	1,152.7	2.0
		Dec 2016	10,686.2	3,438.9	3,319.5	2,356.6	1,570.1	1.1
Plus: Corporate cost, growth and capital expenditure		Dec 2017	410.2	13.8	86.1	2.3	-	308.0
		Jun 2017	418.1	30.6	61.0	0.2	11.7	314.6
		Dec 2016	601.9	37.2	94.7	4.5	36.2	429.3
Total All-in-cost[4]		Dec 2017	11,074.0	3,730.5	3,785.4	2,303.9	947.1	307.1
		Jun 2017	10,877.9	3,676.0	3,451.7	2,269.2	1,164.4	316.6
		Dec 2016	11,288.1	3,476.1	3,414.2	2,361.1	1,606.3	430.4
Gold sold	kg	Dec 2017	22,216	7,400	8,806	4,590	1,420	-
		Jun 2017	21,547	7,688	7,660	4,501	1,698	-
		Dec 2016	23,676	8,173	7,788	5,197	2,518	-
	000'oz	Dec 2017	714.2	237.9	283.1	147.6	45.6	-
		Jun 2017	692.7	247.2	246.3	144.7	54.5	-
		Dec 2016	761.3	262.8	250.4	167.1	81.0	-
All-in-sustaining cost	R/kg	Dec 2017	480,005	502,257	420,089	501,438	666,972	-
		Jun 2017	485,441	474,168	442,650	504,110	678,857	-
		Dec 2016	451,352	420,763	426,233	453,454	623,550	-
	US$/oz	Dec 2017	1,114	1,165	975	1,163	1,548	-
		Jun 2017	1,143	1,117	1,043	1,187	1,599	-
		Dec 2016	1,005	937	949	1,010	1,388	-
All-in-cost	R/kg	Dec 2017	498,470	504,122	429,866	501,939	666,972	-
		Jun 2017	504,845	478,148	450,614	504,155	685,748	-
		Dec 2016	476,774	425,315	438,392	454,320	637,927	-
	US$/oz	Dec 2017	1,157	1,170	997	1,165	1,548	-
		Jun 2017	1,189	1,126	1,061	1,188	1,615	-
		Dec 2016	1,062	947	976	1,012	1,420	-

The average exchange rates for the six months ended 31 December 2017, 30 June 2017 and 31 December 2016 were R13.41/US$, R13.21/US$ and R13.97/US$, respectively.

Figures may not add as they are rounded independently.

All-in costs are calculated in accordance with the World Gold Council guidance.

1Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs.

2Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value.

3Rehabilitation include the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production.

4All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth.

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       32

SA and US PGM operations

			GROUP	SA REGION						US REGION[2]
			Total	Total SA PGM[1]	Kroondal	Mimosa	Plat Mile	Rustenburg	Corporate	Stillwater[2]
Cost of sales, before amortisation and depreciation[3]		Dec 2017	8,187.0	6,100.2	1,230.3	589.6	70.3	4,799.6	(589.6)	2,086.8
		Jun 2017	6,039.6	5,491.6	1,165.6	610.9	59.5	4,266.5	(610.9)	548.0
		Dec 2016	2,747.6	2,747.6	1,103.3	617.6	61.8	1,582.5	(617.6)	-
Royalties		Dec 2017	39.0	39.0	3.1	26.3	-	36.0	(26.4)	-
		Jun 2017	32.1	32.1	2.5	34.1	-	29.6	(34.1)	-
		Dec 2016	15.8	15.8	7.5	55.7	-	8.3	(55.7)	-
Inventory change		Dec 2017	3.9	-	-	-	-	-	-	3.9
		Jun 2017	100.0	-	-	-	-	-	-	100.0
		Dec 2016	-	-
Share-based payments[4]		Dec 2017	3.2	-	-	-	-	-	-	3.2
		Jun 2017	1.7	-	-	-	-	-	-	1.7
		Dec 2016
Rehabilitation interest and amortisation[5]		Dec 2017	(0.1)	(5.5)	17.8	2.2	-	(23.4)	(2.1)	5.4
		Jun 2017	39.5	38.5	31.0	2.0	-	7.4	(1.9)	1.0
		Dec 2016	48.2	48.2	27.0	2.2	-	22.8	(3.8)	-
Ore reserve development		Dec 2017	655.5	231.4	-	-	-	231.4	-	424.1
		Jun 2017	348.1	233.6	-	-	-	233.6	-	114.5
		Dec 2016	-	-	-	-	-	-	-	-
Sustaining capital expenditure		Dec 2017	461.4	281.2	111.6	117.9	5.6	164.0	(117.9)	180.2
		Jun 2017	333.1	286.4	78.9	-	5.4	202.1	-	46.7
		Dec 2016	258.8	258.8	108.6	99.1	0.3	148.7	(97.9)	-
On-mine exploration		Dec 2017	-	-	-	-	-	-	-	-
		Jun 2017	-	-	-	-	-	-	-	-
		Dec 2016	-	-
Less: By-product credit		Dec 2017	(1,197.8)	(1,009.2)	(89.5)	(152.4)	(6.1)	(913.6)	152.4	(188.6)
		Jun 2017	(640.4)	(590.9)	(96.6)	(120.8)	(4.4)	(489.9)	120.8	(49.5)
		Dec 2016	(354.5)	(354.5)	(79.6)	(133.7)	1.9	(276.8)	133.7
Total All-in-sustaining cost[6]		Dec 2017	8,152.1	5,637.1	1,273.3	583.6	69.8	4,294.0	(583.6)	2,515.0
		Jun 2017	6,253.7	5,491.3	1,181.4	526.2	60.5	4,249.3	(526.1)	762.4
		Dec 2016	2,716.0	2,716.0	1,166.8	640.9	64.0	1,485.5	(641.3)	-
Plus: Corporate cost, growth and capital expenditure		Dec 2017	725.6	2.3	-	-	2.3	-	-	723.3
		Jun 2017	176.2	-	-	-	-	-	-	176.2
		Dec 2016	240.4	240.4	-	-	-	-	240.4	-
Total All-in-cost[6]		Dec 2017	8,877.7	5,639.4	1,273.3	583.6	72.1	4,294.0	(583.6)	3,238.3
		Jun 2017	6,429.9	5,491.3	1,181.4	526.2	60.5	4,249.3	(526.1)	938.6
		Dec 2016	2,956.4	2,956.4	1,166.8	640.9	64.0	1,485.5	(400.9)	-
PGM production	4Eoz - 2Eoz	Dec 2017	886,266	603,635	126,607	63,274	10,545	403,209	-	282,631
		Jun 2017	684,437	590,712	114,619	60,879	8,898	406,316	-	93,725
		Dec 2016	327,989	327,989	117,520	61,585	11,098	137,786	-	-
	kg	Dec 2017	27,566	18,775	3,938	1,968	328	12,541	-	8,791
		Jun 2017	21,288	18,373	3,565	1,894	277	12,638	-	2,915
		Dec 2016	10,202	10,202	3,655	1,916	345	4,286	-	-
All-in-sustaining cost	R/4Eoz - R/2Eoz	Dec 2017	9,905	10,432	10,057	9,223	6,619	10,650	-	8,899
		Jun 2017	10,029	10,364	10,307	8,643	6,799	10,458	-	8,134
		Dec 2016	10,195	10,195	9,928	10,406	5,769	10,781	-	-
	US$/4Eoz - US$/2Eoz	Dec 2017	739	778	750	688	494	794	-	660
		Jun 2017	759	785	781	655	515	792	-	622
		Dec 2016	730	730	711	745	413	772	-	-
All-in-cost	R/4Eoz - R/2Eoz	Dec 2017	10,787	10,436	10,057	9,223	6,837	10,650	-	11,458
		Jun 2017	10,312	10,364	10,307	8,643	6,799	10,458	-	10,014
		Dec 2016	11,097	11,097	9,928	10,406	5,769	10,781	-	-
	US$/4Eoz - US$/2Eoz	Dec 2017	805	779	750	688	510	794	-	845
		Jun 2017	781	785	781	655	515	792	-	765
		Dec 2016	794	794	711	745	413	772	-	-

Average exchange rates for the six months ended 31 December 2017, 30 June 2017 and 31 December 2016 were R13.41/US$, R13.21/US$ and R13.97/US$, respectively. Comparative numbers for 2016 is not available.

Figures may not add as they are rounded independently.

1The SA PGM operations’ results for the six months ended 31 December 2016 include the Rustenburg Operations for two months since acquisition.

2The US PGM operations’ results for the six months ended 30 June 2017 include Stillwater for the two months since acquisition. The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown.

All-in costs are calculated in accordance with the World Gold Council guidance

3Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs.

4Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value.

5Rehabilitation include the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production.

6All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth.
Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       33

SALIENT FEATURES AND COST BENCHMARKS FOR THE YEAR ENDED 31 DECEMBER 2017 AND 31 DECEMEBER 2016

SA gold operations

			SA REGION
			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface
Production
Tonnes milled/treated	000't	Dec 2017	19,030	7,575	11,455	2,137	3,905	2,177	3,574	2,737	778	524	3,198
		Dec 2016	20,181	8,084	12,097	2,055	3,916	2,009	2,667	2,862	1,471	1,158	4,043
Yield	g/t	Dec 2017	2.29	5.19	0.38	6.21	0.45	6.81	0.45	3.24	0.30	4.46	0.24
		Dec 2016	2.33	5.21	0.41	6.77	0.56	6.82	0.56	3.35	0.30	4.19	0.20
Gold produced	kg	Dec 2017	43,634	39,285	4,349	13,262	1,742	14,826	1,606	8,859	232	2,338	769
		Dec 2016	47,034	42,078	4,956	13,920	2,210	13,704	1,506	9,601	440	4,853	800
	000'oz	Dec 2017	1,402.9	1,263.1	139.8	426.4	56.0	476.7	51.6	284.8	7.5	75.2	24.7
		Dec 2016	1,512.2	1,352.9	159.3	447.6	71.1	440.6	48.4	308.7	14.1	156.0	25.7
Gold sold	kg	Dec 2017	43,763	39,403	4,360	13,346	1,742	14,860	1,606	8,859	232	2,338	780
		Dec 2016	46,905	41,960	4,945	13,836	2,210	13,670	1,506	9,601	440	4,853	789
	000'oz	Dec 2017	1,407.1	1,266.9	140.2	429.1	56.0	477.8	51.6	284.8	7.5	75.2	25.1
		Dec 2016	1,508.0	1,349.0	159.0	444.8	71.1	439.5	48.4	308.7	14.1	156.0	25.4
Price and costs
Gold price received	R/kg	Dec 2017	536,378			535,319		537,167		536,333		537,684
		Dec 2016	586,319			585,884		585,853		585,997		595,923
	US$/oz	Dec 2017	1,254			1,251		1,256		1,254		1,257
		Dec 2016	1,242			1,242		1,242		1,242		1,263
Operating cost[1]	R/t	Dec 2017	937	2,111	161	2,556	183	2,342	183	1,407	129	3,019	117
		Dec 2016	862	1,941	142	2,374	182	2,300	162	1,246	126	2,268	90
	US$/t	Dec 2017	70	159	12	192	14	176	14	106	10	227	9
		Dec 2016	59	132	10	162	12	157	11	85	9	155	6
	R/kg	Dec 2017	408,773	407,132	423,592	411,838	410,218	343,896	406,725	434,823	432,759	676,518	486,346
		Dec 2016	369,707	372,955	342,131	350,517	323,258	337,150	286,587	371,565	422,727	541,150	454,500
	US$/oz	Dec 2017	956	952	990	963	959	804	951	1,017	1,012	1,582	1,137
		Dec 2016	784	790	725	743	685	715	607	788	896	1,147	963
Adjusted EBITDA margin[2]	%	Dec 2017	23			23		34		19		(31)
		Dec 2016	36			40		43		35		9
All-in sustaining cost[3]	R/kg	Dec 2017	482,693			487,951		430,572		502,761		673,445
		Dec 2016	450,152			421,501		427,036		452,754		588,745
	US$/oz	Dec 2017	1,128			1,141		1,007		1,175		1,574
		Dec 2016	954			893		905		960		1,248
All-in cost[3]	R/kg	Dec 2017	501,620			490,893		439,506		503,036		677,197
		Dec 2016	472,585			424,872		435,609		453,232		595,959
	US$/oz	Dec 2017	1,173			1,148		1,027		1,176		1,583
		Dec 2016	1,002			901		923		961		1,263
Capital expenditure
Ore reserve development	Rm	Dec 2017	2,287.9			876.1		876.2		482.0		53.6
		Dec 2016	2,394.4			779.0		912.9		542.9		159.6
Sustaining capital		Dec 2017	531.1			235.0		210.2		63.1		8.5
		Dec 2016	683.5			218.5		261.2		84.8		48.9
Corporate and projects[4]		Dec 2017	564.5			44.4		147.1		0.5		11.7
		Dec 2016	746.3			54.1		130.1		0.7		40.7
Total capital expenditure	Rm	Dec 2017	3,410.1			1,155.5		1,233.5		545.6		73.9
		Dec 2016	3,824.2			1,051.6		1,304.2		628.4		249.2
	US$m	Dec 2017	256.2			86.8		92.7		40.9		5.5
		Dec 2016	260.5			71.6		88.9		42.8		17.0

Average exchange rates for the year ended 31 December 2017 and 31 December 2016 were R13.31/US$ and R14.68/US$, respectively.

Figures may not add as they are rounded independently.

1

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation in a period by the gold produced in the same period.

2	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue.
3

All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold in the same period.

4

Corporate project expenditure for the year ended 31 December 2017 and 31 December 2016 was R401.6  million (US$30.3 million) and R590.8 million (US$40.2 million), respectively, the majority of which related to the Burnstone project.

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       34

SA and US PGM operations

			GROUP	SA REGION								US REGION
				Total SA PGM[1]			Kroondal	Mimosa	Plat Mile	Rustenburg		Total US PGM Stillwater[2]
Attributable			Total SA and US PGM operations	Total	Under- ground	Surface	Attributable	Attributable	Surface	Under- ground	Surface	Under- ground[2]
Production
Tonnes milled/treated	000't	Dec 2017	27,051	26,196	12,261	13,935	3,778	1,385	8,050	7,098	5,885	855
		Dec 2016	11,612	11,612	4,949	6,663	2,733	1,012	5,669	1,204	994
Plant head grade	g/t	Dec 2017	2.50	2.09	3.30	1.02	2.42	3.58	0.65	3.70	1.52	15.01
		Dec 2016	1.72	1.72	2.99	0.78	2.48	3.57	0.65	3.65	1.53
Plant recoveries	%	Dec 2017	72.37	68.06	83.42	24.25	81.91	77.87	11.62	84.99	31.58	91.0
		Dec 2016	65.45	65.45	81.76	19.11	81.73	78.44	11.54	84.54	37.42
Yield	g/t	Dec 2017	1.81	1.42	2.75	0.25	1.99	2.79	0.08	3.15	0.48	13.69
		Dec 2016	1.13	1.13	2.44	0.15	2.03	2.80	0.08	3.09	0.57
PGM production[3]	4Eoz - 2Eoz	Dec 2017	1,570,704	1,194,348	1,083,902	110,446	241,225	124,153	19,443	718,524	91,003	376,356
		Dec 2016	420,763	420,763	388,774	31,989	178,227	91,076	13,673	119,471	18,316
PGM sold	4Eoz - 2Eoz	Dec 2017	1,549,615	1,194,348	1,083,902	110,446	241,225	124,153	19,443	718,524	91,003	355,267
		Dec 2016	420,763	420,763	388,774	31,989	178,227	91,076	13,673	119,471	18,316
Price and costs[4]
Average PGM basket price[5]	R/4Eoz - R/2Eoz	Dec 2017	12,477	12,534			12,564	12,572	12,679	12,548	12,255	12,330
		Dec 2016	12,209	12,209			12,409	12,206	12,497	11,870	12,263
	US$/4Eoz	Dec 2017	938	942			944	945	953	943	921	927
		Dec 2016	832	832			846	832	852	809	836
Operating cost[6]	R/t	Dec 2017	554	467	982	66	634	867	16	1,167	133	3,081
		Dec 2016	373	373	832	33	619	958	16	1,209	128
	US$/t	Dec 2017	42	35	74	5	48	65	1	88	10	232
		Dec 2016	25	25	57	2	42	65	1	82	9
	R/4Eoz - R/2Eoz	Dec 2017	8,013	10,831	11,126	8,271	9,932	9,670	6,676	11,527	8,612	7,001
		Dec 2016	7,993	7,993	-	-	9,481	10,639	6,641	11,485
	US$/4Eoz - US$/2Eoz	Dec 2017	602	814	836	621	747	727	502	866	647	526
		Dec 2016	545	545	-	-	646	725	453	783	-
Adjusted EBITDA margin[7]	%	Dec 2017		12			15	31	27	11		23
		Dec 2016		9			13	37	30	5
All-in sustaining cost[8]	R/4Eoz - R/2Eoz	Dec 2017	9,959	10,399			10,176	9,781	6,696	10,554		8,707
		Dec 2016	10,342	10,342			10,264	11,222	6,947	10,780
	US$/4Eoz - US$/2Eoz	Dec 2017	748	782			765	735	503	793		651
		Dec 2016	705	705			699	765	473	735
All-in cost[8]	R/4Eoz - R/2Eoz	Dec 2017	10,582	10,401			10,176	9,781	6,815	10,554		11,097
		Dec 2016	10,342	10,342			10,264	11,222	6,947	10,780
	US$/4Eoz - US$/2Eoz	Dec 2017	795	782			765	735	512	793		821
		Dec 2016	705	705			699	765	473	735
Capital expenditure
Ore reserve development	Rm	Dec 2017	1,003.6	465.0			-	-	-	465.0	538.6	538.6
		Dec 2016	-	-			-	-	-	-		-
Sustaining capital		Dec 2017	572.0	567.6			190.5	222.5	11.0	366.1	226.9	226.9
		Dec 2016	327.0	325.7			175.8	159.8	1.3	148.7		-
Corporate and projects		Dec 2017	890.6	2.3			-	-	2.3	-	888.3	888.3
		Dec 2016	1.3	1.3			-	-	-	-		-
Total capital expenditure	Rm	Dec 2017	2,466.2	1,034.9			190.5	222.5	13.3	831.1	1,653.8	1,653.8
		Dec 2016	327.0	327.0			175.8	159.8	1.3	148.7		-
	US$m	Dec 2017	201.9	77.7			14.3	16.7	1.0	62.4	124.2	124.2
		Dec 2016	22.3	22.3			12.0	10.9	0.1	10.1		-

Average exchange rates for the year ended 31 December 2017 and 31 December 2016 were R13.31/US$ and R14.68/US$, respectively.

Figures may not add as they are rounded independently.

1The SA PGM operations’ results for the six months ended December 2016 include the Rustenburg Operations for the two months since acquisition.

2The US PGM operations’ results for the six months ended 30 June 2017 are for two months since acquisition. The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the statistics shown, except for adjusted EBITDA margin and is  detailed in the PGM recycling table below.

3Production per product – see prill split in the table below.

4The Group and total SA  PGM operations’ unit cost benchmarks exclude the  financial results of Mimosa,  which is equity accounted and excluded from revenue and cost of sales.

5The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment.

6Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation in a period by the gold produced in the same period.

7Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue.

8All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM production in the same period.

Mining - Prill split excluding Recycling operations											Recycling Operation
	GROUP		SA REGION				US REGION					US REGION
Year ended	Dec 2017		Dec 2017		Dec 2016		Dec 2017		Dec 2016			Unit	8 months ended
	4Eoz / 2Eoz	%	4Eoz	%	4Eoz	%	2Eoz	%	2Eoz	%			Dec 2017
Platinum	780,194	50%	694,956	58%	238,662	57%	85,238	23%			Average catalyst fed/day	Tonne	24.2
Palladium	663,335	42%	372,217	31%	136,156	32%	291,118	77%			Total processed	Tonne	5,933
Rhodium	100,165	6%	100,165	8%	35,582	8%					Tolled	Tonne	869
Gold	27,010	2%	27,010	2%	10,363	2%					Purchased	Tonne	5,063
PGM production	1,570,704	100%	1,194,348	100%	420,763	100%	376,356	100%			PGM fed	Troy oz	517,148
Ruthenium	156,211		156,211		55,358						PGM sold	Troy oz	377,793
Iridium	36,002		36,002		13,164						PGM tolled returned	Troy oz	108,728
Total	1,762,917		1,386,561		489,285		376,356

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       35

SALIENT FEATURES AND COST BENCHMARKS FOR THE QUARTERS ENDED 31 DECEMBER 2017 AND 30 SEPTEMBER 2017

SA gold operations

			SA REGION
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface
Production
Tonnes milled/treated	000't	Dec 2017	4,241	1,737	2,504	519	973	527	942	647	226	44	363
		Sep 2017	4,924	2,007	2,917	551	1,090	574	933	725	78	157	816
Yield	g/t	Dec 2017	2.51	5.51	0.42	6.32	0.39	7.31	0.45	3.29	0.30	7.27	0.53
		Sep 2017	2.35	5.25	0.36	6.00	0.40	7.21	0.42	3.28	0.27	4.52	0.24
Gold produced	kg	Dec 2017	10,640	9,578	1,062	3,279	377	3,853	426	2,126	67	320	192
		Sep 2017	11,576	10,529	1,047	3,306	438	4,137	390	2,376	21	710	198
	000'oz	Dec 2017	342.2	308.0	34.2	105.4	12.1	123.9	13.7	68.4	2.2	10.3	6.2
		Sep 2017	372.2	338.5	33.7	106.3	14.1	133.0	12.5	76.4	0.7	22.8	6.4
Gold sold	kg	Dec 2017	10,640	9,578	1,062	3,279	377	3,853	426	2,126	67	320	192
		Sep 2017	11,576	10,529	1,047	3,306	438	4,137	390	2,376	21	710	198
	000'oz	Dec 2017	342.2	308.0	34.2	105.4	12.1	123.9	13.7	68.4	2.2	10.3	6.2
		Sep 2017	372.2	338.5	33.7	106.3	14.1	133.0	12.5	76.4	0.7	22.8	6.4
Price and costs
Gold price received	R/kg	Dec 2017	556,297			556,072		556,041		555,221		566,211
		Sep 2017	542,407			540,251		542,412		543,763		547,687
	US$/oz	Dec 2017	1,269			1,269		1,269		1,267		1,292
		Sep 2017	1,280			1,275		1,280		1,284		1,293
Operating cost[1]	R/t	Dec 2017	987	2,151	179	2,475	171	2,388	182	1,462	57	5,650	265
		Sep 2017	969	2,134	167	2,643	175	2,337	186	1,418	141	2,917	138
	US$/t	Dec 2017	72	158	13	182	13	175	13	107	4	414	19
		Sep 2017	74	162	13	201	13	177	14	108	11	221	10
	R/kg	Dec 2017	393,289	390,175	421,375	391,705	442,175	326,629	403,286	444,779	191,045	776,875	501,042
		Sep 2017	412,215	406,838	466,285	440,442	436,073	324,196	445,385	432,786	523,810	645,070	568,182
	US$/oz	Dec 2017	897	890	961	894	1,009	745	920	1,015	436	1,772	1,143
		Sep 2017	973	960	1,101	1,040	1,029	765	1,051	1,022	1,236	1,523	1,341
All-in sustaining cost[2]	R/kg	Dec 2017	472,293			481,318		420,776		504,378		704,102
		Sep 2017	487,068			522,703		419,395		498,748		646,035
	US$/oz	Dec 2017	1,078			1,098		960		1,151		1,606
		Sep 2017	1,150			1,234		990		1,177		1,525
All-in cost[2]	R/kg	Dec 2017	493,459			481,647		434,798		504,651		704,102
		Sep 2017	503,041			526,068		425,160		499,458		646,035
	US$/oz	Dec 2017	1,126			1,099		992		1,151		1,606
		Sep 2017	1,187			1,242		1,004		1,179		1,525
Capital expenditure
Ore reserve development	Rm	Dec 2017	537.8			214.5		211.4		111.9		-
		Sep 2017	596.6			242.2		237.7		116.7		-
Sustaining capital		Dec 2017	205.9			92.1		93.4		20.4		-
		Sep 2017	139.6			58.5		65.0		16.1		-
Corporate and projects[3]		Dec 2017	137.8			1.3		60.0		0.3		-
		Sep 2017	131.8			12.6		26.1		-		-
Total capital expenditure	Rm	Dec 2017	881.6			307.9		364.8		132.6		-
		Sep 2017	867.9			313.3		328.8		132.8		-
	US$m	Dec 2017	64.8			22.6		26.9		9.6		-
		Sep 2017	65.9			23.8		25.0		10.1		-

Average exchange rates for the quarters ended 31 December 2017 and 30 September 2017 were R13.63/US$ and R13.18/US$, respectively.

Figures may not add as they are rounded independently.

1

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation in a period by the gold produced in the same period.

2

All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold in the same period,

3

Corporate project expenditure for the quarters ended 31 December 2017and 30 September 2017 was R76.3 million (US$5.7 million) and R93.0 million (US$7.0 million), respectively, the majority of which related to the Burnstone project.

[1]

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       36

SA and US PGM operations

			GROUP	SA REGION								US REGION
				Total SA PGM[1]			Kroondal	Mimosa	Plat Mile	Rustenburg		Total US PGM Stillwater[2]
Attributable			Total SA and US PGM operations	Total	Under- ground	Surface	Attributable	Attributable	Surface	Under- ground	Surface	Under- ground[2]
Production
Tonnes milled/treated	000't	Dec 2017	6,269	5,943	3,047	2,896	988	345	1,655	1,714	1,241	326
		Sep 2017	7,223	6,914	3,209	3,705	978	359	2,202	1,872	1,503	309
Plant head grade	g/t	Dec 2017	2.90	2.21	3.31	1.06	2.50	3.58	0.67	3.73	1.57	15.39
		Sep 2017	2.56	2.01	3.26	0.92	2.39	3.59	0.60	3.64	1.39	14.86
Plant recoveries	%	Dec 2017	76.08	70.34	83.33	27.45	81.92	78.04	15.60	84.90	34.22	90.6
		Sep 2017	74.43	68.68	84.11	21.43	81.85	78.19	11.70	86.00	27.57	92.00
Yield	g/t	Dec 2017	2.21	1.56	2.76	0.29	2.05	2.79	0.10	3.17	0.54	14.03
		Sep 2017	1.90	1.38	2.74	0.20	1.96	2.80	0.07	3.14	0.38	13.65
PGM production[3]	4Eoz - 2Eoz	Dec 2017	444,498	297,452	270,467	26,985	64,974	30,940	5,574	174,553	21,411	147,046
		Sep 2017	441,769	306,184	282,666	23,518	61,633	32,334	4,971	188,699	18,547	135,585
PGM sold	4Eoz - 2Eoz	Dec 2017	439,093	297,452	270,467	26,985	64,974	30,940	5,574	174,553	21,411	141,641
		Sep 2017	444,645	306,184	282,666	23,518	61,633	32,334	4,971	188,699	18,547	138,461
Price and costs[4]
Average PGM basket price[5]	R/4Eoz - R/2Eoz	Dec 2017	13,511	13,594	13,599	13,551	13,677	13,586	13,666	13,569	13,522	13,360
		Sep 2017	12,385	12,551	12,550	12,571	12,520	12,650	12,666	12,560	12,545	12,047
	US$/4Eoz	Dec 2017	991	997	997	994	1,003	997	1,002	995	992	980
		Sep 2017	940	953	953	954	950	960	961	954	953	914
Operating cost[6]	R/t	Dec 2017	698	549	1,049	82	626	929	22	1,292	162	3,269
		Sep 2017	590	462	974	68	626	750	15	1,156	145	3,305
	US$/t	Dec 2017	51	40	77	6	46	68	2	95	12	240
		Sep 2017	45	35	74	5	48	57	1	88	11	251
	R/4Eoz - R/2Eoz	Dec 2017	7,426	11,523	11,829	8,801	9,515	10,362	6,512	12,691	9,397	7,239
		Sep 2017	7,399	11,062	11,092	10,741	9,931	8,319	6,860	11,472	11,781	7,541
	US$/4Eoz - US$/2Eoz	Dec 2017	545	845	868	646	698	760	478	931	689	531
		Sep 2017	562	840	842	816	754	632	521	871	895	573
All-in sustaining cost[7]	R/4Eoz - R/2Eoz	Dec 2017	9,935	10,641			9,933	9,916	6,206	11,001		8,656
		Sep 2017	9,876	10,229			10,188	8,559	7,081	10,317		9,162
	US$/4Eoz - US$/2Eoz	Dec 2017	729	781			729	727	455	807		629
		Sep 2017	749	777			773	650	537	782		695
All-in cost[7]	R/4Eoz - R/2Eoz	Dec 2017	10,798	10,650			9,933	9,916	6,619	11,001		11,065
		Sep 2017	10,778	10,229			10,188	8,559	7,081	10,317		11,885
	US$/4Eoz - US$/2Eoz	Dec 2017	792	781			729	727	486	807		804
		Sep 2017	818	777			773	650	537	782		902
Capital expenditure
Ore reserve development	Rm	Dec 2017	329.6	110.7			-	-	-	110.7		218.9
		Sep 2017	120.7	120.7			-	-	-	120.7		205.2
Sustaining capital		Dec 2017	283.5	199.0			71.0	64.3	1.8	126.2		84.5
		Sep 2017	82.2	82.2			40.6	53.6	3.8	37.8		95.7
Corporate and projects		Dec 2017	355.6	2.3			-	-	2.3	-		353.3
		Sep 2017	-	-			-	-	-	-		366.5
Total capital expenditure	Rm	Dec 2017	968.7	312.0			71.0	64.3	4.1	236.9		656.7
		Sep 2017	870.3	202.9			40.6	53.6	3.8	158.5		667.4
	US$m	Dec 2017	71.7	22.9			5.2	4.7	0.3	17.4		48.8
		Sep 2017	66.0	15.4			3.1	4.1	0.3	12.0		50.5

Average exchange rates for the quarter ended 31 December 2017 and 30 September 2017 were R13.63/US$ and R13.18/US$, respectively.

Figures may not add as they are rounded independently.

1The SA PGM operations’ results for the six months ended December 2016 include the Rustenburg Operations for the two months since acquisition.

2The US PGM operation’s results for the six months ended 30 June 2017 are for two months since acquisition. The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the statistics shown, except for adjusted EBITDA margin and is  detailed in the PGM recycling table below.

3Production per product – see prill split in the table below.

4The Group and total SA PGM operations’ unit cost benchmarks exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales.

5The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment.

6Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation in a period by the gold produced in the same period.

7All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM production in the same period.

Mining - Prill split excluding Recycling operations											Recycling Operation
	GROUP		SA REGION				US REGION					US REGION
Quarter ended	Dec 2017		Dec 2017		Sep 2017		Dec 2017		Sep 2017			Unit	Quarter ended
	4Eoz / 2Eoz	%	4Eoz	%	4Eoz	%	2Eoz	%	2Eoz	%			Dec 2017
Platinum	205,833	46%	172,798	58%	177,108	58%	33,035	22%	30,943	23%	Average catalyst fed/day	Tonne	24.7
Palladium	206,619	46%	92,608	31%	96,176	31%	114,011	78%	104,642	77%	Total processed	Tonne	2,271
Rhodium	25,262	6%	25,262	8%	25,875	8%					Tolled	Tonne	278
Gold	6,784	2%	6,784	2%	7,025	2%					Purchased	Tonne	1,993
PGM production	444,498	100%	297,452	100%	306,184	100%	147,046	100%	135,585	100%	PGM fed	Troy oz	193,397
Ruthenium	38,814		38,814		40,265						PGM sold	Troy oz	141,745
Iridium	8,825		8,825		9,261						PGM tolled returned	Troy oz	45,280
Total	492,137		345,091		355,710		147,046		135,585

Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       37

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

SA gold operations
Quarter ended		31 December 2017				30 September 2017				Year ended 31 December 2017
	Reef	Black Reef	Carbon leader	Main	VCR	Black Reef	Carbon leader	Main	VCR	Black Reef	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)	141	1,578	804	995	12	1,925	1,009	1126	153	6,358	3,755	3,861
Advanced on reef	(m)	110	222	202	189	12	180	215	237	122	778	998	760
Channel width	(cm)	15	36	50	65	13	55	75	89	24	59	73	81
Average value	(g/t)	1.7	30.2	14.5	46.5	2.3	29.5	7.0	36.6	1.1	22.3	8.2	34.7
	(cm.g/t)	26	1,088	724	3025	30	1,620	528	3260	26	1,318	601	2,807

Quarter ended		31 December 2017					30 September 2017					Year ended 31 December 2017
	Reef	Cobble	Black Reef	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)		1,271	560	28	1,715	-	1,197	678	179	1,738	9	4,351	2,225	570	7,103
Advanced on reef	(m)		348	114	28	279		242	159	57	403		865	415	210	1,230
Channel width	(cm)		155	108	127	98		154	56	122	124		156	69	147	108
Average value	(g/t)		9.2	10.9	12.7	22.5		10.0	12.4	6.9	21.8		8.7	12.6	6.0	21.6
	(cm.g/t)		1,427	1,177	1,615	2,201		1,535	696	845	2,705		1,360	864	880	2,342

Quarter ended		31 December 2017		30 September 2017		Year ended 31 December 2017
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Beatrix	Unit
Advanced	(m)	4,256	153	4,617	210	16,714	1,256
Advanced on reef	(m)	997	15	1,156	98	3,794	309
Channel width	(cm)	132	149	133	214	144	149
Average value	(g/t)	7.1	26.6	8.4	13.3	7.1	13.6
	(cm.g/t)	935	3,962	1,121	2,845	1,018	2,021

Quarter ended		31 December 2017				30 September 2017				Year ended 31 December 2017
	Reef	VCR	Elsburgs Reefs	Elsburgs Massives	Kimberley Reefs	VCR	Elsburgs Reefs	Elsburgs Massives	Kimberley Reefs	VCR	Elsburgs Reefs	Elsburgs Massives	Kimberley Reefs
Cooke	Unit
Advanced	(m)				50		11		61	250	1,184	-	474
Advanced on reef	(m)				26				55	98	260	-	153
Channel width	(cm)				81				144	71	114	-	133
Average value	(g/t)				26.5				11.1	8.5	7.6	-	9.2
	(cm.g/t)				2,151				1,599	604	867	-	1,220

Quarter ended		31 December 2017				30 September 2017				Year ended 31 December 2017
	Reef				Kimberley Reefs				Kimberley Reefs				Kimberley Reefs
Burnstone	Unit
Advanced	(m)				1,174				1,240				4,752
Advanced on reef	(m)				185				102				537
Channel width	(cm)				30				34				46
Average value	(g/t)				13.6				14.3				9.3
	(cm.g/t)				412				488				425

SA PGM operations
Quarter ended		31 December 2017					30 September 2017					Year ended 31 December 2017
	Reef	Kopaneng	Simunye	Bambanani	Kwezi	K6	Kopaneng	Simunye	Bambanani	Kwezi	K6	Kopaneng	Simunye	Bambanani	Kwezi	K6
Kroondal	Unit
Advanced	(m)	558	546	775	930	925	795	483	731	806	1,013	2,510	2,247	2,898	3,756	3,418
Advanced on reef	(m)	558	424	622	571	798	653	283	662	460	630	2,068	1,860	2,336	2,497	2,816
Height	(cm)	234	231	222	245	225	228	241	228	244	239	240	244	229	242	236
Average value	(g/t)	2.3	2.1	3.2	1.5	2.4	2.0	1.6	2.4	1.5	1.7	2.0	2.2	2.4	1.7	2.2
	(cm.g/t)	538	486	711	367	539	464	388	548	359	409	479	527	552	410	512

Quarter ended		31 December 2017				30 September 2017				Year ended 31 December 2017
	Reef	Bathopele	Thembelani	Khuseleka	Siphumelele	Bathopele	Thembelani	Khuseleka	Siphumelele	Bathopele	Thembelani	Khuseleka	Siphumelele
Rustenburg	Unit
Advanced	(m)	332	1,803	2,575	990	436	1,614	2,524	1,087	1,567	6,414	8,062	4,234
Advanced on reef	(m)	332	741	626	396	436	809	725	382	1,566	2,827	2,150	1,383
Height	(cm)	210	117	115	121	203	117	116	118	203	117	116	118
Average value	(g/t)	1.6	1.9	2.1	2.0	1.5	2.1	2.1	2.4	1.9	1.9	2.1	2.1
	(cm.g/t)	345	225	235	238	305	240	240	278	380	222	243	246

Quarter ended		31 December 2017		30 September 2017		Year ended 31 December 2017[1]
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Stillwater [1]	Unit
Primary development (off reef)	(m)	4,823	778	3,090	877	9,650	2,385
Secondary development	(m)	1,200	1,014	1,588	1,181	4,098	2,761

1    Stillwater’s development data for the June 2017 quarter are for two months since acquisition

.
Sibanye-Stillwater Operating and Financial Results | Six months and year ended 31 December 2017       38

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE GOLD LIMITED

Trading as SIBANYE-STILLWATER

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

Issuer code: SGL

ISIN: ZAE E000173951

LISTINGS

JSE: SGL

NYSE: SBGL

WEBSITE

www.sibanyestillwater.com

REGISTERED AND CORPORATE OFFICE

Constantia Office Park, Cnr 14th Avenue & Hendrik Potgieter Road, Bridgeview House, Ground Floor, Weltevreden Park, 1709, South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President:

Investor Relations

Tel: +27 83 453 4014

+27 10 493 6923

Email: james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com

CORPORATE SECRETARY

Cain Farrel

Tel: +27 10 493 6921

Email: cain.farrel@sibanyestillwater.com

DIRECTORS

Sello Moloko[1] (Chairman)

Neal Froneman (CEO)

Charl Keyter (CFO)

Savannah Danson[1]

Timothy Cumming[1]

Barry Davison[1]

Rick Menell[1]

Nkosemntu Nika[1]

Keith Rayner[1]

Susan van der Merwe[1]

Jerry Vilakazi[1]

[1] Independent non-executive

JSE SPONSOR

JP Morgan Equities South Africa Proprietary Limited

(Registration number : 1995/011815/07)

1 Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2196

South Africa

OFFICE OF THE UNITED KINGDOM SECRETARIES LONDON

St James’s Corporate Services Limited

Suite 31

Second Floor

107 Cheapside

London EC2V 6DN

United Kingdom

Tel: +44 20 7796 8644

Fax: +44 20 7796 8645

AUDITORS

KPMG Inc.

KPMG Crescent

85 Empire Road

Parktown 2193

Johannesburg

South Africa

Tel: +27 11 647 7111

AMERICAN DEPOSITORY

RECEIPTS TRANSFER AGENT

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA15252-8516

US toll-free: +1 888 269 2377

Tel: +1 201 680 6825

Email: shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

BNY Mellon

Depositary Receipts

Direct Line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email: tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES

SOUTH AFRICA

Computershare Investor Services Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

PO Box 61051

Marshalltown 2107

South Africa

Tel: +27 11 370 5000

Fax: +27 11 688 5248

TRANSFER SECRETARIES

UNITED KINGDOM

Link Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Tel:0871 664 0300

(calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri) or

+44 20 8639 3399 (from overseas)

Fax: +44 20 8658 3430

Email: ssd@capitaregistrars.com

FORWARD-LOOKING STATEMENTS

NOT FOR RELEASE, PRESENTATION, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This announcement is for informational purposes only and does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or any other jurisdiction nor a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The shares to be issued in connection with the offer for Lonmin plc (“Lonmin” and the “New Sibanye Shares”, respectively) have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”) and, accordingly, may not be offered or sold or otherwise transferred in or into the United States except pursuant to an exemption from the registration requirements of the Securities Act. The New Sibanye Shares are expected to be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. This announcement is not a prospectus for purposes of Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in any relevant Member State) (the “Prospectus Directive”). In any EEA Member State that has implemented the Prospectus Directive, this announcement is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive. This announcement is not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. No statement in this announcement should be construed as a profit forecast.

Forward looking statements

This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Gold Limited trading as Sibanye-Stillwater (“Sibanye-Stillwater”)’s financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and Lonmin. All statements other than statements of historical facts included in this Announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. The important factors that could cause Sibanye-Stillwater’s and Lonmin’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, economic, business, political and social conditions in the United Kingdom, South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye-Stillwater’s and Lonmin’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; the success of Sibanye-Stillwater’s and Lonmin’s business strategy, exploration and development activities; the ability of Sibanye-Stillwater and Lonmin to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; their ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans’ in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this Presentation. Sibanye-Stillwater and Lonmin expressly disclaim any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).